EXHIBIT 99.1

TURQUOISE HILL RESOURCES LTD.

Annual Information Form

For the year ended

December 31, 2014

Dated March 20, 2015

TABLE OF CONTENTS

INTERPRETATION INFORMATION	1

FORWARD-LOOKING INFORMATION AND FORWARD-LOOKING STATEMENTS	1

CAUTIONARY NOTE TO UNITED STATES INVESTORS	3

CURRENCY AND EXCHANGE RATES	5

DEFINITIONS	6

CONVERSION FACTORS	11
GLOSSARY OF TECHNICAL TERMS AND ABBREVIATIONS	11

CORPORATE STRUCTURE	11

NAME, ADDRESS AND INCORPORATION	11
INTER-CORPORATE RELATIONSHIPS	11

GENERAL DEVELOPMENT OF THE BUSINESS	13

OVERVIEW	13
THREE YEAR HISTORY	13
AGREEMENTS WITH RIO TINTO	20
AGREEMENTS WITH THE GOVERNMENT OF MONGOLIA	33

RISK FACTORS	41

DESCRIPTION OF THE BUSINESS	58

OVERVIEW	58
QUALIFIED PERSONS	58
OYU TOLGOI MINE	58
SOUTHGOBI RESOURCES LTD.	88
OTHER PROJECTS	89
OTHER INFORMATION	90

DIVIDENDS	90

DESCRIPTION OF CAPITAL STRUCTURE	90

COMMON SHARES	91
PREFERRED SHARES	91

MARKET FOR SECURITIES	91

DIRECTORS AND OFFICERS	92

NAME AND OCCUPATION	92
SHAREHOLDINGS OF DIRECTORS AND EXECUTIVE OFFICERS	94
COMMITTEES OF THE BOARD OF DIRECTORS	94
CONFLICTS OF INTEREST	94
AUDIT COMMITTEE INFORMATION	95

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	95

TRANSFER AGENT AND REGISTRAR	95

MATERIAL CONTRACTS	95

INTERESTS OF EXPERTS	96

ADDITIONAL INFORMATION	96

INTERPRETATION INFORMATION

Forward-Looking Information and Forward-Looking Statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Corporation’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities; planned expenditures; corporate strategies; the evolution of discussions with the Government of Mongolia; and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Corporation to be materially different from future results, performance or achievements expressed or implied by such statements or information. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which the Corporation will operate in the future, including the price of copper, gold and silver, anticipated capital and operating costs, anticipated future production and cash flows, the ability to complete the disposition of certain of its non-core assets, the ability and timing to complete project financing and/or secure other financing on acceptable terms and the evolution of discussions with the Government of Mongolia on a range of matters including the implementation of the Investment Agreement, project development costs, operating budgets, the payment of taxes and taxation matters, management fees and Oyu Tolgoi LLC internal governance. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper, gold and silver price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities or assessments by governmental authorities, currency fluctuations, the speculative nature of mineral exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements, capital and operating costs for the construction and operation of the Oyu Tolgoi Mine and defective title to mineral claims or property. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking information and statements are based on certain assumptions and analyses made by the Corporation’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements.

With respect to specific forward-looking information concerning the construction and development of the Oyu Tolgoi Mine, the Corporation has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the impact of the decision announced by the Corporation to delay the funding and development of the Oyu Tolgoi underground mine pending resolution of outstanding matters with the Government of Mongolia associated with the development and operation of the Oyu Tolgoi Mine and to satisfy all conditions precedent to the availability of Oyu Tolgoi Project Financing; the approval of the underground feasibility study by Oyu Tolgoi LLC’s shareholders; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the availability and cost of appropriate smelting and refining arrangements; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; the availability of funding on reasonable terms; the timing and availability of a long-term power source for the Oyu Tolgoi Mine; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed the costs projected in the feasibility study and in the 2014 Oyu Tolgoi Technical Report); projected copper, gold and silver prices and demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi Mine.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as the Oyu Tolgoi Mine. It is common in new mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although the Oyu Tolgoi Mine has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations. In addition, funding and development of the underground component of the Oyu Tolgoi Mine have been delayed until matters with the Government of Mongolia can be resolved and a new timetable agreed. These delays can impact project economics.

This Annual Information Form (“AIF”) also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The mineral resource estimates contained in this AIF are inclusive of mineral reserves. Further, mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including future production from the Oyu Tolgoi Mine, the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized), which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. In addition, see “Cautionary Note to United States Investors”. Such estimates and statements are, in large part, based on the following:

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interpretations of geological data obtained from drill holes and other sampling techniques. Large scale continuity and character of the deposits will only be determined once significant additional drilling and sampling has been completed and analyzed. Actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of metals or increases in the costs to recover metals from the Corporation’s mining projects may render mining of ore reserves uneconomic and affect the Corporation’s operations in a materially adverse manner. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period;

•

assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates;

•

assumptions relating to projected future metal prices. The prices used reflect organizational consensus pricing views and opinions in the financial modeling for the Oyu Tolgoi Mine and are subjective in nature. It should be expected that actual prices will be different than the prices used for such modeling (either higher or lower), and the differences could be significant; and

•

assumptions relating to the costs and availability of treatment and refining services for the metals mined from the Oyu Tolgoi Mine, which require arrangements with third parties and involve the potential for fluctuating costs to transport the metals and fluctuating costs and availability of refining services. These costs can be significantly impacted by a variety of industry-specific and also regional and global economic factors (including, among others, those which affect commodity prices). Many of these factors are beyond the Corporation’s control.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Corporation’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section of this AIF.

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of this AIF that may affect future results is not exhaustive. When relying on the Corporation’s forward-looking information and statements to make decisions with respect to the Corporation, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking information and statements contained in this AIF are made as of the date of this document and the Corporation does not undertake any obligation to update or to revise any of the included forward-looking information or statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking information and statements contained in this AIF are expressly qualified by this cautionary statement.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

This AIF has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States (“U.S.”) securities laws. Unless otherwise indicated, all reserve and resource estimates included in this AIF have been prepared in accordance with Canadian

National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards for mineral resources and mineral reserves (“CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Authorities that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the U.S. Securities and Exchange Commission (the “SEC”), and reserve and resource information contained in this AIF may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Mineral reserves estimates included herein may not qualify as “reserves” under SEC standards. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured mineral resources”, “Indicated mineral resources” or “Inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “Inferred mineral resources” have an even greater amount of uncertainty as to their existence and an even greater uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred mineral resource” will ever be upgraded to a higher category. Under NI 43-101, estimated “Inferred mineral resources” generally may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “Inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained pounds” or “contained ounces” of metal in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Corporation in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

CURRENCY AND EXCHANGE RATES

In this AIF, all dollar amounts are quoted in U.S. dollars unless otherwise indicated. References to “$” and “US$” are to U.S. dollars, references to “C$” are to Canadian dollars and references to “A$” are to Australian dollars.

The Bank of Canada noon exchange rates for the conversion of one U.S. dollar using Canadian dollars were as follows during the indicated periods:

(Stated in C$)

	Year Ended December 31,
	2014	2013	2012
End of period	1.1601	1.0636	0.9949
High for the period	1.1643	1.0697	1.0418
Low for the period	1.0614	0.9839	0.9710
Average for the period	1.1045	1.0299	0.9996

The Bank of Canada noon exchange rate on March 20, 2015 for the conversion of U.S. dollars into Canadian dollars was US$1.00 equals C$1.2595 (one Canadian dollar on that date equalled US$0.7940).

DEFINITIONS

In this AIF, unless there is something in the subject matter or context inconsistent therewith, the following terms have the meanings assigned to them below. Certain other scientific and technical terms and abbreviations used in this AIF are defined under the section headed “Technical Terms and Abbreviations”.

“2010 Rights Offering”	means the Corporation’s rights offering completed in February 2011.

“2012 MoA”

means the memorandum of agreement dated April 17, 2012 among the Corporation, RTIH and RTSEA, as amended by an amending agreement dated May 22, 2012, the terms of which are more particularly described under the heading “General Development of the Business – Agreements with Rio Tinto – 2012 MoA”.

“2012 Rights Offering”	means the Corporation’s rights offering completed in July 2012.

“2012 Standby Commitment”

means the agreement by RTIH, subject to certain terms, conditions and limitations set out in the 2012 MoA, to purchase any Common Shares underlying unexercised rights in connection with the 2012 Rights Offering.

“2013 MoA”

means the memorandum of agreement dated August 23, 2013 among the Corporation, RTIH and RTSEA, as amended by an amending agreement dated November 14, 2013, the terms of which are more particularly described under the heading “General Development of the Business – Agreements with Rio Tinto – 2013 MoA”.

“2013 Rights Offering”	means the Corporation’s rights offering completed in January 2014.

“2013 Standby Commitment”

means the agreement by RTIH, subject to certain terms, conditions and limitations set out in the 2013 MoA, to purchase any Common Shares underlying unexercised rights in connection with the 2013 Rights Offering.

“2014 AGM”	means the Corporation’s annual meeting of shareholders held on May 8, 2014.

“2014 Oyu Tolgoi Technical Report”	means the NI 43-101 compliant technical report titled “Oyu Tolgoi 2014 Technical Report”, prepared by OreWin Pty Ltd. with an effective date of September 20, 2014.

“Anti-Dilution Series D Warrants”	means the anti-dilution Series D Warrants issuable to RTIH pursuant to the 2012 MoA.

“Anti-Dilution Warrants”	means the share purchase warrants exercisable to acquire Common Shares issued to RTIH pursuant to RTIH’s exercise of its pre-emptive rights under the Private Placement Agreement.

“ASX”	means the Australian Stock Exchange.

“Board of Directors”	means the board of directors of the Corporation, as constituted from time to time.

“Bridge Facility”

means the Corporation’s $1.5 billion bridge facility entered into in connection with the 2012 MoA pursuant to which RTIH agreed to cause one of its affiliates to fund ongoing development of the Oyu Tolgoi Mine.

“Canadian Securities Authorities”	means the securities commissions or similar securities regulatory authorities in the various provinces and territories of Canada.

“Common Shares”	means common shares in the capital of the Corporation.

“Contract Assignment Arrangement Agreement”	means the contract assignment arrangement agreement dated August 13, 2008 among the Corporation, Oyu Tolgoi LLC and Rio Tinto Alcan.

“Credit Agreement”	means the credit agreement dated October 24, 2007, as amended, between the Corporation, as borrower, and RTIH, as lender.

“Entrée Earn-in Agreement”	means the equity participation and earn-in agreement dated October 15, 2004, as amended on November 9, 2004, between Entrée Gold and the Corporation.

“Entrée Gold”	means Entrée Gold Inc.

“Entrée Joint Venture”

means the joint venture between Oyu Tolgoi LLC and Entrée Gold contemplated by the Entrée Earn-in Agreement in respect of a portion of the Hugo North Extension in which (i) Oyu Tolgoi LLC holds an 80% interest and Entrée Gold holds a 20% interest in minerals below 560m, and (ii) Oyu Tolgoi LLC holds a 70% interest and Entrée Gold holds a 30% interest in minerals above 560m.

“Erdenes”	means either Erdenes MGL LLC or Erdenes OT LLC, as the context requires, each a company owned by the Government of Mongolia.

“ESIA”	means Environmental and Social Impact Assessment.

“First Tranche Investment”	means the 37,089,883 Common Shares issued to RTIH on October 27, 2006 under the Private Placement Agreement.

“Heruga”	means the Heruga mineral deposit of the Oyu Tolgoi Mine.

“HoA”

means the heads of agreement dated December 8, 2010 between the Corporation and RTIH, as amended, the terms of which are more particularly described under the heading “General Development of the Business – Agreements with Rio Tinto – HoA”.

“Hugo Dummett Deposits”	means collectively, the Hugo North, the Hugo South and the Hugo North Extension mineral deposits of the Oyu Tolgoi Mine.

“Hugo North”	means the Hugo North mineral deposit of the Oyu Tolgoi Mine.

“Hugo North Extension”	means the Hugo North Extension deposit of the Oyu Tolgoi Mine, representing the extension of the Hugo Dummett Deposits into the area that is the subject of the Entrée Joint Venture.

“Hugo South”	means the Hugo South mineral deposit of the Oyu Tolgoi Mine.

“Inova”	means Chinova Resources Pty Ltd (formerly known as Inova Resources Limited and Ivanhoe Australia Limited).

“Interim Funding Facility”	means the Corporation’s $1.8 billion non-revolving interim funding facility with RTSEA, as lender, entered into on December 8, 2010.

“Investment Agreement”

means the investment agreement dated October 6, 2009 among the Government of Mongolia, Oyu Tolgoi LLC, the Corporation and RTIH in respect of the Oyu Tolgoi Mine, providing legal, administrative and tax stability during its term and extension, if any, and guaranteeing the legal, administrative and tax framework in force in Mongolia.

“Kyzyl Gold Project”	means the gold project in northeastern Kazakhstan owned by Altynalmas Gold Ltd. which encompasses the Bakyrchik and Bolshevik gold deposits.

“LIBOR”	means the London Interbank Offered Rate, the rate charged by one bank to another for lending money.

“MD&A”	means the Corporation’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2014.

“NASDAQ”	means the NASDAQ Stock Market.

“New Bridge Facility”	means the Corporation’s secured $600 million bridge funding facility with RTSEA.

“New Bridge Funding Agreement”

means the $600 million bridge funding agreement dated August 23, 2013 among the Corporation, RTIH and RTSEA in respect of the New Bridge Facility, as amended by an amending agreement dated November 14, 2013.

“Novel Sunrise”	means Novel Sunrise Investments Limited.

“NSR”	means net smelter returns.

“NUR”	means National United Resources Holdings Limited.

“NYSE”	means the New York Stock Exchange.

“Operating Committee”

means the contractually created governance body formed pursuant to the HoA through which decisions have agreed to be made concerning the exercise of the Corporation’s indirect voting rights in Oyu Tolgoi LLC, as more particularly described under the heading “General Development of the Business – Agreements with Rio Tinto – HoA – Governance Arrangements”.

“Ovoot Tolgoi”	means the location known as Ovoot Tolgoi (formerly Nariin Sukhait) in southern Mongolia.

“Ovoot Tolgoi Coal Project”	means SouthGobi’s coal mine at Ovoot Tolgoi, which includes the Sunset Field (including the Underground) and the Sunrise Field.

“Oyu Tolgoi LLC”	means Oyu Tolgoi LLC, formerly Ivanhoe Mines Mongolia Inc. LLC.

“Oyu Tolgoi Mine”	means the Corporation’s copper and gold mine located at Oyu Tolgoi in Mongolia.

“Oyu Tolgoi Project Financing”	means project financing for the development of the Oyu Tolgoi Mine.

“Oyu Tolgoi Shareholder Holdcos”

means THR Oyu Tolgoi (BVI) Ltd. (formerly Ivanhoe Oyu Tolgoi (BVI) Ltd.) and Oyu Tolgoi Netherlands B.V., the two indirect, wholly-owned subsidiaries through which the Corporation holds its interest in Oyu Tolgoi LLC.

“Power Purchase Agreement”

means the power purchase agreement dated November 3, 2012 among Oyu Tolgoi LLC, Inner Mongolia Power Corporation and the National Electricity Transmission Grid Corporation, providing for the supply of power to the Oyu Tolgoi Mine from Inner Mongolia.

“Preferred Shares”	means preferred shares in the capital of the Corporation.

“Private Placement Agreement”	means the private placement agreement dated October 18, 2006 between the Corporation and RTIH, as amended.

“Private Placement Warrants”	means the Series A Warrants, the Series B Warrants, the Series C Warrants, the Anti-Dilution Warrants, or any of them, as the context requires.

“Put Agreement”	means the put agreement dated August 13, 2008 among the Corporation, Oyu Tolgoi LLC and Rio Tinto Alcan, as amended.

“Put Option Placement Shares”	means the 15,000,000 Common Shares purchased by RTIH on March 19, 2010 at a price of C$16.31 per Common Share.

“Rio Tinto”	means, collectively, Rio Tinto plc and its affiliates or, where appropriate, one of its affiliates.

“Rio Tinto Alcan”	means Rio Tinto Alcan Pte. Ltd., a corporation incorporated under the laws of Singapore and a member of Rio Tinto.

“RTIH”

means Rio Tinto International Holdings Limited, a Corporation incorporated under the laws of England and Wales and a member of Rio Tinto, and where the context requires, also refers to its subsidiaries, 46117 Yukon Inc. and 535630 Yukon Inc.

“RTSEA”	means Rio Tinto South East Asia Limited, an affiliate of RTIH.

“Second Tranche Investment”	means the 46,304,473 Common Shares issued to RTIH on October 27, 2009 under the Private Placement Agreement.

“Series A Warrants”

means the series A purchase warrants of the Corporation issued to RTIH on October 27, 2006 in connection with the Private Placement Agreement, the terms of which are more particularly described under the heading “General Development of the Business – Agreements with Rio Tinto – Private Placement Agreement”.

“Series B Warrants”

means the series B purchase warrants of the Corporation issued to RTIH on October 27, 2006 in connection with the Private Placement Agreement, the terms of which are more particularly described under the heading “General Development of the Business – Agreements with Rio Tinto – Private Placement Agreement”.

“Series C Warrants”

means the series C purchase warrants of the Corporation issued to RTIH on October 29, 2007 in connection with the Credit Agreement, the terms of which are more particularly described under the heading “General Development of the Business – Agreements with Rio Tinto – Credit Agreement”.

“Series D Warrants”

means the series D share purchase warrants of the Corporation issued to RTIH on May 22, 2012 in connection with the 2012 Rights Offering in accordance with the 2012 MoA, the terms of which are more particularly described under the heading “General Development of the Business – Agreements with Rio Tinto – 2012 MoA”.

“Shareholder Rights Plan”	means the Amended and Restated Shareholder Rights Plan dated April 21, 2010 between the Corporation and CIBC Mellon Trust Company (now CST Trust Company).

“Shareholders’ Agreement”

means the amended and restated shareholders’ agreement dated June 8, 2011 among Oyu Tolgoi LLC, THR Oyu Tolgoi Ltd. (formerly Ivanhoe Oyu Tolgoi (BVI) Ltd.), Oyu Tolgoi Netherlands B.V. and Erdenes MGL LLC.

“Short Term Bridge Funding Agreement”	means the $225 million short term bridge funding agreement dated June 28, 2013 between the Corporation and RTSEA, as amended.

“SouthGobi”	means SouthGobi Resources Ltd.

“Standstill Cap”

means the hard cap limitation in the HoA whereby RTIH could not, during the specified period, subject to certain exceptions, acquire any Common Shares or securities convertible into or exercisable for Common Shares if such acquisition would result in RTIH owning more than 49.0% of the then issued and outstanding Common Shares assuming the full exercise of the Private Placement Warrants.

“Sunrise Field”	means the area of the coal deposit delineated and identified as the Sunrise Field in the Ovoot Tolgoi Coal Project, formerly referred to as the South-East Field.

“Sunset Field”	means the area of the coal deposit delineated and identified as the Sunset Field in the Ovoot Tolgoi Coal Project, formerly referred to as the West Field.

“T-Bill Purchase Agreement”

means the treasury bill purchase agreement dated October 6, 2009 between Oyu Tolgoi LLC and the Government of Mongolia, which was subsequently assigned to the Corporation by Oyu Tolgoi LLC on November 27, 2012.

“Technical Committee”

means a committee established under the terms of the Private Placement Agreement through which RTIH and the Corporation manage the Oyu Tolgoi Mine, as more particularly described under the heading “General Development of the Business – Agreements with Rio Tinto – Private Placement Agreement”.

“Turquoise Hill” or the “Corporation”	means Turquoise Hill Resources Ltd. and, where the context so requires, includes its subsidiaries.

“Turquoise Hill Group”	means, collectively, Turquoise Hill and its subsidiaries or a group of subsidiaries, as the context requires.

“TSX”	means the Toronto Stock Exchange.

“Underground”	means the part of the Oyu Tolgoi underground resources or Ovoot Tolgoi Coal Project comprising the underground coal resources of the Sunset Field.

“YBCA”	means the Business Corporations Act (Yukon).

Conversion Factors

For ease of reference, the following conversion factors are provided:

Imperial Measure =	Metric Unit	Metric Unit =	Imperial Measure
2.47 acres	1 ha	0.4047 ha	1 acre
3.28 feet	1 m	0.3048 m	1 foot
0.62 miles	1 km	1.609 km	1 mile
0.032 ounces (troy)	1 gram	31.1 grams	1 ounce (troy)
2.205 pounds	1 kilogram	0.454 kilograms	1 pound
1.102 tons (short)	1 tonne	0.907 tonnes	1 ton
0.029 ounces (troy)/ton	1 gram/tonne	34.28 grams/tonne	1 ounce (troy)/ton

Glossary of Technical Terms and Abbreviations

Certain scientific and technical terms and abbreviations used in this AIF are defined in the glossary of technical terms and abbreviations attached as Schedule B to this AIF.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Corporation was incorporated under the Company Act (British Columbia) on January 25, 1994 under the name 463212 B.C. Ltd. In February 1994, the Corporation changed its name to Indochina Goldfields Ltd. In March 1994, the Corporation increased its authorized capital from 10,000 Common Shares to 100,000,000 Common Shares and created 100,000,000 Preferred Shares. In February 1995, the Corporation was continued under the YBCA. In July 1997, the Corporation increased its authorized capital to an unlimited number of Common Shares and an unlimited number of Preferred Shares. In June 1999, the Corporation changed its name to “Ivanhoe Mines Ltd.”. In August 2012, the Corporation changed its name to “Turquoise Hill Resources Ltd.”.

The Corporation’s head office is located at 354 – 200 Granville Street, Vancouver, British Columbia, Canada, V6C 1S4. The Corporation’s registered office is located at 300 – 204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9.

Inter-corporate Relationships

The following sets forth, as of the date of this AIF, the name, jurisdiction of incorporation and the voting equity ownership interest of the Corporation in each of the subsidiaries through which the Corporation ultimately owns its interest in Oyu Tolgoi LLC. These subsidiaries are presented in descending order according to the chain of voting equity ownership. Accordingly, the first subsidiary presented in each group is owned directly by the Corporation and the voting equity ownership interest of the Corporation in that subsidiary is shown in the right hand column opposite its name and jurisdiction of incorporation. The voting equity ownership interest shown in respect of each other subsidiary is, except as otherwise indicated, that of the subsidiary listed immediately above it. The Corporation’s 66% voting equity ownership in Oyu Tolgoi LLC, which owns the Oyu Tolgoi Mine, the Corporation’s only material property as of the date of this AIF, is held between two groups of subsidiaries.

Oyu Tolgoi LLC Group One Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation	Voting Equity Ownership Interest
THR Delaware Holdings, LLC (formerly Ivanhoe Mines Delaware Holdings, LLC)	Delaware	100%

THR Aruba Holdings LLC A.V.V. (formerly Ivanhoe Mines Aruba Holdings LLC A.V.V.)	Aruba	100%

THR Oyu Tolgoi Ltd. (formerly Ivanhoe Oyu Tolgoi (BVI) Ltd.)	British Virgin Islands	100%

Oyu Tolgoi LLC	Mongolia	0.21%

Oyu Tolgoi LLC Group Two Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation	Voting Equity Ownership Interest
THR Mines (BC) Ltd. (formerly Ivanhoe OT Mines Ltd.)	British Columbia	100%

Turquoise Hill Netherlands Coöperatief U.A.	Netherlands	100%(1)

Oyu Tolgoi Netherlands B.V.	Netherlands	100%

Oyu Tolgoi LLC	Mongolia	65.79%

As at March 20, 2015, the Corporation also beneficially owns and controls 104,807,155 common shares of SouthGobi, representing approximately 47.9% of the issued and outstanding shares in SouthGobi. In July 2014, the Corporation announced that it had entered into a sale and purchase agreement with NUR (as amended in December 2014 to extend the closing date of such sale) providing for the sale by the Corporation of 56,102,000 common shares in the capital of SouthGobi at a price of C$0.455 per common share. On February 24, 2015, the Corporation announced that it had entered into a sale and purchase agreement with Novel Sunrise providing for the sale to Novel Sunrise of its remaining stake in SouthGobi. Under the terms of the sale and purchase agreement with Novel Sunrise, Turquoise Hill has agreed to sell 48,705,155 common shares of SouthGobi at a price of C$0.35 per common share. Concurrently with the announcement of the sale and purchase agreement with Novel Sunrise, SouthGobi announced that it had entered into a private placement with Novel Sunrise for the issuance of up to 21.75 million common shares and mandatory convertible units for gross proceeds of approximately US$7.5 million. Following the closing of the sale transaction with Novel Sunrise, which is subject to regulatory approvals, the Corporation would continue to hold 56,102,000 shares of SouthGobi that are subject to the sale and purchase agreement with NUR, representing approximately a 23.3% equity interest in SouthGobi after giving effect to the private placement with Novel Sunrise announced by SouthGobi on February 24, 2015.

Additional direct and indirect subsidiaries of the Corporation (i) holding, individually, 10% or less, and in the aggregate, 20% or less of the Corporation’s consolidated assets, and (ii) generating, individually, 10% or less and, in the aggregate, 20% or less of the Corporation’s consolidated sales and operating revenues, in each case, as at and for the year ended December 31, 2014, have been omitted.

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

Turquoise Hill is an international mining company focused on the operation and further development of the Oyu Tolgoi copper-gold mine in southern Mongolia, which is the Corporation’s principal and only material mineral resource property. The Oyu Tolgoi Mine is held through a 66% interest in Oyu Tolgoi LLC; the remaining 34% interest is held by Erdenes.

Three Year History

2012

In January 2012, Turquoise Hill approved the termination of the Shareholder Rights Plan, subject to the approval of shareholders at the Corporation’s 2012 annual general meeting (the “2012 AGM”). Pending the results of the shareholder vote at the 2012 AGM, the Board of Directors suspended the effective activation of the Shareholder Rights Plan. Subsequent to the decision to suspend and terminate the Shareholder Rights Plan and to ensure that the Shareholder Rights Plan was not inadvertently triggered prior to the 2012 AGM, Turquoise Hill entered into an agreement with RTIH to amend the Private Placement Agreement to enable RTIH to acquire additional Common Shares on a basis that would be exempt from the Shareholder Rights Plan. Under this amended agreement, RTIH agreed to vote its Common Shares in favour of terminating the Shareholder Rights Plan.

In January 2012, upon the expiry of the restrictions imposed on RTIH pursuant to the Standstill Cap, RTIH purchased 15.1 million Common Shares, representing 2% of Turquoise Hill’s then outstanding Common Shares, from two sellers pursuant to a privately negotiated share purchase transaction. The Common Shares were purchased for an aggregate of C$302 million at a price per Common Share of C$20.00. After the completion of this transaction, RTIH owned 377,397,658 Common Shares representing approximately 51% of the then issued and outstanding Common Shares.

In April 2012, Turquoise Hill announced that Aluminum Corporation of China (“Chalco”) intended to make a proportional take-over bid for up to 60% of the common shares of SouthGobi (the “Chalco Bid”) and that Turquoise Hill agreed to tender all of its common shares in SouthGobi to such bid.

In April 2012, Turquoise Hill and RTIH entered into the 2012 MoA, in order to provide a comprehensive financing plan for the continued development of the Oyu Tolgoi Mine and to establish certain management and governance changes. In addition and as part of the 2012 MoA, Turquoise Hill announced that it would proceed with the 2012 Rights Offering and that RTIH would support the 2012 Rights Offering by providing the 2012 Standby Commitment to ensure that maximum proceeds of $1.8 billion were achieved from the 2012 Rights Offering. For more information on the 2012 MoA and the 2012 Rights Offering, see “General Development of the Business – Agreements with Rio Tinto – 2012 MoA”.

Commencing with the execution of the 2012 MoA and throughout May 2012, the Board of Directors experienced numerous changes. Initially, Robert Friedland, Edward Flood, Markus Faber, David Korbin, Livia Mahler, Tracy Stevenson and Dan Westbrook resigned as directors of the Corporation. Concurrent with such resignations, David Huberman resigned as Chair of the Board of Directors and the Board of Directors appointed Michael Gordon as his replacement, on an interim basis. In early May

2012, Michael Gordon, David Huberman and Robert Holland resigned from the Board of Directors and Jill Gardiner, Peter Gillin, Isabelle Hudon and Dr. David Klingner were appointed to the Board of Directors joining Peter Meredith, Andrew Harding, Dan Larsen and Kay Priestly. Shortly following these appointments, Livia Mahler was reappointed to the Board of Directors and Dr. David Klingner was appointed as Chair of the Board of Directors.

In May 2012, Turquoise Hill announced that Kay Priestly and Chris Bateman were appointed to the roles of Chief Executive Officer and Chief Financial Officer of the Corporation, respectively.

In May 2012, Turquoise Hill and RTIH amended the 2012 MoA to address certain regulatory concerns and more closely align the terms of the 2012 Rights Offering with market conditions.

In June 2012, at the 2012 AGM, Warren Goodman and Russel Robertson were appointed to the Board of Directors, and shareholders resolved to change the Corporation’s name from “Ivanhoe Mines Ltd.” to “Turquoise Hill Resources Ltd.” and to terminate the Shareholder Rights Plan.

In July 2012, Turquoise Hill successfully completed the 2012 Rights Offering and raised gross proceeds of approximately $1.8 billion. For more information on the 2012 Rights Offering, see “General Development of the Business – Agreements with Rio Tinto – 2012 MoA”.

In August 2012, Charles Lenegan and Jeff Tygesen were appointed to the Board of Directors.

In September 2012, Turquoise Hill and Chalco agreed to terminate the Chalco Bid due to the minimal prospect of obtaining the necessary regulatory approvals within an acceptable timeframe.

In November 2012, Oyu Tolgoi LLC, Inner Mongolia Power Corporation and the National Electricity Transmission Grid Company executed the Power Purchase Agreement to supply power to the Oyu Tolgoi Mine.

In December 2012, Inova completed its accelerated non-renounceable entitlement offer (“Entitlement Offer”) (similar to a Canadian rights offering) raising total gross proceeds of approximately A$76 million. Under the Entitlement Offer, eligible shareholders were invited to participate pro-rata to their existing holdings by subscribing for three (3) new Ivanhoe Australia shares for every ten (10) existing Ivanhoe Australia shares held, at a price of A$0.48 per share.

In December 2012, Turquoise Hill began the commissioning process of the concentrator at the Oyu Tolgoi Mine.

2013

In January 2013, the Oyu Tolgoi Mine processed its first ore through the concentrator, and shortly thereafter, the first copper-gold concentrate from the Oyu Tolgoi Mine was produced.

In February 2013, the Corporation signed a binding agreement with Sumeru Gold BV for the sale of the Corporation’s 50% interest in Altynalmas Gold Ltd., which holds 100% ownership of the Kyzyl Gold Project. An additional agreement regarding the sale was entered into in August 2013. As described below, the transaction was successfully completed in November 2013.

In February 2013, the Corporation announced the acceptance of Andrew Harding’s resignation from the Board of Directors and the appointment of Jean-Sébastien Jacques to the Board of Directors.

In May 2013, the Corporation announced that Livia Mahler and Peter Meredith, both nominees of Robert Friedland, would not stand for re-election to the Board of Directors. Under the terms of the 2012 MoA, Mr. Friedland had the right to nominate two directors to the Board of Directors for as long as he continued to own at least 10% of the outstanding Common Shares. Following private sale transactions completed in late April 2013, Mr. Friedland’s holdings in Turquoise Hill shares fell below the 10% threshold. Dan Larsen, a RTIH nominee, also did not stand for re-election. RTIH nominated Virginia Flood in Mr. Larsen’s place and she was elected to the Board of Directors at the annual shareholders’ meeting.

In May 2013, the Corporation announced that it had been actively engaged with lenders to finalize the project financing plan and term sheet with the aim of raising approximately $4 billion and that Rio Tinto had signed commitment letters with 15 global banks that locked in pricing and terms.

In June 2013, the Corporation announced that it had entered into the Short Term Bridge Funding Agreement with RTIH. For more information on the Short Term Bridge Funding Agreement, see “General Development of the Business – Agreements with Rio Tinto – Short Term Bridge Facility”.

In June 2013, the Corporation announced that commissioning of the Oyu Tolgoi concentrator continued to progress and that more than 40,000t of concentrate had been produced. The Corporation also announced that all necessary permits had been received and that the mine was ready to commence concentrate shipments.

In July 2013, the Corporation announced that the Oyu Tolgoi Mine commenced shipping copper concentrate. The initial sale of approximately 5,800t of concentrate was announced as being sent to customers in China. A convoy carrying approximately 600t of concentrate departed from the mine on July 9, 2013 with the remainder of the shipment taking place over the following two weeks.

In August 2013, the Corporation announced that, in light of changes in the gold market, it had entered into an additional agreement with Sumeru Gold BV in connection with the sale of the Corporation’s 50% interest in Altynalmas Gold Ltd. (as mentioned above). The supplemental agreement reflected a conditionally reduced cash consideration of $235 million, instead of the original cash consideration of $300 million. The Corporation received the $235 million advance payment on August 7, 2013. The transaction successfully closed on November 29, 2013.

In August 2013, the Corporation announced that it had signed a binding term sheet (the “Binding Term Sheet”) with RTIH for a new funding package that was designed to meet the Corporation’s cash needs through the end of 2013, including the New Bridge Facility. For more information on the Binding Term Sheet and the New Bridge Facility, see “General Development of the Business – Agreements with Rio Tinto – Binding Term Sheet and New Financing Package” and “General Development of the Business – Agreements with Rio Tinto – New Bridge Facility”, respectively.

In August 2013, the Corporation announced that it had entered into a pre-bid acceptance deed with Shanxi Donghui Coal Coking & Chemical Group Co., Ltd. in respect of approximately 14.9% of the issued and outstanding ordinary shares in Inova. The Corporation advised that it would tender all of its Inova shares. The transaction was successfully concluded in November 2013, resulting in the Corporation having completed the divestment of the entirety of its 56.1% interest in Inova to Shanxi Donghui Coal Coking & Chemical Group Co., Ltd.

In September 2013, the Corporation announced the acceptance of Jean-Sébastien Jacques’ resignation from the Board of Directors. Rowena Albones was appointed to the Board of Directors in October 2013.

In September 2013, the Corporation announced that the Oyu Tolgoi concentrator was running at full capacity or approximately 100,000t of ore processed per day. By September 18, 2013, the mine had produced 160,000t of concentrate and had shipped approximately 38,000t to the bonded warehouse in China. The Corporation further announced that Oyu Tolgoi LLC’s customers were engaged with Chinese customs officials to receive the necessary approvals to enable them to collect purchased concentrate from the warehouse. In October 2013, it was announced that Oyu Tolgoi LLC’s customers received the necessary approvals allowing them to collect the purchased concentrate from the warehouse. As revenue is recognized by Oyu Tolgoi LLC when a customer collects concentrate, the Corporation announced that Oyu Tolgoi LLC would begin recording revenue.

In November 2013, the Corporation announced that it filed restated consolidated financial statements for the year ended December 31, 2012 as well as restated management’s discussion and analysis for such year, including comparative periods presented therein, to: correct errors related to SouthGobi revenue recognition; correct an error related to income taxes on inter-company interest; and reclassify Inova as discontinued operations. Additional information regarding the purpose and consequences of the restatement are set forth in the Corporation’s restated consolidated financial statements for the year ended December 31, 2012 as well as restated management’s discussion and analysis for such year, copies of which have been filed with the Canadian Securities Authorities on SEDAR at www.sedar.com.

In November 2013, Turquoise Hill commenced a rights offering to raise approximately US$2.4 billion in gross proceeds. For more information on the 2013 Rights Offering, see “General Development of the Business – Agreements with Rio Tinto – 2013 MoA”. The Corporation also announced that it had agreed with RTIH to extend the maturity dates of the Interim Funding Facility and the New Bridge Facility to the earlier of the second business day following the closing date of the 2013 Rights Offering and January 15, 2014.

On December 13 and 18, 2013 two putative securities class action lawsuits, which were subsequently consolidated, were filed in the United States District Court for the Southern District of New York against the Corporation and certain of its officers and directors. The lawsuits sought to recover damages resulting from alleged misstatements about the Corporation’s financial performance and business prospects arising from revisions to its recognition of revenue on SouthGobi’s coal sales, as disclosed on November 8, 2013. In December 2014, United States District Court Judge Lorna G. Schofield dismissed the lawsuit. The plaintiffs did not appeal Judge Schofield’s dismissal by February 9, 2015, the appeal deadline.

Throughout 2013, a number of substantive matters were raised by the Government of Mongolia relating to the implementation of the Investment Agreement, the Shareholders’ Agreement, Oyu Tolgoi Project Financing, permitting and approvals. As a result of certain matters, development of the underground mine was suspended on August 13, 2013.

2014

In January 2014, Turquoise Hill completed the 2013 Rights Offering, issuing a total of 1,006,116,602 Common Shares, for aggregate gross proceeds of approximately $2.4 billion. Approximately 99.3% of the Common Shares were issued in the basic subscription of the 2013 Rights Offering with the balance being issued in the additional subscription. RTIH exercised all of its rights under the basic subscription and did not participate in the additional subscription of the 2013 Rights Offering, which was available to all shareholders who fully participated in the basic subscription. Because the 2013 Rights Offering was over-subscribed, RTIH was not required to purchase any shares under the 2013 Standby Commitment. As a result of the 2013 Rights Offering, RTIH’s stake in Turquoise Hill remained unchanged at 50.8% of the outstanding Common Shares. The net proceeds from the 2013 Rights Offering were primarily used to repay all outstanding amounts under the Interim Funding Facility and the New Bridge Facility and expenses associated therewith and with the 2013 Rights Offering.

In February 2014, the Corporation announced that production rates had been impacted by various post-commissioning issues including the failure of the rake blades in the tailings thickeners. This resulted in the shutdown of one line for a period of seven weeks to repair both thickeners.

In February 2014, the Corporation announced that Turquoise Hill, Rio Tinto and the Government of Mongolia are all committed to further construction of the underground and development of Oyu Tolgoi subject to resolution of shareholder matters, agreement of a comprehensive funding plan including Oyu Tolgoi Project Financing, completion and approval of the feasibility study by all shareholders and acceptance by the Mongolian Minerals Council and obtaining all necessary permits required for operations and development.

In March 2014, the Corporation announced that Turquoise Hill, Rio Tinto and the Government of Mongolia were continuing to work together with the aim of resolving outstanding shareholder matters and finalizing project finance for further development of the underground mine at Oyu Tolgoi. The Corporation stated that progress was being made and some matters had been resolved. All parties remained committed to further development of Oyu Tolgoi. The Corporation also stated that while discussions remained constructive, it may not be possible to resolve the shareholder matters until the underground feasibility study has been completed, reviewed and approved by all parties and all necessary permits have been received. The Corporation subsequently provided further updates on the status of discussions with the Government of Mongolia, as described later in this section of the AIF.

In April 2014, the Corporation announced that all parties had agreed to send requests to the project finance lenders to extend the commitment letters for the financing of the underground development at Oyu Tolgoi to September 30, 2014.

In May 2014, the Corporation announced that Rowena Albones, Jill Gardiner, Peter Gillin, Dr. David Klingner, Kay Priestly, Russel Robertson and Jeff Tygesen – being the nominees set forth in the management proxy circular dated March 26, 2014 – had been elected as directors of Turquoise Hill at the 2014 AGM. Directors Virginia Flood, Isabelle Hudon, Warren Goodman and Charles Lenegan did not stand for re-election.

In May 2014, the Corporation announced that Steeve Thibeault was to replace Christopher Bateman as the chief financial officer of the Corporation effective June 1, 2014.

In June 2014, the Corporation announced that Oyu Tolgoi LLC had received an audit report from the Mongolian Tax Authority claiming unpaid taxes, penalties and disallowed entitlements associated with the initial development of the Oyu Tolgoi Mine.

In June 2014, the Corporation announced that a notice of dispute with the Government of Mongolia had been filed following receipt of the audit report from the Mongolian Tax Authority. The Corporation confirmed that outstanding shareholder matters, including tax claims, had to be resolved before further investment in the underground mine could proceed.

In July 2014, the Corporation announced that it had entered into a sale and purchase agreement with NUR providing for the sale by the Corporation of 56,102,000 common shares of SouthGobi at a price of C$0.455 per common share. Under the terms of the sale and purchase agreement, the Corporation will receive approximately C$12.8 million in cash at closing of the transaction and deferred consideration of approximately C$12.8 million one year after closing. At the time of this announcement, closing was expected to occur no later than November 30, 2014.

In August 2014, the Corporation announced that all of the 15 global banks participating in the Oyu Tolgoi Project Financing had agreed to extend their respective commitment letters for the financing of the underground development at Oyu Tolgoi to September 30, 2014. In addition, Export Development Canada, the European Bank of Reconstruction and Development, the International Finance Corporation, the Export-Import Bank of the United States, as well as the Australian Export Finance and Insurance Corporation, also had conditional board approvals to close the financing.

In August 2014, the Corporation announced that Oyu Tolgoi LLC had signed a Power Sector Cooperation Agreement with the Government of Mongolia for the exploration of a Tavan Tolgoi-based independent power producer. The agreement lays out a framework for long-term strategic cooperation between the Government of Mongolia and Oyu Tolgoi LLC to deliver a comprehensive energy plan for the South Gobi region.

In September 2014, the Corporation announced that the Oyu Tolgoi Mine concentrator experienced a failure of the rake arms in one of the mine’s two tailings thickeners. An investigation found that operational issues combined with fabrication-quality problems led to the failure of the rakes. The repair of the rakes and re-commissioning of the Oyu Tolgoi tailings thickeners was completed on September 30, 2014. During the repair period, the concentrator continued to run at approximately 60% throughput.

In September 2014, the Corporation announced that Oyu Tolgoi LLC had received a written decision from the Mongolian Tax Authority. The tax ruling reduced the amount of tax, interest and penalties claimed to be payable by Oyu Tolgoi LLC from approximately US$127 million to approximately US$30 million. The Corporation stated that Oyu Tolgoi LLC would continue to work with the Mongolian Tax Authority to obtain further clarity on certain findings in the ruling.

In September 2014, the Corporation announced that the 2014 Oyu Tolgoi Feasibility Study was finalized and presented to the board of directors of Oyu Tolgoi LLC, and in October 2014, the Corporation announced that it had filed the 2014 Oyu Tolgoi Technical Report.

In October 2014, the Corporation announced that it received repayment for its $115 million Mongolian Treasury Bill, which was to mature on October 19, 2014.

In October 2014, the Corporation announced the appointment of Dr. James Gill to the Board of Directors as an independent director effective November 1, 2014.

In November 2014, the Corporation stated that it was continuing to engage with the proposed project financing lender group and was keeping both the international financial institutions and the commercial banks informed of the status of discussions with the Government of Mongolia. Commitments from the commercial bank consortium formally expired on September 30, 2014. The Corporation indicated that timing of any lender commitment extension requests will be determined when definitive progress or resolution has been made on the shareholder matters. The Corporation also stated that it and RTIH had made an offer to the Government of Mongolia to resolve the shareholder matters in a manner which would be beneficial to all stakeholders. Upon successful resolution of shareholder matters, the Corporation and Rio Tinto intended to formalize the agreement between the parties in accordance with the Investment Agreement and the Shareholders’ Agreement.

In November 2014, the Corporation announced the retirement of Chair Dr. David Klingner, effective January 1, 2015, and Chief Executive Officer Kay Priestly, effective December 1, 2014. Current directors Jill Gardiner and Jeff Tygesen were appointed Chair of the Board and Chief Executive Officer of the Corporation, respectively. Ms. Priestly remained on the Board of Directors until December 31, 2014. Effective January 1, 2015, Dr. Craig Stegman was appointed as a director to fill the vacancy following Ms. Priestly’s retirement. In addition, effective January 1, 2015, director Russel Robertson took over as Chair of the Corporation’s Audit Committee and Ms. Gardiner took over as Chair of the Corporation’s Nominating and Corporate Governance Committee.

In December 2014, the Corporation announced that it had signed an amendment to the sale and purchase agreement with NUR entered into in July 2014 providing, among other matters, for an extension to the outside closing date from November 30, 2014 to April 30, 2015.

In December 2014, Turquoise Hill announced that there had been a fire in one of the ball mill cyclone packs at the Oyu Tolgoi concentrator. There were no injuries. Following completed inspections, the concentrator returned to service using the other mills and cyclone packs. Repairs from the fire were completed on January 2, 2015 and the concentrator has now returned to full production.

In 2014, Oyu Tolgoi LLC produced 148,400 tonnes of copper and 589,000 ounces of gold in concentrates and recorded net revenue of approximately $1.6 billion in sales on approximately 733,700 tonnes of concentrates, reflecting the Oyu Tolgoi Mine’s first full year of production. Recoveries improved through 2014, driven by both operational improvements and the increased ore grades as the Oyu Tolgoi Mine developed the high grade zone in the last half of 2014. Marketing and logistics improvements allowed concentrate inventories to be drawn down to normal levels by the end of 2014.

2015 to date

On February 24, 2015, the Corporation announced that it had entered into a sale and purchase agreement with Novel Sunrise providing for the sale to Novel Sunrise of all its SouthGobi shares not subject to the sale and purchase agreement with NUR. Under the terms of the sale and purchase agreement with Novel Sunrise, Turquoise Hill has agreed to sell 48,705,155 common shares of SouthGobi at a price of C$0.35 per common share. Concurrently with the announcement of the sale and purchase agreement with Novel Sunrise, SouthGobi announced that it had entered into a private placement with Novel Sunrise for the issuance of up to 21.75 million common shares and mandatory convertible units for gross proceeds of approximately US$7.5 million. Following the closing of the sale transaction with Novel Sunrise, which is subject to regulatory approvals, the Corporation would continue to hold 56,102,000 shares of SouthGobi that are subject to the sale and purchase agreement with NUR, representing approximately a 23.3% equity interest in SouthGobi after giving effect to the private placement with Novel Sunrise announced by SouthGobi on February 24, 2015.

In February 2015, Oyu Tolgoi LLC produced its one millionth tonne of concentrate.

Agreements with Rio Tinto

In 2006, the Corporation identified RTIH as a strategic investor to support development of the Oyu Tolgoi Mine. The parties have entered into a series of agreements since 2006 pursuant to which RTIH has provided equity and debt financing to fund ongoing development of the Oyu Tolgoi Mine and operations of the Corporation. Since 2006, RTIH has acquired a 50.8% majority interest in Turquoise Hill, and is responsible for the day-to-day management of the development process of the Oyu Tolgoi Mine.

Private Placement Agreement

In October 2006, Turquoise Hill and RTIH entered into the Private Placement Agreement and the First Tranche Investment was completed, pursuant to which Turquoise Hill issued 37,089,883 Common Shares to RTIH at a price of $8.18 per Common Share, for an aggregate subscription price of approximately $303.4 million. The First Tranche Investment represented, upon issuance, 9.95% of the then issued and outstanding Common Shares.

In October 2009, the Second Tranche Investment was completed, pursuant to which Turquoise Hill issued a further 46,304,473 Common Shares to RTIH at a price of $8.38 per Common Share, for an aggregate subscription price of approximately $388 million. The combined First Tranche Investment and Second Tranche Investment represented, upon issuance, 19.7% of the then issued and outstanding Common Shares.

In conjunction with the First Tranche Investment, the Corporation issued to RTIH the Series A Warrants and the Series B Warrants. The Series A Warrants entitled RTIH to purchase up to 46,026,522 Common Shares at prices per Common Share ranging from $8.38 to $8.54 depending on when they were exercised and the Series B Warrants entitled RTIH to purchase up to 46,026,522 Common Shares at prices per Common Share ranging from $8.38 to $9.02 depending on when they were exercised. On June 29, 2010, RTIH exercised all Series A Warrants, at an exercise price of $8.54 per Common Share, and was issued a total of 46,026,522 Common Shares. As a result of such issuance, Rio Tinto’s equity ownership of the Corporation increased at the time from approximately 22.3% to 29.6% of the then issued and outstanding Common Shares.

RTIH was granted pre-emptive rights entitling RTIH to participate, subject to certain specific exceptions, in future issuances of Common Shares on a basis sufficient to maintain its percentage shareholding interest in the Corporation on economic terms equivalent to those upon which any such Common Shares are issued to third parties.

RTIH was also granted a right of first offer, permitting RTIH to provide any equity financing, until October 24, 2012, that the Corporation otherwise proposed to obtain. This right of first offer has now expired.

RTIH and the Corporation also agreed to establish the Technical Committee to manage all aspects of the engineering, construction, development and operation of the Oyu Tolgoi Mine, whereby all material activities and operations in respect of the Oyu Tolgoi Mine must first be approved prior to implementation.

The Private Placement Agreement also contained provisions relating to Turquoise Hill’s use of funds from Common Shares issued to RTIH under the Private Placement Agreement, standstill and Common Share acquisition limits, right of first refusal in respect of any proposed disposition of the

Corporation’s interest in the Oyu Tolgoi Mine, and Board of Director nomination entitlements. These provisions were subsequently amended by the HoA. See “General Development of the Business – Agreements with Rio Tinto – HoA”.

Credit Agreement

In October 2007, the Corporation and RTIH entered into the Credit Agreement pursuant to which RTIH agreed to make the credit facility (the “Credit Facility”) available to the Corporation. The aggregate principal amount advanced to the Corporation under the Credit Facility was $350 million. As an inducement to provide the Credit Facility, Turquoise Hill issued the Series C Warrants to RTIH.

On September 13, 2010, the Credit Facility was, by its terms, automatically converted into Common Shares. The $350 million principal amount plus approximately $50.8 million in accrued and unpaid interest was converted into 40,083,206 Common Shares at a conversion price of $10.00 per Common Share. As a result of this conversion, Rio Tinto’s equity ownership of the Corporation increased at the time from approximately 29.6% to 34.9% of the then issued and outstanding Common Shares.

Contract Assignment Arrangement Agreement and Put Agreement

In August 2008, the Corporation, Oyu Tolgoi LLC and Rio Tinto Alcan entered into the Contract Assignment Arrangement Agreement which provided for Rio Tinto Alcan to purchase from Oyu Tolgoi LLC certain Oyu Tolgoi Mine equipment already acquired by Oyu Tolgoi LLC, and to take an assignment of certain contracts with third party suppliers for additional Oyu Tolgoi Mine equipment on long lead time orders, pending the successful completion of negotiations with the Government of Mongolia relating to the Investment Agreement. As consideration for the purchase of the equipment and the assignment of the contracts, Rio Tinto Alcan paid to Oyu Tolgoi LLC an aggregate purchase price of approximately $121.5 million.

In conjunction with the Contract Assignment Arrangement Agreement, the Corporation, Oyu Tolgoi LLC and Rio Tinto Alcan also entered into a Put Agreement whereby Rio Tinto Alcan had the ability to require Oyu Tolgoi LLC to re-purchase the equipment once the Investment Agreement became effective. Rio Tinto Alcan’s rights under the Put Agreement were assigned to RTIH. RTIH exercised its option under the Put Agreement in March 2010 and concurrently subscribed for, by way of private placement, the Put Option Placement Shares for total consideration of approximately C$244.6 million. Approximately C$198.2 million of the proceeds from the issuance of the Put Option Placement Shares was allocated and set-off against the purchase from Rio Tinto Alcan of the Oyu Tolgoi Mine equipment covered by the option under the Put Agreement. The balance of the proceeds from the issuance of the Put Option Placement Shares, equal to approximately C$46.4 million, was paid to Turquoise Hill in cash.

HoA

On December 8, 2010, Turquoise Hill and RTIH entered into the HoA, whereby Turquoise Hill and RTIH agreed to, among other things, RTIH’s support and full participation in the 2010 Rights Offering, the financing and management of the Oyu Tolgoi Mine, replacing or amending certain contractual obligations under the Private Placement Agreement and a good faith obligation on the part of RTIH to support Turquoise Hill in its efforts to raise Oyu Tolgoi Project Financing as well as other matters, as described in further detail below. The following is a summary only and is qualified in its entirety by reference to the HoA, a copy of which has been filed with the Canadian Securities Authorities on SEDAR at www.sedar.com.

Exercise of Certain Series B Warrants

Under the terms of the HoA, RTIH was required to exercise 33,783,784 Series B Warrants, resulting in the issuance of 33,783,784 Common Shares, at an exercise price of $8.88 per Common Share for cash proceeds to Turquoise Hill of approximately $300 million. Turquoise Hill further agreed to amend the terms of the remaining Private Placement Warrants to adjust the number of Common Shares issuable to adjust for the dilutive effect of the 2010 Rights Offering. As a result of the exercise of the 33,783,784 Series B Warrants (and 720,203 Anti-Dilution Warrants) in December 2010, Rio Tinto’s equity ownership of Turquoise Hill increased at the time from 34.9% to 38.7% of the then issued and outstanding Common Shares. In addition, RTIH agreed to exercise the remaining 12,242,738 Series B Warrants and 35,000,000 Series C Warrants in accordance with future funding requests for the Oyu Tolgoi Project.

2010 Rights Offering

RTIH agreed to (i) publicly support the 2010 Rights Offering, and (ii) exercise all rights issued to it pursuant to the 2010 Rights Offering to purchase Common Shares. The parties to the HoA also agreed (i) on the subscription price per Common Share under the 2010 Rights Offering, (ii) to remove the Minimum Subscription Condition, and (iii) to increase the maximum permitted size of the 2010 Rights Offering to $1.2 billion. As a result of the exercise of its rights under the 2010 Rights Offering and the purchase of the RMF Purchased Shares and the Citi Purchased Shares (each as defined below), Rio Tinto’s equity ownership of Turquoise Hill increased at the time from 38.7% to 42.1% of the then issued and outstanding Common Shares.

Common Share Purchases from Robert Friedland and Citibank N.A.

Concurrent with the execution of the HoA, RTIH entered into separate agreements to purchase, prior to the record date of the 2010 Rights Offering, 10,000,000 Common Shares from Robert Friedland (the “RMF Purchased Shares”) and, upon the completion of the 2010 Rights Offering, a further 10,000,000 Common Shares (11,500,000 after applying a gross-up to take into account the 2010 Rights Offering) from Citibank N.A. (the “Citi Purchased Shares”). The purchase price paid by RTIH for the RMF Purchased Shares was $25.34 per RMF Purchased Share. The purchase price paid by RTIH for the first 10,000,000 Citi Purchased Shares was $25.34 per Citi Purchased Share, with the remaining balance of 1,500,000 Citi Purchased Shares purchased at $13.88 per Citi Purchased Share, which was equal to the subscription price per Common Share under the 2010 Rights Offering.

Exercise of Remaining Series B Warrants and Series C Warrants

On June 21, 2011, in addition to its exercise of the remaining 14,070,182 Series B Warrants for 14,070,182 Common Shares at a price per Common Share of $8.511, RTIH exercised all 40,224,365 Series C Warrants for 40,224,365 Common Shares at a price per Common Share of $9.431, and 827,706 Anti-Dilution Warrants for 827,706 Common Shares at a price per Common Share of $2.97, the result of which, when taken together with the exercise of the remaining Series B Warrants, increased Rio Tinto’s equity ownership of the Corporation at the time from approximately 42.1% to 46.5% of the then issued and outstanding Common Shares.

1 The number of remaining Series B Warrants and the number of Series C Warrants was in each case adjusted to reflect the dilutive effect of the 2010 Rights Offering.

Subscription Right

Pursuant to the HoA, RTIH received a subscription right (the “Subscription Right”), exercisable from time to time to purchase Common Shares from Turquoise Hill’s treasury at the volume weighted average price of a Common Share on the TSX during the five trading days immediately prior to the applicable date of exercise. RTIH’s entitlement to exercise the Subscription Right was subject to certain limitations, including the Standstill Cap, and allowed RTIH to purchase up to 49% of the outstanding Common Shares minus the amount, if any, by which 3,700,000 exceeds the number of Common Shares acquired by Rio Tinto and all persons with whom Rio Tinto is acting jointly or in concert. RTIH exercised the Subscription Right in August 2011 to acquire 27,896,570 Common Shares at a price of C$18.98 per Common Share, thereby increasing Rio Tinto’s equity ownership of the Corporation at the time from 46.5% to 48.5% of the issued and outstanding Common Shares.

In September 2011, RTIH acquired 3,700,000 Common Shares through a privately negotiated share purchase agreement at a price of C$19.75 per Common Share for an aggregate purchase price of C$73,075,000, thereby increasing Rio Tinto’s equity ownership of the Corporation at the time from 48.5% to 49.0% of the then issued and outstanding Common Shares. In January 2012, RTIH exercised the Subscription Right and acquired 439,216 Common Shares at a price of C$19.66 per Common Share for total aggregate proceeds to the Corporation of approximately C$8.6 million. Together with the Subscription Right exercised in August 2011, the Corporation received aggregate proceeds of approximately C$538.1 million.

Standstill Cap

The share purchase limitations applicable to RTIH under the Private Placement Agreement were replaced by the Standstill Cap. The restrictions imposed on RTIH pursuant to the Standstill Cap expired on January 18, 2012. Subsequent to the expiry of the Standstill Cap, RTIH purchased 15.1 million Common Shares from third parties, and thereby increased Rio Tinto’s equity ownership of the Corporation from 49% to approximately 51% of the then issued and outstanding Common Shares.

Use of Proceeds

The Corporation agreed to use all of the proceeds from the 2010 Rights Offering and from the sale of any Common Shares to RTIH pursuant to the exercise of the Private Placement Warrants, the Subscription Right or otherwise, other than $180 million, for expenditures in respect of the Oyu Tolgoi Mine. The Corporation further agreed not to use the proceeds from the sale of any of its assets that are unrelated to the Oyu Tolgoi Mine (“Non-Oyu Tolgoi Assets”) to acquire any new assets or to fund any existing projects other than the development of the Oyu Tolgoi Mine and the Kyzyl Gold Project.

The above use of proceeds covenants in the HoA were amended in the 2012 MoA to replace the Kyzyl Gold Project with the repayment of the Interim Funding Facility as an acceptable and permitted use of such proceeds. They were further amended in the 2013 MoA to include proceeds from the proposed sale of the Corporation’s 50% interest in Altynalmas Gold Ltd. as part of the proceeds subject to the same restrictions as the proceeds from the sale of any Non-Oyu Tolgoi Assets.

Funding Requests

If and when Turquoise Hill required further funds for the development of the Oyu Tolgoi Mine, it was obligated to notify RTIH. After receiving any such notice, RTIH was required to exercise a sufficient number of the remaining Private Placement Warrants, if any, to generate proceeds sufficient to fund expenditures as set out in each such notice. Once all the Private Placement Warrants were exercised, further funding from RTIH required for the development of the Oyu Tolgoi Mine was done by way of drawdown under the Interim Funding Facility.

Under the 2012 MoA, the Bridge Facility, the proceeds of the 2012 Rights Offering, Oyu Tolgoi Project Financing and the provision of completion support by RTIH formed the principal components of the financing plan for the development of the Oyu Tolgoi Mine, in addition to the Interim Funding Facility. For further information on the Bridge Facility, see “General Development of the Business – Agreements with Rio Tinto – 2012 MoA – Bridge Facility”.

Under the 2013 MoA, the sources of funding for the development of the Oyu Tolgoi Mine under the HoA were amended to include the Interim Funding Facility, the Short Term Bridge Facility and the New Bridge Facility. For further information on the Short Term Bridge Facility and the New Bridge Facility, see “General Development of the Business – Agreements with Rio Tinto – 2013 MoA – Short Term Bridge Facility” and “General Development of the Business – Agreements with Rio Tinto – 2013 MoA – New Bridge Facility”, respectively.

Oyu Tolgoi Project Financing

RTIH and the Corporation agreed to act together diligently and in good faith to negotiate Oyu Tolgoi Project Financing acceptable to both RTIH and the Corporation, acting reasonably, in an amount of $3.6 billion, unless otherwise agreed by the parties, with the original goal of having Oyu Tolgoi Project Financing in place before June 30, 2011.

Under the 2012 MoA, the amount to be borrowed for Oyu Tolgoi Project Financing was amended to a range between $3 billion and $4 billion, the target date for Oyu Tolgoi Project Financing was extended to December 31, 2012 and RTIH assumed leadership of the Oyu Tolgoi Project Financing negotiations.

Under the 2013 MoA, the target date for Oyu Tolgoi Project Financing was extended to November 14, 2013. (As discussed under “General Development of the Business – Three Year History – 2014”, the financing commitments of the project finance lenders were extended to, and expired on, September 30, 2014.)

Turquoise Hill and RTIH further agreed under the HoA that, until such time as Oyu Tolgoi Project Financing is secured, RTIH would provide Turquoise Hill with the Interim Funding Facility to fund on-going development of the Oyu Tolgoi Mine subject to compliance with the terms of the Interim Funding Facility. For more information on the Interim Funding Facility, see “General Development of the Business – Agreements with Rio Tinto – Interim Funding Facility”.

Governance Arrangements

Turquoise Hill and RTIH agreed to cause (i) three nominees from each of Turquoise Hill and RTIH to be appointed as the directors of Oyu Tolgoi LLC reserved for the Oyu Tolgoi Shareholder Holdcos under the Shareholders’ Agreement, and (ii) the Oyu Tolgoi Shareholder Holdcos to exercise all of their rights under the Shareholders’ Agreement in accordance with instructions given by the Operating Committee, which is comprised of two nominees from each of Turquoise Hill and RTIH, with a RTIH nominee serving as chairman. Turquoise Hill and RTIH are to instruct their respective nominees to vote at Oyu Tolgoi LLC board meetings as a block in accordance with the instructions received from the Operating Committee. All decisions of the Operating Committee, other than decisions in respect of certain defined special matters, require a majority vote of the members with a casting vote of the chairman (being a RTIH nominee) in the case of a tie. Decisions in respect of certain “special matters” require a unanimous vote of the members of the Operating Committee.

Oyu Tolgoi Mine Management and Exploration

RTIH was granted the right to appoint an affiliate (the “Rio Tinto Manager”) to manage the Oyu Tolgoi Mine under the terms of a management agreement (the “Oyu Tolgoi Governance Agreement”); however, Oyu Tolgoi LLC has the right to terminate the Oyu Tolgoi Governance Agreement in certain circumstances, including, if the Rio Tinto Manager is unable to pay its debts as they become due, causing the Rio Tinto Manager to be unable to perform its obligations under the Oyu Tolgoi Governance Agreement, if Rio Tinto disposes of a sufficient number of Common Shares such that it ceases to hold a direct and/or indirect beneficial ownership interest in Oyu Tolgoi LLC of more than 10%, or if the Rio Tinto Manager ceases to be a wholly-owned subsidiary member of Rio Tinto and the situation is not remedied within 60 days after being required in writing to do so.

The Rio Tinto Manager delegated, by way of sub-contract, management of exploration within the areas covered by the Oyu Tolgoi Mine licences, but outside of the “Core Area” of the Oyu Tolgoi Mine, to a designated subsidiary of Turquoise Hill (on a non-exclusive basis). Turquoise Hill was responsible for preparing exploration programs and budgets for such exploration, but RTIH had the right to approve any exploration expenditures in excess of $30 million per year. Turquoise Hill’s responsibilities in respect of exploration outside the “Core Area” were subsequently transferred to and assumed by the Rio Tinto Manger under the 2012 MoA. See “General Development of the Business – Agreements with Rio Tinto – 2012 MoA – Oyu Tolgoi Exploration Activities” for more details.

Interim Funding Facility

All amounts outstanding under the Interim Funding Facility were repaid on January 14, 2014 from the net proceeds of the 2013 Rights Offering.

2012 MoA

The Corporation, RTIH and RTSEA entered into the 2012 MoA on April 17, 2012 and amended certain of its terms on May 22, 2012. The 2012 MoA contemplates a comprehensive financing plan comprising a number of transactions in respect of the financing of the Oyu Tolgoi Mine, the management of the Corporation, certain amendments to the HoA, and other matters. The financing commitments made by RTIH pursuant to the terms of the 2012 MoA were provided to address the uncertainty that previously existed with respect to the financing of the Oyu Tolgoi Mine and provide the Corporation with more secure access to a source of funding, which was intended to allow for a higher degree of funding certainty for the Oyu Tolgoi Mine until commercial production is achieved. The following is a summary only and is qualified in its entirety by reference to the 2012 MoA, as amended, a copy of which has been filed with the Canadian Securities Authorities on SEDAR at www.sedar.com.

2012 Rights Offering

The Corporation and RTIH agreed to the key terms of the 2012 Rights Offering. These terms included (i) the issuance of rights sufficient to generate gross proceeds of up to US$1.8 billion; (ii) the price payable for each Common Share upon exercise of a right; (iii) the agreement by RTIH to exercise its basic subscription privilege in full and to provide the 2012 Standby Commitment, subject to certain terms, conditions and limitations set out in the 2012 MoA; (iv) the payment of a fee by the Corporation to RTIH as consideration for RTIH providing the 2012 Standby Commitment; and (v) the offering of an additional subscription privilege to holders of rights that have exercised their basic subscription privilege in full.

The 2012 Rights Offering closed on July 27, 2012 and the Corporation issued an aggregate total of 259,558,050 Common Shares in satisfaction of the rights exercised. As the 2012 Rights Offering was fully subscribed,2 RTIH was not required to purchase any additional Common Shares under the 2012 Standby Commitment.

Oyu Tolgoi Project Financing and Completion Support Agreement

In accordance with the terms of the HoA, RTIH and the Corporation agreed to continue to act together diligently and in good faith to negotiate Oyu Tolgoi Project Financing. The estimate for the total amount of financing was revised to a range of between US$3 billion and US$4 billion, with the final terms of such financing subject to the acceptance of each of the Corporation, RTIH, and the board of directors of Oyu Tolgoi LLC, each acting reasonably.

Provided that Oyu Tolgoi Project Financing is made available on terms reasonably satisfactory to RTIH and RTIH is reasonably satisfied at the Oyu Tolgoi Project Financing closing date that the Oyu Tolgoi Mine (including a power plant) is fully financed (including a reasonable provision for contingencies), a RTIH affiliate (the “Rio Tinto Supporter”) will enter into a completion support agreement with the Corporation (the “Completion Support Agreement”), pursuant to which the Rio Tinto Supporter will agree to provide a completion support guarantee to the lenders of Oyu Tolgoi Project Financing. As consideration for entering into the Completion Support Agreement, the Corporation will be responsible to pay to the Rio Tinto Supporter an annual fee of 2.5% payable annually, in advance, on the amount of debt that is projected as the aggregate average of the debt that will be outstanding under the Oyu Tolgoi Project Financing at each calendar month end during the subject 12 month period.

Bridge Facility

RTIH agreed to cause one of its affiliates to provide the Corporation with the Bridge Facility to fund ongoing development of the Oyu Tolgoi Mine. A front end fee of US$15 million was paid on May 24, 2012 by the Corporation to the affiliate of RTIH providing the Bridge Facility. The Bridge Facility was to be drawn down to fund ongoing Oyu Tolgoi Mine expenditures if, and to the extent that, funds from the Interim Funding Facility, Oyu Tolgoi Project Financing or other sources were not available in a timely manner. The Bridge Facility expired undrawn on May 23, 2013.

Board of Directors

Upon execution of the 2012 MoA, it was agreed that the Board of Directors would be reduced from 14 to 13 directors and that a majority of the directors would be independent until January 18, 2014. This independence requirement has now expired. The quorum required for the transaction of business at a meeting of the Board of Directors was fixed as a majority of the number of directors elected or appointed and in office immediately before the applicable meeting. The 2012 MoA also specified that Mr. Friedland had the right, conditional upon him continuing to own at least 10% of the Common

2 99.2% of the 2012 Rights Offering rights were exercised in the first instance pursuant to a basic subscription privilege with the remainder taken up via an additional subscription privilege.

Shares, to select two Turquoise Hill directors (of which at least one must be independent) from the incumbent Turquoise Hill directors (other than himself and each acceptable to RTIH) and that RTIH would exercise its voting power to vote in favour of the election of such directors from time to time until the earlier of January 18, 2014 and the date Turquoise Hill ceases to be a reporting issuer.

In addition, the 2012 MoA provided for the abolishment of the Corporation’s Office of the Chairman and the repeal of the Corporation’s policy that required directors to hold Common Shares.3

Concurrent with the execution of the 2012 MoA, Robert Friedland, Edward Flood, Dr. Markus Faber, David Korbin, Livia Mahler, Tracy Stevenson and Dan Westbrook resigned as directors of the Corporation, and David Huberman resigned as Chair of the Board of Directors. As part of these resignations, each resigning director entered into mutual release agreements with RTIH and the Corporation. From the execution of the 2012 MoA until the date hereof, there have been additional changes to the individuals comprising the Board of Directors. For more information on these changes, see “General Development of the Business – Three Year History – 2012”, “General Development of the Business – Three Year History – 2013” and “General Development of the Business – Three Year History – 2014”.

On May 1, 2013, the Corporation announced that as a result of Mr. Friedland falling below the 10% ownership threshold, his right to nominate two directors had expired and that his director nominees would not stand for re-election. As a result, the Corporation and RTIH agreed that the Board of Directors would consist of 11 directors. See “General Development of the Business – Three Year History – 2013”. Following the 2014 AGM, the Board of Directors consists of seven directors. See “General Development of the Business – Three Year History – 2014”.

Senior Management

Upon execution of the 2012 MoA, Robert Friedland (Chief Executive Officer), Tony Giardini (Chief Financial Officer), John Macken (President) Sam Riggall (Executive Vice President, Business Development and Strategic Planning) and Peter Meredith (Deputy Chairman) (each, an “Incumbent Senior Officer”) resigned from their respective offices with the Corporation and from all offices (including directorships) with each of the Corporation’s subsidiaries, other than Mr. Meredith who remained a director (and Chairman) of SouthGobi until his resignation in September 2012. As a result of Messrs. Friedland and Giardini’s resignations, Kay Priestly and Catherine Barone were appointed as Interim Chief Executive Officer and Interim Chief Financial Officer, respectively. On May 1, 2012, Kay Priestly’s interim designation was removed as she was appointed Chief Executive Officer of the Corporation, and Chris Bateman was appointed Chief Financial Officer of the Corporation.4

Each of the Incumbent Senior Officers entered into mutual release agreements with RTIH and the Corporation (other than Mr. Friedland, with whom RTIH and the Corporation exchanged mutual releases from liability pursuant to the terms of a separation agreement).

3 The repeal of the Common Share ownership requirement for directors is consistent with RTIH’s corporate policy that prohibits directors who are employees of RTIH (seconded or otherwise) from receiving options to purchase Common Shares.

4 Steeve Thibeault replaced Christopher Bateman as Chief Financial Officer, effective June 1, 2014, and Jeff Tygesen was appointed as Chief Executive Officer, effective December 1, 2014, following Ms. Priestly’s retirement.

Oyu Tolgoi Exploration Activities

The Oyu Tolgoi Exploration Agreement (as defined in the HoA) was terminated and all rights and responsibilities for conducting exploration activities in respect of the Oyu Tolgoi Mine are now held by the Rio Tinto Manager, in its role as manager of the Oyu Tolgoi Mine.

Series D Warrants

The Corporation issued to RTIH share purchase warrants (the “Series D Warrants”) exercisable to purchase an additional 55 million Common Shares at any time until May 22, 2015. Following the 2012 Rights Offering, the number of Common Shares underlying the Series D Warrants and the exercise price per Series D Warrant were adjusted to 74,247,460 and $10.37, respectively, to adjust for the dilutive impact of the 2012 Rights Offering and to preserve the original economic value of the Series D Warrants. Following the 2013 Rights Offering, the exercise price per Series D Warrant was further adjusted to $8.20 in accordance with certain price adjustment provisions contained in the certificate evidencing the Series D Warrants to adjust for the dilutive impact of the 2013 Rights Offering and to preserve the original economic value of the Series D Warrants.

Anti-Dilution Series D Warrants

In addition to the Series D Warrants, the Corporation agreed pursuant to the terms and conditions of the 2012 MoA to grant RTIH the Anti-Dilution Series D Warrants if, at any time prior to the expiry of the Series D Warrants on May 22, 2015, the Corporation issues Common Shares in connection with a future rights offering. The Anti-Dilution Series D Warrants, upon issuance, would represent the same percentage of the outstanding Common Shares that RTIH and its affiliates would have beneficially owned if all of the then outstanding Series D Warrants and any previously issued Anti-Dilution Series D Warrants beneficially owned by RTIH or its affiliates had been fully exercised immediately before the record date of such future rights offering.

In connection with the 2013 Rights Offering, the Corporation issued to RTIH Anti-Dilution Series D Warrants exercisable to purchase an additional 74,247,460 Common Shares at any time until May 22, 2015 at an exercise price of $4.31 per Common Share (subject to certain price adjustment provisions contained in the certificate evidencing the Anti-Dilution Series D Warrants).

Anti-Dilution Subscription Right

For the subscription price of C$1,000, RTIH was granted, pursuant to the 2012 MoA, the right (the “Anti-Dilution Subscription Right”) to subscribe from time to time for Common Shares in respect of any dilution to Rio Tinto’s equity ownership position in the Corporation as a result of the issuance of Common Shares pursuant to certain exercises of incentive stock options (i) that were exercised prior to the date of the 2012 MoA, or (ii) that remain outstanding and are exercised after the date of the 2012 MoA, subject to a maximum subscription limit of 30,051,345 Common Shares (being the product of an adjustment to reflect the dilutive effect of the 2013 Rights Offering in accordance with the terms of the certificate evidencing the Anti-Dilution Subscription Right). The Anti-Dilution Subscription Right will remain exercisable until the 20th business day following the expiration or exercise of the last incentive stock option that was outstanding on May 24, 2012, as such options may be adjusted in accordance with their terms. The subscription price per Common Share under the Anti-Dilution Subscription Right will be the volume weighted average price of a Common Share on the TSX during the five (5) trading days immediately before the applicable date of exercise.

In connection with the 2013 Rights Offering, the Corporation affected an equitable adjustment to the number of outstanding stock options and granted an additional 1,047,998 options to the holders of all outstanding stock options to adjust for the dilutive effect of the 2013 Rights Offering and, correspondingly, the Corporation increased the number of Common Shares underlying the Anti-Dilution Subscription Right by 4,402,223 such that the Anti-Dilution Subscription Right is presently exercisable for an aggregate of 30,051,345 Common Shares. As of the date of this AIF, RTIH had not subscribed for any Common Shares underlying the Anti-Dilution Subscription Right.

Short Term Bridge Facility

On June 28, 2013, the Corporation entered into an agreement with RTSEA (as amended, the “Short Term Bridge Funding Agreement”) for a non-revolving bridge facility of up to US$225 million (the “Short Term Bridge Facility”). Advances made under the Short Term Bridge Facility were used by Turquoise Hill to fund operations and the underground development of the Oyu Tolgoi Mine. On August 2, 2013, Turquoise Hill received a $235 million advance payment from Sumeru Gold BV in connection with Turquoise Hill’s sale of its 50% interest in Altynalmas Gold Ltd., which was used to repay in full amounts then outstanding under the Short Term Bridge Facility.

In the event the Short Term Bridge Facility was not repaid in full at the maturity date (initially August 12, 2013, and subsequently extended to August 28, 2013 by the Binding Term Sheet described below) or in case of an event of default under the terms of the Short Term Bridge Facility, RTSEA could convert any outstanding amounts into Common Shares at a price per share equal to 85% of the then prevailing five-day volume weighted average trading price of the shares on the New York Stock Exchange. The conversion option was irrevocably waived by RTSEA pursuant to the terms of the Binding Term Sheet.

RTIH’s obligation to advance funding under the Short Term Bridge Facility was subject to a number of conditions and compliance by the Corporation with a series of covenants. For more details regarding such conditions and covenants, reference is made to the Short Term Bridge Funding Agreement, a copy of which has been filed with the Canadian Securities Authorities on SEDAR at www.sedar.com.

The Short Term Bridge Funding Agreement was terminated when definitive agreements for the New Bridge Facility were entered into (as described below under “Binding Term Sheet and New Financing Package”).

Binding Term Sheet and New Financing Package

On August 7, 2013, the Corporation entered into the Binding Term Sheet setting out the material terms and conditions on which RTIH and RTSEA agreed to provide a new financing package designed to address the Corporation’s then anticipated medium term funding needs in connection with the Oyu Tolgoi Mine (the “New Financing Package”).

On August 23, 2013, the Corporation, RTIH and RTSEA entered into definitive agreements and documents giving effect to the Binding Term Sheet, including, among others, the 2013 MoA and the New Bridge Funding Agreement, each as described in further detail below. Certain other definitive agreements (including certain security agreements) were entered into on September 5, 2013.

New Bridge Facility

As part of the New Financing Package, RTSEA agreed to provide the Corporation with the New Bridge Facility for the purpose of initially refinancing all amounts then outstanding under the Short

Term Bridge Funding Agreement and thereafter for the purpose of funding expenditures to be incurred in connection with the Oyu Tolgoi Mine, if and to the extent that funds from the Oyu Tolgoi Project Financing or from other sources would not be available in a timely manner. It was contemplated that such expenditures would include the costs of the continued ramp-up and completion of the open pit phase of the Oyu Tolgoi Mine, and other assets, expenses and payments related to the Oyu Tolgoi Mine. RTSEA and the Corporation entered into the New Bridge Funding Agreement for the purpose of providing the New Bridge Facility. The New Bridge Facility bore interest at the rate of LIBOR plus 5% per annum on drawn amounts and required payment to RTSEA of a commitment fee of 2% per annum on undrawn amounts.

On November 14, 2013, RTIH, RTSEA and the Corporation entered into an amending agreement that amended the 2013 MoA and the New Bridge Funding Agreement, pursuant to which they agreed to extend the latest closing date for the 2013 Rights Offering to January 13, 2014 and, correspondingly, to extend the maturity dates of the Interim Funding Facility and the New Bridge Facility to the earlier of the second business day following the closing date of the 2013 Rights Offering and January 15, 2014. See also “General Development of the Business – Agreements with Rio Tinto – 2013 MoA – 2013 Rights Offering”.

The Corporation was required to prepay all amounts outstanding under the New Bridge Facility with the entire amount of (i) the net proceeds of the 2013 Rights Offering and any other placement or other issuance of Common Shares, and (ii) the net after-tax proceeds of any sale or other disposition of mineral resource interests and assets held, directly or indirectly, by the Corporation, other than the Oyu Tolgoi Mine, provided that if the entire amount of such net proceeds exceeded the obligations of the Corporation to RTSEA then outstanding under the New Bridge Facility, the Corporation would only be required to apply such amount of such net proceeds as was sufficient to pay all of the then outstanding amounts under the New Bridge Facility and the remaining amount of such net proceeds would be applied, to the extent required, to prepay the Interim Funding Facility. The Corporation was also required to make prepayments of its outstanding obligations under the New Bridge Facility in certain other circumstances.

All amounts outstanding under the New Bridge Facility and the Interim Funding Facility were repaid on January 14, 2014 from the net proceeds of the 2013 Rights Offering.

2013 MoA

Under the terms of the 2013 MoA, the Corporation, RTSEA and RTIH agreed that if, by an agreed upon “Launch Deadline”, Oyu Tolgoi Project Financing was either (i) not in place and available for drawdown or (ii) in place and available for drawdown but for any reason Oyu Tolgoi LLC, as borrower thereunder, was restricted from drawing down an amount sufficient, or from distributing the proceeds of such drawdown, to repay all amounts then outstanding under the Interim Funding Facility and the New Bridge Facility, to reimburse the Corporation and its affiliates for all fees paid in connection with the Oyu Tolgoi Project Financing prior to the date of such initial drawdown, and to pay all amounts payable by the Corporation and its affiliates on account of Mongolian withholding tax upon the repayment by Oyu Tolgoi LLC of certain shareholder debt which may be required under the terms of the Oyu Tolgoi Project Financing to be repaid, then the Corporation would be obligated to conduct a rights offering by way of prospectus. It was also agreed that such rights offering was to raise sufficient funds in order to permit the Corporation, in the case of (i) above, to repay all amounts outstanding under the Interim Funding Facility and the New Bridge Facility by their respective maturity dates, or in the case of (ii) above, to fund the amount by which the aforementioned uses of the proceeds of such initial drawdown exceed the amount of Oyu Tolgoi Project Financing funds which can, at such time, be drawn down for such purposes by Oyu Tolgoi LLC.

Under the 2013 MoA, the Corporation, RTSEA and RTIH agreed to the key terms and conditions upon which the Corporation would undertake the 2013 Rights Offering, and to certain continuing covenants which are substantially similar in scope and content and are consistent with other pre-existing contractual arrangements and that they would continue to act together diligently and in good faith to negotiate the Oyu Tolgoi Project Financing; a copy of the 2013 MoA has been filed with the Canadian Securities Authorities on SEDAR at www.sedar.com.

Amendment to the 2013 MoA

On November 14, 2013, RTIH, RTSEA and the Corporation entered into an amending agreement that amended the 2013 MoA and the New Bridge Funding Agreement, pursuant to which they agreed to extend the latest closing date for the 2013 Rights Offering to January 13, 2014 and, correspondingly, to extend the maturity dates of the Interim Funding Facility and the New Bridge Facility to the earlier of the second business day following the closing date of the 2013 Rights Offering and January 15, 2014.

2013 Rights Offering

The Corporation and RTIH agreed to the key terms of the 2013 Rights Offering in the 2013 MoA. These terms included: (i) the issuance of rights sufficient to generate gross proceeds, which, after the payment therefrom of the fee in consideration for the 2013 Standby Commitment and any other fees, costs or expenses incurred by Turquoise Hill in connection with the 2013 Rights Offering, the amount required to fund the payment or repayment on the closing date of the 2013 Rights Offering of all amounts then outstanding under the Interim Funding Facility and the New Bridge Facility, plus such additional amount agreed to between the Corporation and RTIH, each acting reasonably; (ii) the price payable for each Common Share upon exercise of a right; (iii) the agreement by RTIH to exercise its basic subscription privilege in full and to provide the 2013 Standby Commitment, subject to certain terms, conditions and limitations set out in the 2013 MoA; (iv) the payment of a fee by the Corporation to RTIH as consideration for RTIH providing the 2013 Standby Commitment; and (v) the offering of an additional subscription privilege to holders of rights that have exercised their basic subscription privilege in full.

The 2013 Rights Offering expired on January 7, 2014 and closed on January 13, 2014, resulting in the Corporation issuing an aggregate of 1,006,116,602 Common Shares in satisfaction of the rights exercised.

As the 2013 Rights Offering was fully subscribed,5 RTIH was not required to purchase any additional Common Shares under the 2013 Standby Commitment. For certain other effects of the 2013 Rights Offering, see “General Development of the Business – Agreements with Rio Tinto – 2012 MoA – Series D Warrants”, “General Development of the Business – Agreements with Rio Tinto – 2012 MoA – Anti-Dilution Series D Warrants” and “General Development of the Business – Agreements with Rio Tinto – 2012 MoA – Anti-Dilution Subscription Right”.

5 Approximately 99.3% of the 2013 Rights Offering rights were exercised in the first instance pursuant to a basic subscription privilege with the remainder taken up via an additional subscription privilege.

Other Oyu Tolgoi Mine Matters

Pursuant to the 2013 MoA, Turquoise Hill agreed not to sell, transfer or otherwise dispose of or encumber any interest in the Oyu Tolgoi Mine without RTIH’s consent until the earlier of (i) the date on which the initial drawdown under the Oyu Tolgoi Project Financing is completed and the proceeds thereof are used to fund the payment in full of the Initial PF Drawdown Requirements (as defined in the 2013 MoA) and (ii) December 31, 2015.

Non-Disclosure Agreement

In September 2014, the Corporation and RTIH entered into a Non-Disclosure Agreement to consolidate the pre-existing confidentiality provisions contained in certain agreements between members of the TRQ Group and Rio Tinto, including the Private Placement Agreement and the 2012 MoA, which are available on SEDAR at www.sedar.com.

Exploration Services Agreement

In December 2014, the Corporation and Rio Tinto Mining and Exploration Limited (“Rio Tinto Mining”) entered into an Exploration Services Agreement pursuant to which Rio Tinto Mining agreed to provide certain exploration services of a consultancy and advisory nature to the Corporation within a defined orbit area of approximately 50 km surrounding Oyu Tolgoi (excluding, in particular, the Oyu Tolgoi leases and Entrée Gold leases considered in the Investment Agreement). The exploration services are to be provided in accordance with an annual exploration plan and budget that is jointly approved by Rio Tinto Mining and the Board of Directors. Under the terms of the agreement, the Corporation is to pay Rio Tinto Mining an annual management fee of 10% of the first $1 million of each agreed upon exploration plan and budget and 6% on any amounts that exceed such amount. The Exploration Services Agreement formalizes the arrangements already in place between the parties pursuant to a heads of agreement relating to exploration services dated June 20, 2014.

The agreement further provides that if the Corporation declines to fund a project proposed by Rio Tinto Mining within the exploration area, Rio Tinto Mining will have the right to use all documentation, exploration information and data that the Corporation holds in respect of the exploration area to pursue such project in its own right. The Corporation will retain an option to acquire any such project for an amount equal to three times the total expenses paid by Rio Tinto Mining directly in connection with such project, but only after Rio Tinto Mining has incurred $5 million dollars in expenditures. The exploration services agreement does not prevent either company from engaging independently in prospecting, exploration and mining of minerals in the area outside of the defined exploration area.

Deposit Agreement

In December 2014, the Corporation and Rio Tinto Canada Inc. (“RTC”) entered into a short-term Deposit Agreement, as renewed in February 2015 and again in March 2015, pursuant to which the Corporation may, in its absolute discretion, deposit with RTC funds in either Canadian dollars or US dollars by the transfer or other deposit of monies from a bank account of the Corporation to a bank account of RTC. Any such funds or deposit shall be invested or deposited for a fixed term in accordance with a notice of deposits given to RTC by the Corporation. A similar deposit agreement was also entered into with Movele S.à.r.l., a subsidiary of the Corporation.

Master Services Agreement

In March 2015, the Corporation and Rio Tinto Services Inc. (“RTS”) entered into a master services agreement (the Rio Tinto Group Contract for Services) pursuant to which RTS is to provide certain services to the Corporation, as more specifically described in one or more Statements of Work. Such services include, for example, executive support services, tax services, and treasury services. This agreement formalizes the arrangements already in place between the parties thereto. See “Interest of Management and Others in Material Transactions” and the Corporation’s MD&A for additional information regarding the consideration paid for such services.

Agreements with the Government of Mongolia

Investment Agreement

The parties to the Investment Agreement are the Corporation, its 66% owned subsidiary Oyu Tolgoi LLC, RTIH, and the Government of Mongolia. The Investment Agreement provides for, among other things, a framework for maintaining a stable tax and operational environment for the Oyu Tolgoi Mine, protection of the parties’ investment in the Oyu Tolgoi Mine, the term of the parties’ investment in the Oyu Tolgoi Mine, the right to realize the benefits of such investment, the undertaking of mining activities with minimum damage to the environment and human health, the rehabilitation of the environment, the social and economic development of the Southern Gobi region and the creation of new jobs in Mongolia.

Effective Date

The Investment Agreement became effective as of March 31, 2010 (the “Effective Date”), following the satisfaction of all conditions precedent to its effectiveness. These conditions included the completion of a number of corporate transactions intended to establish an efficient foundation for the operation of the Oyu Tolgoi Mine and the respective interests of the parties, such as the restructuring of Oyu Tolgoi LLC and the conversion of certain exploration licences to mining licences.

Term

The Investment Agreement has an initial term of 30 years from the Effective Date (the “Initial Term”). Oyu Tolgoi LLC has the right, exercisable by notice given not less than 12 months prior to the expiry of the Initial Term and subject to the fulfillment of certain conditions, to extend the Initial Term of the Investment Agreement for an additional term of 20 years (the “Renewal Term”).

In order to exercise its right to obtain the Renewal Term, Oyu Tolgoi LLC must have performed the following obligations during the Initial Term:

•	demonstrated that the Oyu Tolgoi Mine has been operated to industry best practice in terms of national and community benefits, environment and health and safety practices;

•	made capital expenditures in respect of the Oyu Tolgoi Mine of at least $9 billion;

•	complied in all material respects with its obligations to pay taxes under the laws of Mongolia, as stabilized under the terms of the Investment Agreement;

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commenced commercial production at the Oyu Tolgoi Mine within five years of the “Financing Completion Date”, being the earlier of (i) the date on which Oyu Tolgoi LLC has obtained access to Oyu Tolgoi Project Financing sufficient to fully construct the Oyu Tolgoi Mine in accordance with the feasibility study submitted to the Government of Mongolia or (ii) two years after the Effective Date. In March 2012, Oyu Tolgoi LLC notified the Government of Mongolia that the Financing Completion Date occurred on March 31, 2012, given Oyu Tolgoi Project Financing had not been obtained as of that date;

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if, as part of the development of the Oyu Tolgoi Mine, Oyu Tolgoi LLC has constructed, or is constructing, a copper smelter, Oyu Tolgoi LLC must have constructed or be constructing such smelter in Mongolia;

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if the development and operation of the Oyu Tolgoi Mine has caused any unanticipated and irreversible ecological damage to natural resources in Mongolia, Oyu Tolgoi LLC must have paid compensation based on the value of any such permanently damaged natural resources in accordance with the applicable laws of Mongolia; and

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within four years after having commenced commercial production at the Oyu Tolgoi Mine, which occurred in September 2013, secured the total power requirements for the Oyu Tolgoi Mine from sources within the territory of Mongolia.

Investment Protection

The Investment Agreement confirms Oyu Tolgoi LLC’s rights to market, sell and export mineral products from the Oyu Tolgoi Mine at international market prices and to freely expend and repatriate its sale proceeds in Mongolian togrogs and foreign currencies. It also conveys legal protection on capital, property and assets of Oyu Tolgoi LLC and its affiliates, and the requirement that any expropriation action must be in accordance with due process of law on a non-discriminatory basis and with the condition of full compensation by the Government of Mongolia to the affected party.

Taxes, Royalties and Fees

Throughout the Initial Term and the Renewal Term, if any, all taxes payable by Oyu Tolgoi LLC will remain stabilized. The annual corporate income tax rate is stabilized at 10% on all sums earned up to three billion togrogs (approximately $2.1 million). All taxable income earned in excess of three billion togrogs will be taxed at the rate of 25%. In addition to corporate income tax, the following taxes have been stabilized: customs duties; value-added tax; excise tax (except on gasoline and diesel fuel purchases); royalties (at 5% of the sales value of all mineral products mined from the Oyu Tolgoi Mine that are sold, shipped for sale, or used by Oyu Tolgoi LLC); mineral exploration and mining licence payments (at $15 per ha); and immovable property tax and/or real estate tax.

The previously existing windfall profits tax was eliminated with effect as of January 1, 2011. Taxation on dividends and other forms of income have also been stabilized at zero percent. Non-stabilized taxes shall apply to Oyu Tolgoi LLC on a non-discriminatory basis.

Project Financing

Under the Shareholders’ Agreement (discussed further below), the shareholders of Oyu Tolgoi LLC have agreed to use their commercially reasonable endeavours to use project financing as a priority funding mechanism (if beneficial and appropriate from an overall project perspective) and to assist Oyu Tolgoi LLC to obtain Oyu Tolgoi Project Financing as soon as practicable.

Commercial Production

Commencement of commercial production is defined as being the first day of the month following the month in which regular shipments to customers first occurs after achievement of 70% of planned concentrator throughput based on design capacity at that stage of construction for the Oyu Tolgoi Mine, for a continuous period of 30 days. Commencement of commercial production at the Oyu Tolgoi Mine was achieved in September 2013.

Infrastructure

All roads, pipelines and other transportation infrastructure funded or constructed by Oyu Tolgoi LLC or its affiliates in connection with the development of the Oyu Tolgoi Mine are required to be constructed to a standard necessary to meet the specific requirements of the Oyu Tolgoi Mine only. Oyu Tolgoi LLC may provide the public, the Government of Mongolia and third parties with access to certain infrastructure and/or services, provided such access does not interfere with the operation of the Oyu Tolgoi Mine. In addition, Oyu Tolgoi LLC may recover costs by way of payments or collection of tolls from those persons or entities using such infrastructure and/or services.

Oyu Tolgoi LLC is permitted to construct a road between the Oyu Tolgoi Mine site and the Gashuun Sukhait border crossing with China. Oyu Tolgoi LLC may deduct the road construction expenses from its annual taxable income. The Government of Mongolia is responsible for the maintenance of the road and the collection of road use fees from any third party users. Oyu Tolgoi LLC and its contractors/sub-contractors are exempt from any such road user fees.

Oyu Tolgoi LLC has the right to access, and to use, self-discovered water resources for any purpose connected with the Oyu Tolgoi Mine during the life of the Oyu Tolgoi Mine, including construction, commission, operation and rehabilitation of the Oyu Tolgoi Mine. Oyu Tolgoi LLC is required to pay fees for its water use but such fees must be no less favourable than those payable from time to time by other domestic and international users, must take into account the quantity and quality of the water removed and consumed, and are treated as a deductible expense from Oyu Tolgoi LLC’s taxable income.

Smelter

Oyu Tolgoi LLC shall, within three years after commencing commercial production from the Oyu Tolgoi Mine, if requested by the Government of Mongolia, prepare a research report on the economic viability of constructing and operating a copper smelter in Mongolia to process the mineral concentrate derived from the Oyu Tolgoi Mine. Oyu Tolgoi LLC will in priority supply copper concentrate to any third party operated smelter in Mongolia that the Government has a whole or partial ownership interest in on agreed commercial terms based on international standards and prices, provided that the smelter meets the required technical specifications and any smelter owned or operated by Oyu Tolgoi LLC in Mongolia will have first priority of supply. If Oyu Tolgoi LLC owns and operates a smelter in Mongolia, Oyu Tolgoi LLC has agreed to offer all gold bullion produced at such smelter to the Mongol Bank, subject to reasonable commercial terms and prevailing international prices.

Power Supply

During the construction period of the Oyu Tolgoi Mine and until the four year anniversary after the Oyu Tolgoi Mine attains commercial production, Oyu Tolgoi LLC has the right to import electric power from sources outside Mongolia, including China. Within four years after having commenced commercial production, Oyu Tolgoi LLC is required to secure all of its power requirements for the Oyu Tolgoi Mine from a domestic Mongolian source.

In November 2012, Oyu Tolgoi LLC and Inner Mongolia Power International Cooperation Co., Ltd. and the National Electricity Transmission Grid Company entered into the Power Purchase Agreement for the supply of power to the Oyu Tolgoi Mine from electric power facilities in China.

In August 2014, the Corporation entered into a Power Sector Cooperation Agreement with the Government of Mongolia for the exploration of a Tavan Tolgoi-based independent power producer. The agreement lays out a framework for long-term strategic cooperation between the Government of Mongolia and Oyu Tolgoi LLC to deliver a comprehensive energy plan for the South Gobi region. Under the Power Sector Cooperation Agreement, the Government of Mongolia assumes the responsibility to import and supply power required by Oyu Tolgoi LLC until such time as the commissioning of a domestic Mongolian power source, which meets Oyu Tolgoi LLC’s power needs, is completed. See “General Development of the Business – Three Year History – 2014”.

Local Communities

Oyu Tolgoi LLC will conduct, implement, and update, from time to time, socio-economic impact assessments, socio-economic risk analyses, multi-year community plans, community relations management systems, policies, procedures and guidelines, and mine closure plans, all of which shall be produced with community participation and input and be consistent with international best practices. Oyu Tolgoi LLC will also conduct community development and education programs.

Oyu Tolgoi LLC will prioritize the training, recruiting and employment of citizens from local communities for the Oyu Tolgoi Mine, giving specific preference to the citizens of Umnugovi Aimag. Once the Oyu Tolgoi Mine attains commercial production, 90% of the Oyu Tolgoi Mine employees must be Mongolian nationals. Oyu Tolgoi LLC must use its best endeavours to ensure that 50% of its engineers are Mongolian nationals within five years after achieving commercial production, and increasing to 70% after ten years of achieving commercial production. Oyu Tolgoi LLC must use its best efforts to ensure that not less than 60% of its contractors’ employees are Mongolian nationals for construction work and 75% of its contractors’ employees are Mongolian nationals for mining and mining related work.

Environment

The Investment Agreement also includes environmental protection provisions, in accordance with which Oyu Tolgoi LLC will implement an environmental protection plan and provide to the Government of Mongolia an independent report on progress every three years. In 2012, the Corporation completed the ESIA and shortly thereafter such plan was submitted to the Government of Mongolia.

Disputes

Any dispute that is not resolved through negotiation will be resolved by binding arbitration in accordance with the procedures under the Arbitration Rules of the United Nations Commission on International Trade Law in force at the time of the dispute.

Shareholders’ Agreement

Concurrent with the execution of the Investment Agreement, Oyu Tolgoi LLC and the Oyu Tolgoi Shareholder Holdcos entered into the Shareholders’ Agreement with Erdenes. Erdenes MGL LLC transferred its shares in Oyu Tolgoi LLC and its rights and obligations under the Shareholders’ Agreement to its subsidiary, Erdenes OT LLC. The Shareholders’ Agreement contemplates the basis upon which the Government of Mongolia, through Erdenes, acquired an initial 34% equity interest in the Oyu Tolgoi Mine through a shareholding in Oyu Tolgoi LLC and provides for the respective rights and obligations of the parties as shareholders of Oyu Tolgoi LLC.

On June 8, 2011, the parties to the Shareholders’ Agreement amended the interest payable terms under such agreement. Specifically, the interest rate to be applied to Existing Shareholder Loans, Shareholder Debt and Government Debt (each as defined and discussed further below) on and from January 31, 2011 was reduced to LIBOR plus 6.5%, down from the previous rate of 9.9%, adjusted for the U.S. Consumer Price Index. The interest rate adjustment was made taking into consideration the global interest rates that prevailed in 2009 following the global economic crisis.

Ownership of Oyu Tolgoi LLC

Under the terms of the Shareholders’ Agreement, within 21 business days after the Effective Date, Oyu Tolgoi LLC issued to Erdenes that number of common shares of Oyu Tolgoi LLC (“Oyu Tolgoi Shares”) that, upon issuance, represented 34% of the then issued and outstanding Oyu Tolgoi Shares. If Oyu Tolgoi LLC exercises its right under the Investment Agreement to obtain the Renewal Term, Erdenes shall have the option to acquire additional Oyu Tolgoi Shares on terms to be agreed upon between Erdenes and the Oyu Tolgoi Shareholder Holdcos, to increase its shareholding in Oyu Tolgoi LLC to 50%. Erdenes’ shareholding of Oyu Tolgoi LLC may not be diluted by the issuance of new Oyu Tolgoi Shares without its consent.

Management of Oyu Tolgoi Mine

Oyu Tolgoi LLC’s board of directors must appoint a management team for the Oyu Tolgoi Mine as nominated by the Oyu Tolgoi Shareholder Holdcos to provide management services to Oyu Tolgoi LLC. The management team engaged by Oyu Tolgoi LLC is responsible for providing management services to Oyu Tolgoi LLC for the Oyu Tolgoi Mine and is required to report to Oyu Tolgoi LLC’s board of directors on a quarterly basis.

For more information on the management of the Oyu Tolgoi Mine, see “General Development of the Business – Agreements with Rio Tinto – HoA – Governance Arrangements”.

Management Services Payment

A management services payment is payable to the Corporation engaged as the management team in the amount of 3% of the Oyu Tolgoi Mine’s operating and capital costs incurred prior to the commencement of commercial production and 6% thereafter. The management team can direct Oyu Tolgoi LLC to pay part or all of this management services payment to the Corporation, RTIH or their respective affiliates. This management services payment is shared, as to 50%, by the Corporation and its affiliates and, as to 50%, by RTIH and its affiliates as agreed separately by the Corporation and RTIH.

Election of Directors

Appointment of directors as between the Oyu Tolgoi Shareholder Holdcos and Erdenes is divided pro rata based on their respective shareholdings. The Oyu Tolgoi Shareholder Holdcos have the right to nominate six directors and Erdenes has the right to nominate three directors. Under the HoA, the Corporation and RTIH have agreed that the six directors nominated by the Oyu Tolgoi Shareholder Holdcos will be comprised of three nominees from each of the Corporation and RTIH. See “General Development of the Business – Agreements with Rio Tinto – HoA – Governance Arrangements”.

Existing Shareholder Loans and Cash Calls

All funds advanced to Oyu Tolgoi LLC prior to the Effective Date by the Corporation, RTIH or any of their respective affiliates in relation to the Oyu Tolgoi Mine (the quantum of which has been agreed to by Oyu Tolgoi LLC and the Government of Mongolia), including interest thereon (collectively, the “Existing Shareholder Loans”), are repayable prior to any dividends or distributions being made to the shareholders of Oyu Tolgoi LLC, as further discussed below.

Oyu Tolgoi LLC may request that the shareholders of Oyu Tolgoi LLC contribute funds (“Called Sums”) in proportion to their respective share ownership interests in Oyu Tolgoi LLC to meet the projected cash requirements of Oyu Tolgoi LLC under the Oyu Tolgoi Mine programs and budgets approved by Oyu Tolgoi LLC’s board of directors.

During the period commencing on the date Erdenes acquired its 34% interest in Oyu Tolgoi LLC and ending three years after the commencement of commercial production from the Oyu Tolgoi Mine (the “Funding Period”), the Oyu Tolgoi Shareholder Holdcos have agreed to fund all contributions of Called Sums, including those otherwise payable by Erdenes, unless Erdenes elects to contribute to any Called Sum. The Oyu Tolgoi Shareholder Holdcos will determine what method or methods of finance will apply in respect of those contributions, including by way of a combination of shareholder debt and/or common shares.

Where the Oyu Tolgoi Shareholder Holdcos cover Erdenes’ contribution to a Called Sum and funding is by way of common equity, shares are also issued to Erdenes to maintain its 34% shareholding. Such contributions on Erdenes’ behalf (“Government Debt”) are subject to interest as set out below. All dividends payable to Erdenes must be paid by Oyu Tolgoi LLC to the Oyu Tolgoi Shareholder Holdcos (or nominated Turquoise Hill Group or Rio Tinto companies) in repayment of the principal and interest outstanding on Government Debt, but otherwise the Oyu Tolgoi Shareholder Holdcos have no recourse to Erdenes. In addition, Erdenes may elect to repay outstanding Government Debt at any time.

After the Funding Period, Erdenes has the option of contributing to any required funding, but is not obligated to do so. Regardless of whether or not Erdenes contributes funding, its shareholding in Oyu Tolgoi LLC cannot be diluted. If Erdenes elects not to fund its proportionate share, the Oyu Tolgoi Shareholder Holdcos have the right to meet the full funding requirement in a similar manner as for the initial funding (but are not obligated to do so).

Each of the Government Debt, the Existing Shareholder Loans and shareholder debt provided after the Effective Date (“Shareholder Debt”) accrues interest at a rate of LIBOR plus 6.5% on and from January 31, 2011, down from the previous rate of 9.9%, adjusted for the US Consumer Price Index, which applied prior to that date.

Payment of Dividends

All principal and interest outstanding on Shareholder Debt, Government Debt and the Existing Shareholder Loans must be paid in full to the Corporation prior to the payment of any dividends to the shareholders of Oyu Tolgoi LLC. Subject to the foregoing, if Oyu Tolgoi LLC has profits available for distribution in respect of any completed financial year, Oyu Tolgoi LLC’s board of directors will declare that all of those profits must be distributed by way of cash dividends within three months after the end of that financial year, subject to the retention of reasonable and proper reserves for Oyu Tolgoi LLC’s future cash requirements (including potential expansions, working capital, and the maintenance of funds for capital costs and other actual or contingent liabilities).

Transfer of Shares of Oyu Tolgoi LLC to Third Parties

No shareholder of Oyu Tolgoi LLC may dispose of or transfer any of its shares to a third party without first offering such shares to the other shareholders of Oyu Tolgoi LLC on equivalent commercial terms as those offered by the relevant third party.

T-Bill Purchase Agreement and Prepayment Agreement

Concurrent with the execution of the Investment Agreement, Oyu Tolgoi LLC also entered into the T-Bill Purchase Agreement with the Government of Mongolia pursuant to which Oyu Tolgoi LLC agreed to purchase from the Government, in instalments, three discounted treasury bills (the “T-Bills”) with an aggregate face value of $287.5 million for an aggregate purchase price of $250 million.

Originally, the T-Bills were to be purchased in three separate instalments, with each purchase triggered by the attainment of a defined milestone. The initial T-Bill (“First T-Bill”), with a face value of $115 million, was purchased in October 2009 for $100 million.

Rather than purchase the second and third T-Bills, the Government of Mongolia proposed, and Oyu Tolgoi LLC agreed, that the purchase price otherwise payable for the second T-Bill ($50 million) and third T-Bill ($100 million) could be made as prepaid tax instalments. The Government of Mongolia and Oyu Tolgoi LLC entered into a Prepayment Agreement in June 2011 pursuant to which Oyu Tolgoi LLC made a tax prepayment in June 2011, and a prepayment previously made by Oyu Tolgoi LLC in April 2010 also became subject to the terms of such Prepayment Agreement. The prepayments accrue interest at an after tax rate of 1.59% and may be applied by Oyu Tolgoi LLC to offset any of its tax liabilities that have accrued on and after January 1, 2012. To the extent not fully offset, the outstanding amount of the prepayments (including interest) will become immediately repayable to Oyu Tolgoi LLC on the fifth anniversary of the date of payment, subject to accelerated maturity on a material breach of the Investment Agreement or upon termination of the Investment Agreement. Application of the prepayments by Oyu Tolgoi LLC to offset certain portions of its tax liabilities began during the year ended December 31 2014. The second T-Bill ($50 million) has now been fully applied as a pre-paid tax instalment and $30 million of the third T-Bill has also been applied as a pre-paid tax instalment, including any accrued interest.

In November 2012, Oyu Tolgoi LLC agreed to assign its rights and obligations under the T-Bill Purchase Agreement and the First T-Bill to the Corporation in consideration for the Corporation restricting a non-interest bearing loan between the Corporation and Oyu Tolgoi LLC in the outstanding amount of the First T-Bill. The principal amount of the First T-Bill ($115 million) was to mature and become immediately repayable on October 19, 2014, being the fifth anniversary date of its issuance. The Corporation received repayment of the First T-Bill on October 17, 2014.

Status of the Investment Agreement

In September 2011, the Government of Mongolia first approached Turquoise Hill and RTIH in an attempt to renegotiate certain terms of the Investment Agreement that would have accelerated the

Government’s right to increase its current 34% interest in the Oyu Tolgoi Mine to 50%. In response, Turquoise Hill and RTIH advised the Government of Mongolia that they were not willing to renegotiate the terms of the Investment Agreement. Following discussions between all three parties, it was agreed by all parties that there would not be a renegotiation of the Investment Agreement, and that the agreement in place would continue unamended.

In October 2012, the Government of Mongolia once again requested that the Investment Agreement be renegotiated. In its 2013 budget, the Government of Mongolia included revenue from the application of a progressive royalty scheme to Oyu Tolgoi LLC. However, the Investment Agreement provides for a stabilized royalty rate of 5% of the sales value of all mineral products mined from the Oyu Tolgoi Mine over the life of the agreement and specifies that new laws made after its signing will not apply to Oyu Tolgoi LLC. Any change to Oyu Tolgoi LLC’s royalty rate would require the agreement of all parties to the Investment Agreement.

Status of Discussions with the Government of Mongolia

Turquoise Hill, Rio Tinto and the Government of Mongolia continue to work together to resolve the shareholder matters and finalize project finance to restart the underground mine development at the Oyu Tolgoi Mine.

Turquoise Hill and Rio Tinto have made an offer to the Government of Mongolia to resolve the shareholder matters in a manner which the Corporation believes is beneficial to all stakeholders. Upon successful resolution of shareholder matters, Turquoise Hill and Rio Tinto intend to formalize the agreement between the parties, which will be in alignment and accordance with the Investment Agreement and Shareholders’ Agreement.

Further development will commence once the following conditions are met:

•	successful resolution of shareholder matters, including the tax situation;

•	agreement on a comprehensive funding plan, including Oyu Tolgoi Project Financing;

•	approval of the underground feasibility study by all shareholders and acceptance by the Mongolian Minerals Council; and

•	obtaining all necessary permits for the Oyu Tolgoi Mine’s operation and development.

In June 2014, Oyu Tolgoi LLC received a tax assessment from the Mongolian Tax Authority as a result of a general tax audit for the period covering 2010 through 2012. Oyu Tolgoi LLC appealed the full tax assessment to the Tax Dispute Resolution Council of the General Taxation Authority of Mongolia, and in September 2014 received a response reducing the amount of tax, interest and penalties claimed to be payable from approximately $127 million to approximately $30 million. While this reduction is significant, Oyu Tolgoi LLC believes that there are aspects of the ruling that require further clarification. Oyu Tolgoi LLC has appealed the outcome of the Tax Dispute Resolution Council to the Administrative Appellate Court. This appeal has not yet been heard by the Appellate Court.

RISK FACTORS

The Corporation is subject to a number of risks due to the nature of the industry in which it operates, the present state of development of its business and the foreign jurisdictions in which it carries on business. The following is a summary description of the material risks and uncertainties to which the Corporation is subject. Some of the following statements are forward-looking and actual results may differ materially from the results anticipated in these forward-looking statements. Please refer to the section titled “Interpretation Information – Forward-Looking Information and Forward-Looking Statements” in this AIF. If any of such risks or risks not currently known to the Corporation actually occurs or materializes, the Corporation’s business, financial condition or results of operations could be adversely affected, even materially adversely affected.

The Corporation may be limited in its ability to enforce the Investment Agreement against Mongolia, a sovereign government.

The Investment Agreement imposes numerous obligations and commitments upon the Government of Mongolia that provide clarity and certainty in respect of the development and operation of the Oyu Tolgoi Mine. The Investment Agreement also includes a dispute resolution clause that requires the parties to resolve disputes through international commercial arbitration procedures. Nevertheless, if and to the extent that the Government of Mongolia does not observe the terms and conditions of the Investment Agreement, there may be limitations on the Corporation’s ability to enforce the terms of the Investment Agreement against the Government of Mongolia, which is a sovereign nation, regardless of the outcome of an arbitration proceeding. If the terms of the Investment Agreement cannot be enforced effectively, the Corporation could be deprived of substantial rights and benefits arising from its investment in the Oyu Tolgoi Mine with little or no recourse against the Government of Mongolia for fair and reasonable compensation. Irrespective of the ultimate outcome of any potential dispute, any requirement to engage in discussions or proceedings with the Government of Mongolia, whether or not formal, would result in significant delays, expense and diversion of management’s attention. Such an outcome would have a material adverse impact on the Corporation and its share price.

There can be no assurance that the Corporation will be capable of raising the additional funding that it needs to continue development of the Oyu Tolgoi Mine. In particular, but without limiting the scope of the foregoing statement, there can be no assurance that Oyu Tolgoi Project Financing will be available or that the corporate, governmental and other approvals required for its implementation will be obtained.

Development of the open pit mine at the Oyu Tolgoi Mine has been completed and the Oyu Tolgoi Mine is now operational. However, further development of the Oyu Tolgoi Mine depends upon the Corporation’s ability to obtain a reliable source of funding. Volatility in capital markets and commodity prices and other macroeconomic factors may adversely affect the Corporation’s ability to secure project financing. Even if macroeconomic factors are conducive to securing project financing, there can be no assurance that agreement with the project lenders will be reached on terms reasonably satisfactory to the Corporation and RTIH or that the Corporation or RTIH will continue to pursue project financing for the Oyu Tolgoi Mine. The commitments from the commercial bank consortium forming part of the proposed project financing lender group formally expired on September 30, 2014 and have not yet been renewed. In addition, the Corporation operates in a region of the world that is prone to economic and political upheaval and instability, which may make it more difficult to obtain sufficient debt financing from project lenders.

Key matters relating to the Oyu Tolgoi Mine remain unresolved, including: successful resolution of shareholder matters, including the tax situation; agreement on a comprehensive funding plan, including Oyu Tolgoi Project Financing; approval of the underground feasibility study by Oyu Tolgoi LLC shareholders and acceptance thereof by the Mongolian Minerals Council; and the ability to obtain all necessary permits for the Oyu Tolgoi Mine’s operation and development. There can be no assurance that these matters will be resolved in a manner that is satisfactory to the Corporation or RTIH, and given that the commitments from the commercial bank consortium forming part of the proposed project financing lender group formally expired on September 30, 2014 and have not yet been renewed, there can be no assurance that Oyu Tolgoi Project Financing will be available within the time frame required to permit development of the underground mine within current cost estimates, on schedule or at all. Further, there can be no assurance that the corporate, governmental and other approvals required to implement Oyu Tolgoi Project Financing will be obtained or that, even if all such required approvals are obtained, Oyu Tolgoi Project Financing will be available.

To the extent the Corporation and RTIH determine to proceed with development of the underground mine without having secured adequate project debt financing, the Corporation could seek to issue Common Shares or instruments convertible into equity, including through future rights offerings, which issuances could result in dilution to the holders of Common Shares and have a material adverse effect upon the market price of Common Shares. Under the terms of the continuing covenants forming part of the 2013 MoA, the Corporation is prohibited from creating, incurring or permitting to remain outstanding any indebtedness, other than certain permitted indebtedness, and from amending its constating documents to create and issue Preferred Shares. As a result of these restrictions, in seeking to raise additional capital, the Corporation may not incur indebtedness for borrowed money or issue debt securities, other securities convertible into debt securities or Preferred Shares while the continuing covenants forming part of the 2013 MoA are in force and effect unless it obtains a waiver or consent from RTIH permitting the incurrence of such indebtedness or the issuance of such securities.

The Government of Mongolia holds a significant stake in the Oyu Tolgoi Mine.

Although the Shareholders’ Agreement contemplates that the Corporation will maintain a controlling interest in the Oyu Tolgoi Mine, the Government of Mongolia also holds a significant stake in Oyu Tolgoi LLC which holds the Oyu Tolgoi Mine property. In addition, a portion of the Oyu Tolgoi Mine property is held subject to an agreement with Entrée Gold, a Canadian exploration stage resource company in which the Corporation directly holds a 9.4% interest and RTIH directly holds an 11.3% interest. Therefore, the Corporation will be subject to risks to which shareholders are typically exposed. Such risks include the potential for disputes respecting development, operation and financing matters (including Oyu Tolgoi LLC board and Mongolian governmental approvals in respect of the Oyu Tolgoi Project Financing) resulting from multiple levels of corporate and/or governmental approvals and differing sophistication in relevant business and technical matters, inequality of bargaining power and incompatible strategic and economic objectives (both in the short term and the longer term) among the shareholders.

The Corporation’s ability to carry on business in Mongolia is subject to legal and political risks.

Although the Corporation expects that the Investment Agreement will continue to bring significant stability and clarity to the legal, political and operating environment in which the Corporation will develop and operate the Oyu Tolgoi Mine, the Corporation is still subject to potential legal and political risks in Mongolia.

There can be no absolute assurance that the Corporation’s assets will not be subject to nationalization, requisition, expropriation or confiscation, whether legitimate or not, by any authority or body. In addition, there can be no assurance that neighbouring countries’ political and economic policies in relation to Mongolia will not have adverse economic effects on the development of the Corporation’s mining projects, including its ability to access power, transport and sell its products and access construction labour, supplies and materials.

There is no assurance that provisions under Mongolian law for compensation and reimbursement of losses to investors under such circumstances would be effective to restore the full value of the Corporation’s original investment or to compensate for the loss of the current value of the Mongolian projects. Insofar as the Government of Mongolia is a sovereign entity against which the terms of the Investment Agreement may take considerable time to enforce (if enforceable at all), this risk applies to the Oyu Tolgoi Mine despite the provisions of the Investment Agreement respecting nationalization and expropriation. There can be no assurance that Mongolian laws protecting foreign investments will not be amended or abolished or that existing laws will be enforced or interpreted to provide adequate protection against any or all of the risks described above.

The legal framework in Mongolia is, in many instances, based on recent political reforms or newly enacted legislation, which may not be consistent with long-standing conventions and customs. Although legal title risks in respect of the Oyu Tolgoi Mine are believed to be significantly mitigated by the terms of the Investment Agreement, there may still be ambiguities, inconsistencies and anomalies in the other agreements, licences and title documents through which the Corporation holds its direct or indirect interests in other mineral resource properties in Mongolia, or the underlying legislation upon which those interests are based, which are atypical of more developed legal systems and which may affect the interpretation and enforcement of the Corporation’s rights and obligations. Many laws have been enacted, but in many instances they are neither understood nor enforced and may be applied in an inconsistent, arbitrary and unfair manner, while legal remedies may be uncertain, delayed or unavailable. These laws or their enforcement by national, regional or local authorities can adversely affect, among other things, water access rights, operating costs resulting from unanticipated increases in tariff rates and overall assessment of risk. Accordingly, while the Corporation believes that it has taken the legal steps necessary to obtain and hold its property and other interests in Mongolia, there can be no guarantee that such steps will be sufficient to preserve those interests.

Recent and future amendments to Mongolian laws could adversely affect the Corporation’s mining rights in the Oyu Tolgoi Mine, or make it more difficult or expensive to develop such project and carry out mining in Mongolia.

The Government of Mongolia has put in place a framework and environment for foreign direct investment. However, there are political constituencies within Mongolia that have espoused ideas that would not be regarded by the international mining industry as conducive to foreign investment if they were to become law or official government policy. This was evidenced by revisions to Mongolia’s minerals laws in 2006 (and some of the revisions passed in 2014) and the enactment of a windfall profits tax that same year (that has since been repealed) as well as by the passage of legislation to control foreign direct investment in strategic sectors of the Mongolian economy, including mining (since amended to relax the controls imposed). There can be no assurance that the present or future Parliament will refrain from enacting legislation that undermines the Investment Agreement or otherwise adversely impacts the Oyu Tolgoi Mine or that the present or a future government will refrain from adopting government policies or seeking to renegotiate the terms of the Investment Agreement (which was threatened in both 2011 and 2012 and aspects of the agreement are part of ongoing shareholder discussions with the Government of Mongolia) in ways that are adverse to the Corporation’s interests or that impair the Corporation’s ability to develop and operate the Oyu Tolgoi Mine or other projects on the basis presently contemplated, which may have a material adverse impact on the Corporation and its share price.

The Investment Agreement includes a number of future covenants that may be outside of the control of the Corporation to perform.

The Investment Agreement commits the Corporation to perform many obligations in respect of the development and operation of the Oyu Tolgoi Mine. While performance of many of these obligations is within the effective control of the Corporation, the scope of certain obligations may be open to interpretation. Further, the performance of other obligations may require co-operation from third parties or may be dependent upon circumstances that are not necessarily within the control of the Corporation. For example:

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Mongolian nationals must represent at least 90% of the Oyu Tolgoi Mine employees now that commercial production has been attained, and 50% of the Oyu Tolgoi Mine’s engineers must be Mongolian nationals within five years, increasing to 70% after ten years. Achieving or maintaining these targets is contingent upon the availability of a sufficient number of qualified personnel, which is not wholly within the Corporation’s control.

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Although Oyu Tolgoi LLC has reached commercial production, there is a risk that unforeseen mining or processing difficulties may be encountered that could prevent Oyu Tolgoi LLC from maintaining the required commercial production levels.

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Oyu Tolgoi LLC is obligated to use Mongolian services, transportation and freight facilities on a priority basis to the extent such services and materials are available on a competitive time, cost, quantity and quality basis. Such services and facilities may not be available to the extent required or may be available upon commercial terms that are less advantageous than those available from other sources.

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Oyu Tolgoi LLC has community development commitments and social responsibility obligations. There is a risk that Oyu Tolgoi LLC will be unable to meet the expectations or demands of relevant community stakeholders to the extent contemplated to allow Oyu Tolgoi LLC to meet its commitments under the Investment Agreement.

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The extension of the term of the Investment Agreement from 30 years to 50 years and then to 70 years is subject to a number of conditions, including the Corporation having demonstrated that the Oyu Tolgoi Mine has been operated in accordance with industry best practices in terms of national and community benefits, environment and health and safety practices. The inherently subjective nature of these criteria creates the risk that the Corporation and the Government of Mongolia may disagree as to whether the conditions for extending the term of the Investment Agreement have been met.

Despite the Corporation’s best efforts, such provisions are not necessarily within its control and non-fulfilment of any such provision may result in a default under the Investment Agreement. Such a default could result in termination of the Investment Agreement or damages accruing, which may have a material adverse impact on the Corporation and its share price.

The Investment Agreement commits Oyu Tolgoi LLC to utilize only Mongolian power sources within four years of commencing commercial production.

The Investment Agreement commits Oyu Tolgoi LLC to utilize only Mongolian power sources within four years of commencing commercial production. Such sources of power may not be available or may be available upon commercial terms that are less advantageous than those available from other potential power suppliers. Despite the Corporation’s best efforts, such an obligation is not necessarily within the Corporation’s control and non-fulfilment of such requirement may result in a default under the Investment Agreement. Such default could result in termination of the Investment Agreement or damages accruing, which may have a material adverse impact on the Corporation and its share price.

RTIH, as the holder of a majority of the Common Shares and as manager of the Oyu Tolgoi Mine, has the ability to exert a significant degree of control over the Corporation, Oyu Tolgoi LLC and the Oyu Tolgoi Mine.

RTIH, together with its affiliates, owns a majority of the outstanding Common Shares and can exercise its voting power to elect all of the members of the Board of Directors, subject to the agreed limitations in the HoA and the 2012 MoA. RTIH can also exercise its majority voting power to unilaterally pass any ordinary resolution submitted to a vote of the Corporation’s shareholders, except for resolutions in respect of which RTIH is an interested party and for which disinterested shareholder approval is required. In addition, under the HoA, RTIH was appointed as manager of the Oyu Tolgoi Mine which provides RTIH with responsibility for the management of the Oyu Tolgoi Mine. Pursuant to the 2012 MoA, the Corporation’s current Chief Executive Officer and Chief Financial Officer were nominated by RTIH. Such persons, together with the rest of the Corporation’s senior management team, are employed by affiliates of RTIH and are seconded to the Corporation.

RTIH is also able to exert a significant degree of control over the management, development and operation of the Oyu Tolgoi Mine through a series of governance mechanisms established under the Private Placement Agreement and the HoA. These include the Technical Committee established under the Private Placement Agreement and the Operating Committee established under the HoA, through which RTIH is able to control decisions respecting the business of Oyu Tolgoi LLC subject to a veto of the Corporation in respect of certain special matters.

The interests of RTIH and the interests of the Corporation’s other shareholders are not necessarily aligned in all respects and there can be no assurance that RTIH will exercise its rights as the Corporation’s majority shareholder and its other contractual rights under the Private Placement Agreement, the HoA, the 2012 MoA and the 2013 MoA in a manner that is consistent with the best interests of either the Corporation or the Corporation’s other shareholders.

The actual cost of developing the Oyu Tolgoi Mine may differ materially from the Corporation’s estimates and involve unexpected problems or delays.

The Corporation’s estimates regarding the cost of development and operation of the Oyu Tolgoi Mine are estimates only and are based on many assumptions and analyses made by the Corporation’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These estimates and the assumptions upon which they are based are subject to a variety of risks and uncertainties and other factors that could cause actual expenditures to differ materially from those estimated. If these estimates prove incorrect, the total capital expenditures required to complete development of the underground component of the Oyu Tolgoi Mine may increase, which may have a material adverse impact on the Corporation, its results of operations, financial condition and share price.

There are also a number of uncertainties inherent in the development and construction of any new or existing mine, including the Oyu Tolgoi Mine. These uncertainties include the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and cost of skilled labour, process water, power and transportation, including costs of transport for the supply chain for the Oyu Tolgoi Mine, which requires routing approaches which have not been fully tested; the annual usage fees payable to the local province for sand, aggregate and water; the availability and cost of appropriate smelting and refining arrangements; and the need to obtain necessary environmental and other government permits, such permits being on reasonable terms, and the timing of those permits. The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as the Oyu Tolgoi Mine.

It is common in new mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up, which may cause delays in the commencement or expansion of mineral production. In particular, funding and development of the underground component of the Oyu Tolgoi Mine has been delayed until matters with the Government of Mongolia can be resolved and a new timetable agreed. Any of these delays could impact disclosed project economics. Accordingly, there is no assurance that the current or future development, construction or expansion activities will be successfully completed within cost estimates, on schedule or at all and, if completed, there is no assurance that such activities will result in profitable mining operations.

Changes in, or more aggressive enforcement of, laws and regulations could adversely impact the Corporation’s business.

Mining operations and exploration activities are subject to extensive laws and regulations. These relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, access to water, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response and other matters.

Compliance with these laws and regulations increases the costs of exploring, drilling, developing, constructing, operating and closing mines and other facilities. It is possible that the costs, delays and other effects associated with these laws and regulations may impact the Corporation’s decision as to whether to continue to operate in a particular jurisdiction or whether to proceed with exploration or development of properties. Since legal requirements change frequently, are subject to interpretation and may be enforced to varying degrees in practice, the Corporation is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, changes in governments, regulations and policies and practices could have an adverse impact on the Corporation’s future cash flows, earnings, results of operations and financial condition, which may have a material adverse impact on the Corporation and its share price.

The Corporation is exposed to risks of changing political stability and government regulation in the countries in which it carries out its activities.

The Corporation carries out its activities in countries which may be affected in varying degrees by political stability, government regulations relating to the mining industry and foreign investment therein, and by the policies of other nations in respect of these countries. Any changes in regulations or shifts in political conditions are beyond the control of the Corporation and may adversely affect its business. The Corporation’s activities may be affected to varying degrees by government regulations, including those with respect to restrictions on production, price controls, export controls, income and other taxes, expropriation of property, employment, land use, water use, environmental legislation and mine safety. The Corporation may be subject to disputes or issues with customs officials affecting the shipment of the Corporation’s products in jurisdictions in which it operates, and the ability of its customers to collect such products may arise and could have an adverse effect on the Corporation’s ability to collect and/or recognize revenue. The Corporation’s activities may also be affected to varying degrees by political and economic instability, economic, investment or other sanctions imposed by other nations, terrorism, military repression, crime, extreme fluctuations in currency exchange rates and high inflation.

In certain areas where the Corporation is active, the regulatory environment is in a state of continuing change, and new laws, regulations and requirements may be retroactive in their effect and implementation. The laws of certain of the countries in which the Corporation carries out its activities also have the potential to be applied in an inconsistent manner due to the substantial administrative discretion granted to the responsible government official. As such, even the Corporation’s best efforts to comply with the laws and regulations may not result in effective compliance in the determination of government bureaucrats, which may have a material adverse impact on the Corporation and its share price.

The disclosed resource and reserve estimates are estimates only and are subject to change based on a variety of factors, some of which are beyond the Corporation’s control. The Corporation’s actual production, revenues and capital expenditures may differ materially from these estimates.

The disclosed estimates of reserves and resources in this AIF, including the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized, are estimates and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques, and large scale continuity and character of the deposits will only be determined once significant additional drilling and sampling has been completed and analyzed. Actual mineralization or formations may be different from those predicted. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of metals or increases in the costs to recover metals from the Corporation’s mining projects may render mining of ore reserves uneconomical and affect the Corporation’s operations in a materially adverse manner. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period.

Prolonged declines in the market price of metals may render reserves containing relatively lower grades of mineralization uneconomic to exploit and could materially reduce the Corporation’s reserves and resources. Should such reductions occur, material write-downs of the Corporation’s investments in mining properties or the discontinuation of development or production might be required, and there could be cancellations of or material delays in the development of new projects, increased net losses and reduced cash flow. The estimates of mineral reserves and resources attributable to a specific property are based on internationally accepted engineering and evaluation principles. The estimated amount of contained metals in Proven mineral reserves and Probable mineral reserves does not necessarily represent an estimate of a fair market value of the evaluated properties.

The financial modeling for the Oyu Tolgoi Mine is based on projected future metal prices. The prices used reflected organizational consensus pricing views and opinions and are subjective in nature. It should be expected that actual prices will be different than the prices used for such modelling (either higher or lower), and the differences could be significant.

There are numerous uncertainties inherent in estimating quantities of mineral reserves and resources. The estimates referenced in this AIF are based on various assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Many of the projections and estimates are based on subjective views and assumptions. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates, which may have a material adverse impact on the Corporation and its share price.

A number of the uncertainties relate to the costs and availability of smelting services for the metals mined from the Oyu Tolgoi Mine, which require arrangements with third parties and involve the potential for fluctuating costs to transport the metals and fluctuating costs and availability of such services. These costs can be significantly impacted by a variety of industry-specific and also regional and global economic factors (including, among others, those which affect commodity prices). Many of these factors are beyond the Corporation’s control.

Mining projects are sensitive to the volatility of metal prices.

The long-term viability of the Oyu Tolgoi Mine depends in large part on the world market prices of copper, gold and silver. The market prices for these metals are volatile and are affected by numerous factors beyond the Corporation’s control. These factors include international economic and political trends, expectations of inflation, global and regional demand, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities, increased production due to improved mining and production methods and economic events, including the performance of Asia’s economies. Ongoing worldwide economic uncertainty could lead to prolonged recessions in many markets which may, in turn, result in reduced demand for commodities, including base and precious metals. In recent months, copper, gold and silver prices have declined significantly as a result of various macroeconomic factors and it is anticipated that there will be continued volatility in metal prices.

The aggregate effect of these factors on metal prices in the medium or long term is impossible to predict. Should prevailing metal prices be depressed or below variable production costs of the Corporation’s current and planned mining operations for an extended period, losses may be sustained and, under certain circumstances, there may be a curtailment or suspension of some or all of the Corporation’s mining, development and exploration activities. The Corporation would also have to assess the economic impact of any sustained lower metal prices on recoverability and, therefore, the cut-off grade and level of the Corporation’s reserves and resources. These factors could have an adverse impact on the Corporation’s future cash flows, earnings, results of operations, stated reserves and financial condition, which may have a material adverse impact on the Corporation and its share price.

The following table sets forth for the periods indicated: (i) the London Metals Exchange’s high, low and average settlement prices for copper in U.S. dollars per pound; (ii) the high, low and average London afternoon fixing prices for gold in U.S. dollars per ounce; and (iii) the high, low and average London afternoon fixing prices for silver in U.S. dollars per ounce.

Year	Copper			Gold			Silver
	High	Low	Average	High	Low	Average	High	Low	Average
2010	$4.42	$2.76	$3.42	$1,421	$1,058	$1,225	$30.70	$15.14	$20.19
2011	$4.62	$3.05	$4.00	$1,895	$1,319	$1,572	$48.70	$26.16	$35.12
2012	$3.93	$3.29	$3.61	$1,792	$1,540	$1,669	$37.23	$26.67	$31.15
2013	$3.77	$3.04	$3.34	$1,694	$1,192	$1,411	$32.23	$18.61	$23.79
2014	$3.37	$2.84	$3.10	$1,385	$1,142	$1,266	$22.05	$15.28	$19.08

Under Mongolia’s Resolution No. 175, the Government of Mongolia may seek contribution or reimbursement from Oyu Tolgoi LLC for compensation it provides to third parties adversely affected by Resolution No. 175.

In June 2011, the Government of Mongolia passed Resolution No. 175, the purpose of which is to authorize the designation of certain land areas for “special government needs” with certain defined areas in proximity to the Oyu Tolgoi Mine. These special government needs areas are to be used for infrastructure facilities for the development of the Oyu Tolgoi Mine, if required.

Most of the areas designated for special government needs are subject to existing mineral exploration and mining licences issued by the Government of Mongolia to third parties and, in certain cases, a mineral resource has been declared and registered with the applicable governmental authorities in respect of such licences. It is not clear at this time what areas of land covered by Resolution No.175 may be required for the purposes of infrastructure for the Oyu Tolgoi Project and, if required, what level of impact that may have, if any, on third parties holding mineral exploration and mining licenses over such areas. Oyu Tolgoi LLC has entered into certain consensual arrangements with some of the affected third parties; however, such arrangements have not been completed with all affected third parties. If Oyu Tolgoi LLC cannot enter into consensual arrangements with an affected third party and such third party’s rights to use and access the subject land area are ultimately adversely affected by application of Resolution No. 175, compensation to such third parties will be payable under Mongolian legislation as indicated by Resolution No. 175.

It is not clear at this time whether the Government of Mongolia will expect some of any compensation necessary to be paid to such third parties to be borne by Oyu Tolgoi LLC or if it will assume that obligation alone. It is also expected, but not yet formally confirmed by the Government of Mongolia, that any consensual arrangements effected with affected third parties by Oyu Tolgoi LLC may make the application of Resolution No. 175 unnecessary.

To the extent that consensual arrangements are not entered into with affected third parties or not recognized by the Government, and the Government of Mongolia seeks contribution or reimbursement from Oyu Tolgoi LLC for compensation it provides such third parties, the amount of such contribution or reimbursement is not presently quantifiable and may be significant.

The Corporation is subject to substantial environmental and other regulatory requirements and such regulations are becoming more stringent. Non-compliance with such regulations, either through current or future operations or a pre-existing condition, could materially adversely affect the Corporation.

All phases of the Corporation’s operations are subject to environmental regulations in the various jurisdictions in which it operates and has operated. For example, the Oyu Tolgoi Mine is subject to a requirement to meet environmental protection obligations. The Corporation must complete an Environmental Protection Plan for approval by the Government of Mongolia and complete a report prepared by an independent expert on environmental compliance every three years.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation’s operations. Environmental hazards may exist on the properties in which the Corporation holds interests which are presently unknown to the Corporation and which have been caused by previous or existing third party owners or operators of the properties. Government approvals and permits are also often required in connection with various aspects of the Corporation’s operations. To the extent such approvals are required and not obtained, the Corporation may be delayed or prevented from proceeding with planned exploration or development of its mineral properties, which may have a material adverse impact on the Corporation and its share price.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Corporation and cause increases in capital expenditures or production costs or reductions in levels of production at producing properties or require abandonment or delays in development of new mining properties, which may have a material adverse impact on the Corporation and its share price.

Previous mining operations may have caused environmental damage at former mining projects of the Corporation, and if the Corporation cannot prove that such damage was caused by other operators, its indemnities and exemptions from liability may not be effective.

The Corporation has received exemptions from liability from relevant governmental authorities for environmental damage caused by previous mining operations at former mining projects. There is a risk, however, that, if an environmental accident occurred at those sites, it may be difficult or impossible to assess the extent to which environmental damage was caused by the Corporation’s activities or the activities of other operators. In that event, the liability exemptions could be ineffective and possibly worthless, which may have a material adverse impact on the Corporation and its share price.

The Corporation’s ability to obtain dividends or other distributions from its subsidiaries may be subject to restrictions imposed by law, foreign currency exchange regulations and financing arrangements.

The Corporation conducts its operations through subsidiaries. Its ability to obtain dividends or other distributions from its subsidiaries may be subject to restrictions on dividends or repatriation of earnings under applicable local law, including any tax obligations, monetary transfer restrictions and foreign currency exchange regulations in the jurisdictions in which the subsidiaries operate or are incorporated. The ability of the Corporation’s subsidiaries to pay dividends or to make other distributions to the Corporation is also subject to their having sufficient funds to do so. If its subsidiaries are unable to pay dividends or to make other distributions, the Corporation’s growth may be inhibited unless it is able to obtain additional equity or debt financing on acceptable terms. In the event of a subsidiary’s liquidation, the Corporation may lose all or a portion of its investment in that subsidiary. The Corporation expects to be able to rely on the terms of the Investment Agreement to pay dividends out of Mongolia, subject to certain restrictions contained in the Investment Agreement, but will be unable to do so in respect of projects that are not covered by the terms of the Investment Agreement, which may have a material adverse impact on the Corporation and its share price.

The Corporation is subject to anti-corruption legislation.

The Corporation is subject to the United States’ Foreign Corrupt Practices Act and other similar legislation, such as, but not necessarily limited to, Canada’s Corruption of Foreign Public Officials Act (collectively, “Anti-Corruption Legislation”), which prohibits the Corporation or any officer, director, employee or agent of the Corporation or any shareholder of the Corporation acting on its behalf from giving, paying, offering to give or pay, or authorizing the giving or payment of any reward, advantage, benefit or anything of value to any foreign government or public official, government staff member, political party, or political candidate in an attempt to obtain or retain business, obtain an advantage in the course of business, or to otherwise induce or influence a person working in an official capacity. The Anti-Corruption Legislation also requires public companies to make and keep books and records that accurately and fairly reflect their transactions and to devise and maintain an adequate system of internal accounting controls. The Corporation’s international activities create the risk of unauthorized payments or offers of payments by its employees, consultants or agents, even though they may not always be subject to its control. The Corporation strictly prohibits these practices by its employees and agents. However, the Corporation’s existing safeguards and any future improvements may prove to be less than effective, and its employees, consultants or agents may engage in conduct for which the Corporation might be held responsible. Any failure by the Corporation to adopt appropriate compliance procedures and ensure that its employees and agents comply with the Anti-Corruption Legislation and applicable laws and regulations in foreign jurisdictions could result in substantial penalties or restrictions on its ability to conduct its business, which may have a material adverse impact on the Corporation and its share price.

SouthGobi is facing significant financial and liquidity challenges and may not be able to continue as a going concern. Failure by SouthGobi to successfully manage these challenges may have an impact on the Corporation’s valuation of its investment in SouthGobi, and the Corporation’s ability to complete proposed divestments.

The Corporation records its investment in SouthGobi at fair value, thereby placing reliance in its financial statements on quoted stock prices, as well as the expectation that divestment under existing sales and purchase agreements will be successfully executed.

Funds raised from the initial tranche of SouthGobi’s private placement on March 3, 2015 are expected to enable it to continue to operate as a going concern through March 31, 2015, and upon closing of the balance of the private placement, through April 30, 2015. On March 3, 2015, SouthGobi announced entry into a strategic partnership with Novel Sunrise, under which Novel Sunrise agrees to assist in implementation of a funding plan and support its business strategy. However, the funding plan remains indicative and SouthGobi’s ability to implement it successfully are dependent on a number of factors, and there can be no assurance that it will be able to do so, or that it will be able to do so in sufficient time to continue as a going concern. In such an event, SouthGobi is unlikely to have adequate liquidity to fund its operations and meet its obligations (including its debt payment obligations). SouthGobi may not be able to continue as a going concern and may be forced to seek relief under applicable legislation (or an involuntary petition for bankruptcy relief or similar creditor action may be filed or taken against it).

In addition, on February 25, 2015, the TSX confirmed that SouthGobi had been placed on remedial delisting review in connection with its reliance on the financial hardship exemption from approval by its shareholders of the private placement and advised SouthGobi that its financial and operating results may not warrant that its securities continue to be listed on the TSX. A meeting of the TSX Continued Listing Committee to consider this matter has been scheduled for May 19, 2015. SouthGobi has indicated that a delisting review is customary practice under TSX policies when a company relies on the financial hardship exemption, and that it believes it will meet the continued listing requirements of the TSX within the 90 day compliance period following full completion of the private placement. However no assurance can be provided as to the outcome of the review and SouthGobi also indicated that it may, as a result, become subject to delisting from the TSX.

In July 2014, the Corporation announced that it had entered into a share purchase agreement with NUR providing for the sale by the Corporation of 56,102,000 common shares of SouthGobi at a price of C$0.455 per common share and on February 24, 2015, the Corporation announced that it had entered into a share purchase agreement with Novel Sunrise providing for the sale to Novel Sunrise of its remaining stake in SouthGobi. If the sale transaction with NUR and the sale transaction with Novel Sunrise are both completed in accordance with their terms, the Corporation would no longer hold any interest in SouthGobi. These sale transactions remain subject to certain regulatory approvals and there can be no assurance that such transactions will close.

Turquoise Hill’s 47.9% interest in SouthGobi as at December 31, 2014 is recorded at fair value in the consolidated balance sheet. The fair value is based upon quoted stock prices and proposed transaction values which assume that SouthGobi will continue both to be: listed and freely tradable on a recognized exchange, with an observable quoted stock price; and established as an entity which is available for sale in its present condition.

Delisting and the inability of SouthGobi to continue as a going concern would, whether occurring separately or together, require the Corporation to reconsider its basis for recording SouthGobi at fair value in the financial statements; this could result in charges to the statement of operations for either all or a part of the value of the investment in SouthGobi. In addition, such events may, whether occurring separately or together, lead to a failure to complete one or both of the proposed divestment transactions.

There can be no assurance that the interests held by the Corporation in its exploration, development and mining properties are free from defects or that material contractual arrangements between the Corporation and entities owned or controlled by foreign governments will not be unilaterally altered or revoked.

The Corporation has investigated its rights to explore and exploit its various properties and, to the best of its knowledge, those rights are in good standing, but no assurance can be given that such rights will not be revoked, or significantly altered, to the detriment of the Corporation. There can also be no assurance that the Corporation’s rights will not be challenged or impugned by third parties. The Corporation has also applied for rights to explore, develop and mine various properties, but there is no certainty that such rights, or any additional rights applied for, will be granted on terms satisfactory to the Corporation or at all, which may have a material adverse impact on the Corporation and its share price.

The Corporation is currently engaged in an SEC comment letter process relating to revenue recognition accounting treatment regarding certain sales of coal by SouthGobi, which process could result in a requirement to file future supplements to or further restatements of the Corporation’s financial disclosure.

The Corporation has received comment letters from the staff (the “Staff”) of the SEC relating to the Annual Report on Form 40-F for the year ended December 31, 2012 filed with the SEC on March 25, 2013. The Staff’s comments addressed accounting and disclosure matters primarily related to revenue recognition accounting under U.S. GAAP in respect of certain sales of coal by the Corporation’s majority-owned subsidiary, SouthGobi. On November 14, 2013, the Corporation filed restated consolidated financial statements for the year ended December 31, 2012 as well as restated management’s discussion and analysis for such year, including comparative periods presented therein, and has concluded that such restatement appropriately addresses the timing of revenue recognition for these transactions. However, as of the date of this AIF, the Staff’s comments remain unresolved, and until these comments are resolved, the Corporation cannot predict whether the Staff will agree with the Corporation’s conclusion or whether it will require the Corporation to supplement its disclosures or further restate or make other changes to its historical consolidated financial statements, including with respect to the financial information contained in the Corporation’s previously filed annual and quarterly reports. If the Corporation is required to supplement its disclosures or further restate its previously reported financial statements in any way, it could have an impact on the portion of the Corporation’s results represented by SouthGobi’s operations in previous periods.

The Corporation does not expect to pay dividends for the foreseeable future.

The Corporation has not paid any dividends on its Common Shares to date and it does not intend to declare or pay dividends for the foreseeable future, as it anticipates that it will reinvest future earnings, if any, in the development and growth of the Oyu Tolgoi Mine and its business generally. Therefore, investors will not receive any funds unless they sell their Common Shares, and investors may be unable to sell their Common Shares on favourable terms or at all. The Corporation cannot give any assurance of a positive return on investment or that investors will not lose the entire amount of their investment in Common Shares. Prospective investors seeking or needing dividend income or liquidity should not purchase Common Shares.

There is no assurance that the Corporation will be capable of consistently producing positive cash flows.

Production from the open pit at the Oyu Tolgoi Mine continues to ramp-up, production targets for copper and gold in concentrates have been established and concentrate has been shipped to customers in China, which is expected to generate positive cash-flows in 2015. However, there is no assurance that the Corporation will be capable of producing positive cash flow on a consistent basis or for a sustained period of time or arranging a sufficient amount of capital, whether through project debt financing or otherwise, to fund the development of the underground mine, which may have a material adverse impact on the value of the Oyu Tolgoi Mine and, consequently, on the Corporation and its share price.

There is no guarantee that any exploration or development activity will result in additional commercial production.

Development of a mineral property is contingent upon obtaining satisfactory exploration results. Mineral exploration and development involves substantial expenses and a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to adequately mitigate. There is no assurance that additional commercial quantities of ore will be discovered on any of the Corporation’s exploration properties. There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production. The discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit, once discovered, is also dependent upon a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. In addition, assuming discovery of a commercial ore body, depending on the type of mining operation involved, several years can elapse from the initial phase of drilling until commercial operations are commenced. Most of the above factors are beyond the control of the Corporation.

The Corporation cannot insure against all of the risks associated with mining.

Exploration, development and production operations on mineral properties involve numerous risks and hazards, including rock bursts, slides, fires, earthquakes or other adverse environmental occurrences; industrial accidents; labour disputes; political and social instability; technical difficulties due to unusual or unexpected geological formations; failures of pit walls, shafts, head frames, underground workings; and flooding and periodic interruptions due to inclement or hazardous weather conditions.

These risks can result in, among other things, damage to, and destruction of, mineral properties or production facilities; personal injury (and even loss of life); environmental damage; delays in mining; monetary losses; and legal liability.

It is not always possible to obtain insurance (or to fully insure) against all such risks and the Corporation may decide not to insure against certain risks as a result of high premiums or other reasons. The occurrence of an event that is not fully covered or covered at all, by insurance, could have a material adverse effect on the Corporation’s financial condition, results of operations and cash flows and could lead to a decline in the value of the securities of the Corporation. The Corporation does not maintain insurance against political or environmental risks, which may have a material adverse impact on the Corporation and its share price.

The loss of, or a substantial decline in sales to, a top customer could have a material adverse effect on the Corporation’s revenues and profitability.

A reduction or delay in orders from leading customers, including reductions or delays due to market, economic or competitive conditions, could have a material adverse effect upon the Corporation’s results of operations. Customers that previously accounted for significant revenue may not necessarily generate similar levels of or any revenue in any future period. The failure to obtain new customers or repeat orders from existing customers may materially affect the Corporation’s operating results. The Corporation anticipates that its exposure to a group of key customers in any given fiscal year will continue for the foreseeable future. There is a risk that existing customers will elect not to do business with the Corporation in the future or will experience financial or other difficulties.

The Corporation faces risks associated with enforcement of its contractual rights.

Enforcement of existing and future laws and contracts in jurisdictions in which the Corporation carries out its activities is subject to uncertainty, and the implementation and interpretation of them may be inconsistent. The promulgation of new laws and changes to existing laws may adversely affect foreign companies, such as the Corporation, with activities in or contracts with counterparties in such jurisdictions. These uncertainties could limit the legal protections available to the Corporation. The Corporation’s inability to enforce its contractual rights could have a material adverse effect on its business and profitability. In addition, the Corporation is exposed to risks of political instability and government regulation in the countries in which it carries out its activities.

The Corporation’s prospects depend on its ability to attract and retain key personnel.

Recruiting and retaining qualified personnel is critical to the Corporation’s success. The number of persons skilled in the acquisition, exploration and development of mining properties is limited and competition for such persons is intense. The Corporation believes that it has been successful in recruiting the necessary personnel to meet its corporate objectives but, to the extent the Corporation’s business activity grows and it commences development of the underground component of the Oyu Tolgoi Mine, it will require additional key financial, operational, mining and management personnel, as well as additional staff on the operations side. The Corporation is also dependent on Rio Tinto for the secondment of skilled labour at the Oyu Tolgoi Mine, particularly in the construction and early development phases. Although the Corporation believes that it will be successful in attracting and retaining qualified personnel, including qualified secondees from Rio Tinto, there can be no assurance of such success.

In addition, pursuant to the terms of the Investment Agreement, the Corporation is obligated to hire a specific number of Mongolian nationals as the Oyu Tolgoi Mine continues in commercial production. Among other obligations, the Corporation must use its best endeavours to ensure that within five years of the Oyu Tolgoi Mine attaining commercial production, at least 50%, and within 10 years of the Oyu Tolgoi Mine attaining commercial production, at least 70% of the engineers employed at the Oyu Tolgoi Mine are Mongolian nationals (and failure to meet these levels will result in financial penalties).

Capital markets are volatile, and capital may not at all times be available on terms acceptable to the Corporation or at all.

Securities markets throughout the world are cyclical and, over time, tend to undergo high levels of price and volume volatility, and the market price of securities of many companies, particularly those in the resource sector, can experience wide fluctuations which are not necessarily related to the operating performance, underlying asset values or prospects of such companies. Increased levels of volatility and resulting market turmoil could adversely impact the Corporation and its share price. In addition, in the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. The Corporation cannot assure you that similar litigation will not occur in the future with respect to it. Such litigation could result in substantial costs and a diversion of management’s attention and resources, which could have a material adverse effect upon the Corporation’s business, operating results, and financial condition.

If the Corporation is required to access credit markets to carry out its development objectives, the state of domestic and international credit markets and other financial systems could affect the Corporation’s access to, and cost of, capital. If these credit markets were significantly disrupted, as they were in 2007 and 2008, such disruptions could make it more difficult for the Corporation to obtain, or increase its cost of obtaining, capital and financing for its operations. Such capital may not be available on terms acceptable to the Corporation or at all, which may have a material adverse impact on the Corporation and its share price.

The Corporation may be a passive foreign investment corporation (PFIC), which could have adverse U.S. federal income tax consequences to United States Holders of Common Shares.

Based on the scope of its past, current and projected operations, the Corporation does not believe that it was a PFIC for the 2014 tax year and does not expect to be a PFIC for the current year. However, the determination of the Corporation’s PFIC status for any year is very fact-specific, and is dependent on whether 75% or more of the Corporation’s yearly gross income is passive or whether 50% or more of the average value of the Corporation’s assets produce, or are held for the production of, passive income. This, in turn, is dependent on continued active operations, the value of the Corporation’s resources and reserves, legal and political risks, and other factors beyond the Corporation’s control. Accordingly, there can be no assurance in this regard. If the Corporation is classified as a PFIC, United States Holders of Common Shares could be subject to adverse U.S. federal income tax consequences, including increased tax liabilities and possible additional reporting requirements, which may have a material adverse impact on the Corporation and its share price. For the purposes hereof, “United States Holder” means any beneficial owner of a Common Share that is (i) an individual citizen or resident alien of the U.S. as determined for U.S. federal income tax purposes; (ii) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S. or any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; and (iv) a trust if (a) a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

The Corporation may from time to time hold substantial funds in cash and cash equivalents and there is a risk that financial market turmoil or other extraordinary events could prevent the Corporation from obtaining timely access to such funds or result in the loss of such funds.

The Corporation may from time to time hold substantial funds in cash and cash equivalents, including treasury bills, money market funds and bank deposits. Management has adopted a conservative investment philosophy with respect to such funds, as the Corporation may require that these funds be used on short notice to support its business objectives. Nevertheless, there is a risk that an extraordinary event in financial markets generally or with respect to an obligor under an investment individually will occur that prevents the Corporation from accessing its cash and cash equivalent investments. Such an event could, in the case of delayed liquidity, have a negative impact on the implementation of time sensitive business objectives that require access to such funds or such an event could, in extreme circumstances, result in the loss of some or all of such funds. The Corporation has also made arrangements to deposit funds generated from its operations to bank accounts held by RTC, an affiliate of RTIH, for fixed terms.

The Corporation’s business could be materially and adversely affected by litigation proceedings.

The Corporation is subject to litigation risks. All industries, including the mining industry, are subject to legal claims, with and without merit. The Corporation may be required to defend against any such claims that are asserted against it, or may deem it necessary or advisable to initiate legal proceedings to protect its rights. The expense and distraction of any claims or proceedings, even with respect to claims that have no merit and whether or not resolved in the Corporation’s favour, could materially and adversely affect its business, operating results, and financial condition. Further, if a claim or proceeding were resolved against the Corporation or if it were to settle any such dispute, the Corporation may be required to pay damages and costs or refrain from certain activities, any of which could have a material adverse impact on the Corporation’s business, operating results, and financial condition. The Corporation at one time conducted exploration and mining operations in a number of jurisdictions and, as a result of such activities and operations, it may be subject to governmental or regulatory investigations and claims even in those jurisdictions in which it is not currently active.

Certain directors of the Corporation are directors or officers of, or have shareholdings or other interests in, other mineral resource companies and there is the potential that such directors will encounter conflicts of interest with the Corporation.

Certain of the directors of the Corporation are directors, officers or employees of, or have shareholdings or other interests in, other mineral resource companies and, to the extent that such other companies may participate in ventures in which the Corporation may participate, the directors of the Corporation may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In all cases where directors and officers have an interest in another resource company, such directors and officers may have conflicts of interest, such as where such other companies may also compete with the Corporation for the acquisition of mineral property rights.

In the event that any such conflict of interest arises, a director who has such a conflict is required to disclose the conflict to a meeting of the directors of the Corporation and will generally abstain from voting for or against the approval of such participation or such terms. In appropriate cases, the Corporation will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. In accordance with the YBCA, the directors of the Corporation are required to act honestly, in good faith and in the best interests of the Corporation. In determining whether or not the Corporation will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Corporation, the degree of risk to which the Corporation may be exposed and its financial position at that time.

DESCRIPTION OF THE BUSINESS

Overview

The Oyu Tolgoi Mine has been identified as a mineral project on a property that is material to Turquoise Hill.

Qualified Persons

Disclosure of a scientific or technical nature in this AIF in respect of the Oyu Tolgoi Mine was prepared under the supervision of Kendall Cole-Rae, B.Sc (Geology), an employee of RTIH, a registered member of the Society for Mining, Metallurgy and Exploration (SME #4138633), and a “qualified person” as that term is defined in NI 43-101.

The 2014 Oyu Tolgoi Technical Report is the current Technical Report for the Oyu Tolgoi Mine and related projects. Disclosure of a scientific or technical nature in this AIF in respect of the 2014 Oyu Tolgoi Technical Report was prepared by the following qualified persons: Bernard Peters, B. Eng. (Mining), FAusIMM of OreWin Pty Ltd. (“OreWin”), who was responsible for the overall preparation of the report and the mineral reserves estimate of the report, as well as the preparation of the geotechnical sections and the sections related to and including processing, and Sharron Sylvester, B.Sc Geology, MAIG (RPGeo), of OreWin, who was responsible for preparation of the mineral resources estimate of the report, both of whom are “qualified persons” for the purposes of NI 43-101.

Oyu Tolgoi Mine

The information in this section is based on the 2014 Oyu Tolgoi Technical Report, in accordance with the requirements of NI 43-101. The following is a summary only and all references to the 2014 Oyu Tolgoi Technical Report are qualified in their entirety with reference to the 2014 Oyu Tolgoi Technical Report, a copy of which was filed with the Canadian Securities Authorities on October 28, 2014 and is available on SEDAR at www.sedar.com.

Summary of Project Development

The Oyu Tolgoi copper and gold project (“Oyu Tolgoi”) is located in the Southern Gobi region of Mongolia and is being developed by Oyu Tolgoi LLC. Oyu Tolgoi consists of a series of deposits containing copper, gold, silver, and molybdenum. The deposits lie in a structural corridor where mineralization has been discovered over a 26 km strike length. The Oyu Tolgoi deposits stretch over 12 km, from the Hugo North deposit in the north through the adjacent Hugo South, down to the Southern Oyu Tolgoi (“SOT”) deposit and extending to the Heruga deposit in the south as shown in the illustration below.

Oyu Tolgoi Projected Long Section

The series of deposits contain an estimated Measured and Indicated Mineral Resource of 46.8 billion pounds of contained copper and 25.3 million ounces of contained gold and an estimated Inferred Mineral Resource of 51.5 billion pounds of contained copper and 36.0 million ounces of contained gold. The Oyu Tolgoi trend is still open to the north and south and the deposits have not been closed off at depth.

Oyu Tolgoi LLC is 66% owned by the Corporation and 34% owned by Erdenes. Rio Tinto owns 50.8% of the Corporation and Erdenes is owned by the Government of Mongolia. RTIH is also the appointed manager of Oyu Tolgoi.

Over time, there is expected to be multiple investment decisions made for Oyu Tolgoi and an evaluation of each development option, as and when it is required, ensuring that the commitments it makes represent the optimum use of capital to develop Oyu Tolgoi.

The initial investment decision was made in 2010 to construct the SOT Open Pit mine, a nominal 100 ktpd concentrator and supporting infrastructure. These facilities are complete and the operation has commenced commercial production. Processing operations have been in production since December 2012, commercial production was achieved in September 2013, and first concentrate exported in October 2013.

Part of the initial investment decision included continued investment into the development of the Hugo North underground mine in parallel with mining the open pit. Lift 1 of Hugo North is the most significant value driver for the project and plans for its further development are now at a feasibility stage. The current investment decision for Oyu Tolgoi LLC is the continued development of the underground mine in parallel with initial open pit operations. To support the continued underground development program, Oyu Tolgoi LLC in conjunction with RTIH and the Corporation, has been advancing Oyu Tolgoi Project Financing with a group of international banks.

In August 2013, development of the underground mine was delayed to allow matters with the Government of Mongolia to be resolved. Further development of the underground mine is expected to commence once the following conditions are met: (1) successful resolution of the mine’s shareholder matters, including the tax situation; (2) agreement of a comprehensive funding plan including Oyu Tolgoi Project Financing; (3) approval of the underground feasibility study by the Oyu Tolgoi LLC shareholders and acceptance by the Mongolian Minerals Council; and (4) obtaining all necessary permits for the Oyu Tolgoi Mine’s operations and development. Oyu Tolgoi Project Financing is subject to the unanimous approval of the Oyu Tolgoi LLC board of directors, which includes representatives from the Government of Mongolia.

This delay has in turn postponed the timing of decisions relating to any expansions of the operations. The 2014 Oyu Tolgoi Technical Report production estimates contemplated early works beginning late in the third quarter of 2014 but this has yet to occur.

The project scope for the 2014 Oyu Tolgoi Technical Report and evaluation of Mineral Reserves matches that of the Oyu Tolgoi Project Financing. A summary of the production and financial results for the 2014 Reserve Case are shown in the table below.

Description	Units	2014 Reserve Case Mineral Reserves
Total Processed	bt	1.5
Cu Grade	%	0.85
Au Grade	g/t	0.32
Ag Grade	g/t	1.94
Copper Recoverable	Billion lb	24.9
Gold Recoverable	Moz	11.9
Silver Recoverable	Moz	78.0
Life	Years	41
Expansion Capital	US$B	4.9
NPV8% After Tax	US$B	7.43
IRR After Tax	%	29%
Payback Period	Years	9

Notes:

1.	NPV8% is Net Present Value (“NPV”) at a discount rate of 8.0%.
2.	IRR is Internal Rate of Return.
3.

Metal prices used for calculating the financial analysis were as follows: long-term copper at $3.08/lb; gold at $1,304/oz; and silver at $21.46/oz. The analysis has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

4.

For mine planning the metal prices used to calculate block model NSR were copper at $3.01/lb; gold at $1,250/oz; and silver at $20.37/oz. For the open pit processing and general administration, the following operating costs have been used to determine cut-off grades: Southwest at $8.37/t, Central Chalcocite, Central Covellite, and Central Chalcopyrite at $7.25/t and the underground costs were based on $15.34/t.

5.

For the underground block cave, all Mineral Resources within the shell have been converted to Mineral Reserves. This includes low grade Indicated Mineral Resources. It also includes Inferred Mineral Resources, which have been assigned a zero grade and treated as dilution. The SOT Open Pit Mineral Reserves were Mineral Reserves in the pit at January 1, 2014. It does not include stockpiles.

6.

For SOT only Measured Mineral Resources were used to report Proven Mineral Reserves and only Indicated Mineral Resources were used to report Probable Mineral Reserves. For Hugo North Measured and Indicated Mineral Resources were used to report Probable Mineral Reserves.

7.	The Mineral Reserves reported above are not additive to the Mineral Resources.
8.

Economic analysis has been calculated from the start of 2015 and exclude 2014. Costs shown are real costs not nominal costs. Expansion capital includes only direct project costs and does not include non-cash shareholder interest, management payments, tax pre-payments, forex adjustments, or exploration phase expenditure.

The 2014 Oyu Tolgoi Technical Report updated the project status since the 2013 Oyu Tolgoi Technical Report dated as of March 25, 2013 (“2013 Oyu Tolgoi Technical Report”). The key differences are as follows:

•

An updated Mineral Resource model and estimate for the Hugo North deposit. The updated Mineral Resource estimate is similar to and confirms the previous estimates contained in the 2013 Oyu Tolgoi Technical Report. Mineral resource models for the other Oyu Tolgoi deposits remained unchanged.

•

Updated Mineral Reserves estimates are broadly in line with previous estimates. The open pit allows for depletion in 2013 but does not include depletion from 2014. Modified underground dilution and mining loss assumptions result in lower grades and mining recovery.

•

Underground ore handling is now planned to be conveyed to surface via decline, which opens Oyu Tolgoi to additional production flexibility and future optionality. The new mine plan will make use of the existing shafts and the planned shafts.

•

The reduced Project NPV is the result of delays and a reduction due to more cautious cave performance assumptions, which also led to a reduction in recovered metal and a slowing of ramp-up of the cave.

•	Underground block cave mine production remained at 95 ktpd.

•	The plant rate remained the nominal 100 ktpd.

•

The 2014 Oyu Tolgoi Technical Report expansion capital of US$4.9 billion for the underground project, which was in line with the US$5.1 billion estimate contained in the 2013 Oyu Tolgoi Technical Report (excludes US$0.5 billion of capital spent in 2013 and 2014).

Oyu Tolgoi has a large Mineral Resource providing management with flexibility in studying alternative paths for mine development to match future economic conditions. Ongoing planning work using Inferred mineral resources has identified the potential for further expansions.

The 2014 Oyu Tolgoi Technical Report uses updated Mineral Resources for the Hugo North deposit and the Mineral Resources for SOT, Hugo South and Heruga remain the same as previously published. The overall strategy for the development of Oyu Tolgoi remains the same as it has been in previous studies.

The 2014 Oyu Tolgoi Technical Report includes Mineral Resources from the Oyu Tolgoi project (wholly owned by Oyu Tolgoi LLC) and Entrée Joint Venture licence areas. The Shivee Tolgoi Licence and the Javkhlant Licence are held by Entrée Gold. The Shivee Tolgoi Licence and the Javkhlant Licence are planned to be operated by Oyu Tolgoi LLC. Oyu Tolgoi LLC will receive 80% of cash flows after capital and operating costs for material originating below 560 m, and 70% above this depth.

Four deposits have been identified in the Mineral Resources at Oyu Tolgoi; they are Hugo North, SOT, Hugo South, and Heruga. Hugo South and Hugo North comprise the Hugo Dummett deposit. Heruga is a separate deposit south of the SOT deposit. The mine planning work to date suggests the following relative ranking for overall return from each deposit, from highest value to lowest:

•	Hugo North

•	SOT

-	Southwest Zone

-	Central Zone

•	Hugo South

•	Heruga

Currently and in the initial years the predominant source of ore is the SOT Open Pit. In parallel to this surface works, underground infrastructure, and mine development is ongoing for the Hugo North underground block cave. Stockpiling allows the higher grade ore from Hugo North to gradually displace the open pit ore as the underground production ramps-up to reach 95 ktpd.

Ore is processed through the existing concentrator using conventional crushing, grinding, and flotation circuits. The concentrate produced is trucked to smelters and traders in China.

The Oyu Tolgoi Mine has extensive infrastructure, which has been constructed in addition to the concentrating facilities. The major initial infrastructure elements include:

•	Water Borefields;

•	Water Treatment;

•	Housing;

•	Airport;

•	Supporting Facilities, and

•	Power Transmission Lines, Sub-Station.

Development of the entire resource is the objective of all stakeholders and over the life of Oyu Tolgoi, Oyu Tolgoi LLC will continue to progress its understanding of these resources and ultimately make decisions on development of the entire resource.

Oyu Tolgoi’s large resource base represents outstanding opportunities for production expansion. The figure below shows an example of the decision tree for the possible development options at Oyu Tolgoi. This has been updated to include options that take advantage of productivity improvements in plant throughput that have begun to be recognized in the process plant. The decision tree shows options assuming that continuous improvements in plant productivity are achieved over the next five years.

Then there would be key decision points for plant expansion and the development of new mines at Hugo North Lift 2, Hugo South, and eventually Heruga. This provides an opportunity as Oyu Tolgoi LLC will have the benefit of incorporating actual performance of the operating mine into the study before the next investment decisions are required. Oyu Tolgoi LLC plans to continue to evaluate alternative production cases in order to define the relative ranking and timing requirements for overall development options.

Oyu Tolgoi Mine Development Options

Project Description and Location

The majority of the identified mineralization at Oyu Tolgoi occurs within the Oyu Tolgoi Licence at the Hugo Dummett and SOT deposits. Oyu Tolgoi LLC holds its rights to the Oyu Tolgoi through mining licence 6709A (“Oyu Tolgoi Licence”), comprising approximately 8,496 ha of property. The Government of Mongolia granted the Oyu Tolgoi Licence to IMMI (now Oyu Tolgoi LLC) in 2003 along with mining licences for three properties identified as mining licences 6708A, 6710A, and 6711A. Subsequently, licence 6711A has been relinquished.

The Oyu Tolgoi Licence includes the right to explore, develop mining infrastructure and facilities, and conduct mining operations on Oyu Tolgoi. In 2006, the Mongolian Parliament passed new mining legislation and changed the term of mining licences to a 30-year term with two 20-year extensions. The first figure below shows the location of Oyu Tolgoi regionally relative to the Mongolian-Chinese border and the second figure below shows the deposits and licence boundaries.

Project Location

Oyu Tolgoi and Surrounding Licences

Oyu Tolgoi LLC has an economic interest in ML 15225A (Javkhlant) and 15226A (Shivee Tolgoi) pursuant to an Equity Participation and Earn-in Agreement with Entrée Gold (as amended in 2005). This agreement contemplates the establishment of a joint venture between the parties that provides for Oyu Tolgoi LLC to hold legal title in ML 15225A and 15226A, subject to the terms of the agreement, and to Oyu Tolgoi LLC meeting prescribed earn-in expenditures. While a joint venture has not been formed, the earn-in requirements have been met, and Oyu Tolgoi LLC’s participating interest in the joint venture (including the licences) will be:

•	in respect of the proceeds from mining from the surface to 560 m below the surface, 70%; and

•	in respect of the proceeds from mining from depths beneath 560 m, 80%.

The vast majority of the identified mineralization for the project occurs at the Hugo Dummett and SOT deposits within Oyu Tolgoi Licence. The northernmost extension of the Hugo Dummett deposit (Hugo North) crosses onto the Shivee Tolgoi Property. The Heruga deposit lies, almost entirely within the Javkhlant Property, with only the northern extreme passing into ML 6709A. There are numerous exploration targets across ML 6708A, 6709A, 6710A, 15225A, and 15226A.

The Oyu Tolgoi Licence property was surveyed by an independent consultant in 2002 and by a qualified Mongolian Land Surveyor in 2004 to establish the legal boundaries of the Oyu Tolgoi Licence concession.

Environmental and Social Impact Assessment

Oyu Tolgoi LLC has completed a comprehensive ESIA for Oyu Tolgoi. The ESIA undertaken as part of the project finance process was publically disclosed in August 2012. The culmination of nearly 10 years of independent work and research carried out by both international and Mongolian experts, the ESIA identifies and assesses the potential environmental and social impacts of the project, including cumulative impacts, focusing on key areas such as biodiversity, water resources, cultural heritage, and resettlement.

The ESIA also sets out measures through all project phases in an effort to avoid, minimize, mitigate, and manage potential adverse impacts to acceptable levels established by Mongolian regulatory requirements and good international industry practice, as defined by the requirements of the Equator Principles, and the standards and policies of the International Finance Corporation (“IFC”), European Bank for Reconstruction and Development (“EBRD”), and other financing institutions.

Corporate commitment to sound environmental and social planning for the project is based on two important policies: the Corporation’s Statement of Values and Responsibilities, which declares its support for human rights, social justice, and sound environmental management, including the United Nations Universal Declaration of Human Rights (1948); and The Way We Work 2009, RTIH’s Global Code of Business Conduct that defines the way RTIH manages the economic, social, and environmental challenges of its global operations, and which has been adopted by the Corporation.

Oyu Tolgoi LLC has implemented and audited an environmental management system (“EMS”) that conforms to the requirements of ISO 14001:2004. The EMS for operations consists of detailed plans to control the environmental and social management aspects of all project activities following the commencement of commercial production in 2013. The Oyu Tolgoi ESIA builds upon an extensive body of studies and reports, and Detailed Environmental Impact Assessments (“DEIAs”) that have been prepared for project design and development purposes, and for Mongolian approvals under the following laws:

•	The Environmental Protection Law (1995);

•	The Law on Environmental Impact Assessment (1998, as amended in 2001); and

•	The Minerals Law (2006).

These initial studies, reports, and DEIAs were prepared over a six-year period between 2002 and 2008, primarily by the Mongolian company Eco-Trade LLC, with input from Aquaterra on water issues.

The original DEIAs provided baseline information for both social and environmental issues. These DEIAs covered impact assessments for different project areas, and were prepared as separate components to facilitate technical review as requested by the Government of Mongolia.

The original DEIAs were in accordance with Mongolian standards and while they incorporated World Bank and IFC guidelines, they were not intended to comprehensively address overarching IFC policies such as the IFC Policy on Social and Environmental Sustainability, or the EBRD Environmental and Social Policy.

Following submission and approval of the initial DEIAs, the Government of Mongolia requested that Oyu Tolgoi LLC prepare an updated, comprehensive ESIA whereby the discussion of impacts and mitigation measures was project-wide and based on the latest project design. The ESIA was also to address social issues, meet Government of Mongolia (legal) requirements, and comply with current IFC good practice.

For the ESIA, the baseline information from the original DEIAs was updated with recent monitoring and survey data. In addition, a social analysis was completed through the commissioning of a Socio-Economic Baseline Study and the preparation of a Social Impact Assessment (SIA) for the project.

The requested ESIA, completed in 2012, combines the DEIAs, the project SIA, and other studies and activities that have been prepared and undertaken by and for Oyu Tolgoi LLC.

Government and Community Relations

In August 2013, development of the underground mine was delayed to allow matters with the Government of Mongolia to be resolved. Further development of the underground mine is expected to commence once the following conditions are met: (1) successful resolution of the mine’s shareholder matters, including the tax situation; (2) agreement of a comprehensive funding plan including Oyu Tolgoi Project Financing; (3) approval of the underground feasibility study by the Oyu Tolgoi LLC shareholders and acceptance by the Mongolian Minerals Council; and (4) obtaining all necessary permits for the Oyu Tolgoi Mine’s operations and development.

Resolution No. 175

In June 2011, the Government of Mongolia passed Resolution No. 175, the purpose of which is to authorize the designation of certain land areas for “special government needs” with certain defined areas in proximity to the Oyu Tolgoi Mine. These special government needs areas are to be used for infrastructure facilities for the development of the Oyu Tolgoi Mine, if required.

Most of the areas designated for special government needs are subject to existing mineral exploration and mining licences issued by the Government of Mongolia to third parties and, in certain cases, a mineral resource has been declared and registered with the applicable governmental authorities in respect of such licences. It is not clear at this time what areas of land covered by Resolution No.175 may be required for the purposes of infrastructure for the Oyu Tolgoi Project and, if required, what level of impact that may have, if any, on third parties holding mineral exploration and mining licenses over such areas. Oyu Tolgoi LLC has entered into certain consensual arrangements with some of the affected third parties; however, such arrangements have not been completed with all affected third parties. If Oyu Tolgoi LLC cannot enter into consensual arrangements with an affected third party and such third party’s rights to use and access the subject land area are ultimately adversely affected by application of Resolution No. 175, compensation to such third parties will be payable under Mongolian legislation as indicated by Resolution No. 175.

It is not clear at this time whether the Government of Mongolia will expect some of any compensation necessary to be paid to such third parties to be borne by Oyu Tolgoi LLC or if it will assume that obligation alone. It is also expected, but not yet formally confirmed by the Government of Mongolia, that any consensual arrangements effected with affected third parties by Oyu Tolgoi LLC may make the application of Resolution No. 175 unnecessary.

To the extent that consensual arrangements are not entered into with affected third parties or not recognized by the Government, and the Government of Mongolia seeks contribution or reimbursement from Oyu Tolgoi LLC for compensation it provides such third parties, the amount of such contribution or reimbursement is not presently quantifiable and may be significant.

Accessibility, Climate, Local Resources and Physiography

The Oyu Tolgoi Mine is located in the South Gobi region of Mongolia, approximately 550km south of the capital city, Ulaanbaatar. The most prominent nearby community is Dalanzadgad, with a population of approximately 25,000, which is located approximately 220km northwest of the Oyu Tolgoi Mine. Facilities at Dalanzadgad include a regional hospital, tertiary technical colleges, domestic airport and a six megawatt capacity coal-fired power station. The closest community to the Oyu Tolgoi Mine is Khanbogd, the centre of the Khanbogd Soum. Khanbogd has a population of approximately 4,700 and is located 35km to the east of the Oyu Tolgoi Mine.

Road access to the Oyu Tolgoi Mine follows a sealed road for part and a well-defined track directly south from Ulaanbaatar requiring approximately 12 hours travel time in a four wheel drive vehicle. Mongolian rail service and a large electric power line lie 350km east of the Oyu Tolgoi Mine at the main rail line between Ulaanbaatar and China. The China-Mongolia border is located approximately 80km south of the Oyu Tolgoi Mine. Oyu Tolgoi LLC is constructing a road from the Oyu Tolgoi Mine to the border. Oyu Tolgoi LLC constructed a 220kV transmission line connecting to the Chinese (Inner Mongolian) grid. This line has the capacity to supply all of the Oyu Tolgoi Mine’s power needs. The Chinese Government has a highway to the Mongolian border, which is a direct link between the border south of the Oyu Tolgoi Mine to the trans-China railway system. Oyu Tolgoi LLC has constructed a concrete airstrip and the Oyu Tolgoi Mine is serviced by flights to and from Ulaanbaatar.

The South Gobi region has a continental, semi-desert climate with cool springs and autumns, hot summers, and cold winters. The average annual precipitation is approximately 80mm, 90% of which falls in the form of rain with the remainder as snow. Temperatures range from an extreme maximum of about 36° Celsius to an extreme minimum below -31° Celsius. The area occasionally receives very high winds accompanied by sand storms that often severely reduce visibility for several hours at a time. Oyu Tolgoi LLC conducts mining operations year-round.

The property comprising the Oyu Tolgoi Mine ranges in elevation from 1,140m to 1,215m above sea level. The local region is covered by sparse semi-desert vegetation and is used by nomadic herders who tend camels, goats and sheep. The topography largely consists of gravel-covered plains, with low hills along the northern and western borders. Scattered, small rock outcrops and colluvial talus are widespread within the northern, western and southern parts of the property. The topography is amenable to the construction of infrastructure for mining operations. Seismicity studies related to the property have been conducted and Oyu Tolgoi LLC has determined that the seismicity of the area comprising the Oyu Tolgoi Mine is generally low.

Applicable Mongolian laws relating to mining and land use govern Oyu Tolgoi LLC’s surface rights on the Oyu Tolgoi Mine, while the Oyu Tolgoi Mine’s use and treatment of water is governed by applicable water and mining laws. These laws permit licence holders to use the land and water in connection with exploration and mining operations, subject to the discretionary authority of Mongolian national, provincial and regional governmental authorities.

History

Project Exploration History

Oyu Tolgoi Licence

The existence of copper in the Oyu Tolgoi area has been recognized since the Bronze Age, but contemporary exploration for Mineral Resources did not begin until the 1980s, when a joint Mongolian and Russian geochemical survey team identified a molybdenum anomaly over the Central zone. Evidence of alteration and copper mineralization at the South zone was first noted by geologist Garamjav in 1983, during a regional reconnaissance of the area. In September 1996, Garamjav guided geologists from Magma Copper Company (“Magma”) to the area. These geologists identified a porphyry-copper leached cap over Central zone and quickly moved to secure exploration tenements. Magma was subsequently acquired by BHP (“BHP”), later BHP-Billiton. The target at Oyu Tolgoi was a large supergene-enriched porphyry.

Geophysical surveying at Oyu Tolgoi was first initiated by BHP in 1997. An airborne magnetometer survey was flown at a height of approximately 100 m on 300 m spaced, east-west oriented lines over approximately 1,120 km2 of BHP’s mineral concession. The survey provided good resolution of the magnetic features to facilitate geological and structural interpretation across the concession areas. BHP also undertook an induced polarisation (“IP”) survey using a single gradient array with a 2,000 m AB electrode spacing and a ground magnetometer survey. The first survey was conducted on north-south oriented lines and produced data that were difficult to reconcile to the then-known geology. A later survey by the Corporation in 2001 was conducted on east-west oriented lines and therefore perpendicular to the structural trend. This immediately showed the close correlation between mineralization and chargeable response, which has proven to be highly successful in further exploration. Both IP datasets were surveyed by a local Mongolian surveying team at 250 m line spacing. The surveys covered the Southern, Southwest, Central, and North exploration targets but did not extend into the Far North region that ultimately became the Hugo Dummett deposit.

BHP carried out geological, geochemical (stream sediment and soil), and geophysical surveys and diamond drilling programs (23 drillholes total) in the Central and South zones in 1997 and 1998. Copper and gold values were encountered at depths from 20–70 m below surface, and a supergene-enriched, chalcocite blanket was encountered in one drillhole (OT-3). Based on the results of this drilling, BHP performed a Mineral Resources estimate in 1998, but the resulting tonnage and grade estimate was considered too small to meet BHP corporate objectives, and BHP elected to offer the property for joint venture. The Corporation visited Oyu Tolgoi in May 1999 and agreed to acquire 100% interest in the property, subject to a 2.0% net smelter return royalty. In 2000, the Corporation completed 8,000 m of reverse circulation (RC) drilling, mainly at the Central zone, to explore the chalcocite blanket discovered earlier by BHP. Based on this drilling, the Corporation updated the Mineral Resources estimates.

In 2001, the Corporation continued RC drilling, mostly in the South zone area, to test for additional supergene copper mineralization, and then drilled three core holes to test the deep hypogene copper–gold potential. One of these holes, OTRCD150, drilled over Southwest zone, intersected 508 m of chalcopyrite mineralization from a depth of 70 m, grading 0.81% Cu and 1.17 g/t Au. This marked the discovery of the SOT deposit.

These results encouraged the Corporation to mount a major follow-up drill program. In late 2002, drilling in the far northern section of the property intersected 638 m of bornite–chalcopyrite-rich mineralization in drillhole OTD270, starting at a depth of 222 m. This hole marked the discovery of the Hugo Dummett deposit. A first-time Mineral Resources estimate for the deposit was prepared in 2004, and the Mineral Resources were updated in 2005 and again in 2007.

In 2004, a scoping study was prepared to evaluate the economics of mining the SOT deposit by open pit methods. In 2005, the first integrated development plan (IDP05) for the Project was prepared, which envisaged the SOT deposit being mined as an open pit and the Hugo North deposit being developed as an underground block cave mine.

The Corporation initiated a 6.7 m diameter exploration shaft (Shaft 1) into the Hugo North deposit. The Shaft 1 headframe, hoisting plant, and associated infrastructure were completed in January 2006. The shaft had been sunk to a depth of 1,385 m by January 2008. Shaft 1 is designed to provide access to the Hugo North and Hugo South deposits. Development from the shaft has enabled additional delineation drilling and rock characterization for proposed mining operations. Lateral development is currently in progress.

In 2010, the integrated development plan (IDP) was updated as a development and operating plan (IDOP) within the framework of the Investment Agreement. The 2010 integrated development plan (IDP10) assumed that the mining operation would still comprise open pit mining of the SOT deposit and block caving of an initial part of the Hugo North deposit.

The feasibility study includes the initial Hugo North Lift 1 and several phases of the open pit mine. Further potential development of Hugo North (both a second lift and panel extensions) and Hugo South continue to be studied.

During 2011 and 2012, a detailed integrated development and operating plan (DIDOP) was started as an update of IDOP and IDP10. DIDOP was not completed but was further developed to become OTFS14 which was disclosed as the Oyu Tolgoi Technical Report 2014.

Joint Venture Licences

The Corporation initiated exploration work on the Shivee Tolgoi and Javkhlant licences in November 2004, following the signing of an earn-in agreement with Entrée Gold.

Before that time, Entrée had undertaken soil geochemical surveys, ground magnetics, Bouguer gravity and pole-dipole geophysical surveying, and geological mapping, but had failed to locate any mineralization of significance.

Starting at the northern boundary of the Oyu Tolgoi Mining Licence, an IP survey was run on 100 m spaced lines oriented east-west to trace the northern projection of the Hugo North deposit. This initial IP survey used gradient array with 11,000 m AB electrode spacing and covered an area extending 5.6 km north of the boundary and 10 km in width. Subsequent IP surveys covering smaller areas within the larger area were carried out with gradient arrays.

The IP surveys resulted in the delineation of a significant chargeability feature being traced for approximately 4.0 km north along strike of the Hugo North deposit. Additional IP chargeability targets were also revealed 2.5–3.0 km west of the Hugo North trend and are referred to as the Eagle anomalies.

The Corporation commenced drilling northward from the northern boundary of the Oyu Tolgoi Mining Licence in 2005. A first-time resource estimate for the Hugo North Extension deposit was completed in 2006. Underground mining plans for Hugo North Extension Reserve and Life of Mine Sensitivity case were included in technical reports after 2010.

In 2005 and 2006, Ivanhoe Mines (Mongolia) Inc. (now Oyu Tolgoi LLC) conducted IP surveying on 100 m spaced, east-west lines across Entrée Gold’s Javkhlant licence to the south of the SOT Mineral Resource area. This resulted in the discovery of three significant chargeability IP anomalies subsequently named the Sparrow South, Castle Rock, and Southwest Magnetic anomalies. Core drilling was initiated to test these IP anomalies in early 2007. A series of successful drillholes in the area supported a first-time Mineral Resources estimate over what is now known as the Heruga deposit (formerly the Sparrow South anomaly) in 2008.

Geology and Mineralization

The Oyu Tolgoi porphyry deposits are hosted within the Gurvansaikhan Terrane, part of the Central Asian Orogenic Belt, rocks of which now comprise the South Gobi region of Mongolia.

Development of the Central Asian Orogenic Belt consisted of Palaeozoic age accretionary episodes that assembled a number of island and continental margin magmatic arcs, rifted basins, accretionary wedges, and continental margins; arc development ceased by about the Permian. During the Late Jurassic to Cretaceous, north-south extension occurred, accompanied by the intrusion of granitoid bodies, unroofing of metamorphic core complexes, and formation of extensional and transpressional sedimentary basins. North-east–south-west shortening is superimposed on the earlier units and is associated with major strike-slip faulting and folding within the Mesozoic sedimentary basins.

The Gurvansaikhan Terrane is interpreted to be a juvenile island arc assemblage that consists of highly deformed accretionary complexes and volcanic arc assemblages dominated by imbricate thrust sheets, dismembered blocks, mélanges, and high-strain zones. Lithologies identified to date in the

Gurvansaikhan Terrane include Silurian to Carboniferous terrigenous sediments, volcanic-rich sediments, carbonates, and intermediate to felsic volcanic rocks. Sedimentary and volcanic units have been intruded by Devonian granitoids and Permo-Carboniferous diorite, monzodiorite, granite, granodiorite, and syenite bodies, which can range size from dykes to batholiths.

Major structures to the west of the Gurvansaikhan Terrane include the Gobi-Tien Shan sinistral strike-slip fault system that splits eastward into a number of splays in the Oyu Tolgoi area, and the Gobi Altai Fault system, which forms a complex zone of sedimentary basins over-thrust by basement blocks to the north and north-west of Oyu Tolgoi. To the east of the Gurvansaikhan Terrane, regional structures are dominated by the north-east striking East Mongolian Fault Zone, which forms the south-east boundary of the terrane. This regional fault may have formed as a major suture during Late Palaeozoic terrane assembly, with Mesozoic reactivation leading to the formation of north-east elongate sedimentary basins along the fault trace.

The Oyu Tolgoi copper–gold porphyry deposits are situated in a poorly exposed inlier of Devonian mafic to intermediate volcanic, volcaniclastic, and sedimentary rocks that have been intruded by Devonian to Permian felsic plutons. These rocks are unconformably overlain by poorly consolidated Cretaceous sedimentary rocks and younger unconsolidated sedimentary deposits.

Two major stratigraphic sequences are recognized in the project area:

•	Tuffs, basaltic rocks, and sedimentary strata of probable island-arc affinity, assigned to the Upper Devonian Alagbayan Group; and

•

An overlying succession containing conglomerates, fossiliferous marine siltstones, sandstones, water-lain tuffs, and basaltic to andesitic flows and volcaniclastic rocks, assigned to the Carboniferous Sainshandhudag Formation. The two sequences are separated by a regional unconformity that, in the Oyu Tolgoi area, is associated with a time gap of about 10–15 Ma.

The volcanic and sedimentary rocks are cut by several phases of intrusive rocks ranging from batholithic intrusions to narrow discontinuous dykes and sills. Compositional and textural characteristics vary.

A thin covering of gently dipping to horizontal Cretaceous stratified clay and clay-rich gravel overlies the Palaeozoic sequence, infilling paleo-channels and small fault-controlled basins.

The Oyu Tolgoi area is underlain by complex networks of poorly exposed faults, folds, and shear zones. These structures influence the distribution of mineralization by both controlling the original position and form of mineralized bodies, and modifying them during post-mineral deformation events.

The Oyu Tolgoi copper – gold deposits currently comprise, from north to south:

•	Hugo Dummett (includes the Hugo North Extension zone, which is the extension of the Hugo North deposit onto the joint venture ground);

•	Hugo South;

•	SOT (includes the Southwest, South, Wedge, Central, Bridge, Western, and Far South zones); and

•	Heruga.

The surface traces and surface projection of the distinct porphyry centres define a north–north-east trending mineralized corridor underlain by east dipping panels of Upper Devonian or older layered sequences intruded by quartz-monzodiorite and granodiorite stocks and dykes.

Mineral Deposits

The deposits that are incorporated in the current mine plan are the SOT and Hugo North (Lift 1). The Hugo North (Lift 2), Hugo South, and Heruga deposits are currently outside the mine plan but are included in the Life-of-Mine Case outlined in 2014 Oyu Tolgoi Technical Report.

The SOT deposit has historically been treated as a number of separate zones; however, for mining purposes, the one pit (or potential future underground beneath the pit) will extract all SOT mineralization, and therefore the descriptors in this section have taken the approach that the orebody comprises a number of mineralized zones within an overall single deposit framework.

Southern Oyu Tolgoi (SOT) Deposit

The SOT deposit includes the main Southwest, South, Wedge, and Central zones and a number of smaller, fault-bounded zones, described in the following subsections. The planned open pit will incorporate the majority of these zones. The zones form contiguous sectors of mineralization representing multiple mineralizing centres, each with distinct styles of mineralization, alteration, and host rock lithology. The boundaries between the individual deposits and zones coincide with major faults. Faulting has resulted in different erosional histories for the zones, depending on the depth to which a zone has been down-faulted or uplifted relative to neighbouring zones.

Hugo Dummett Deposits

The Hugo Dummett deposits, Hugo North and Hugo South, contain porphyry-style mineralization associated with quartz-monzodiorite intrusions, concealed beneath a sequence of Upper Devonian and Lower Carboniferous sedimentary and volcanic rocks. The deposits are highly elongated to the north – north-east and extend over 3 km. The dividing line between the two deposits is 4,766,300 m North, a location marked by the thinning and locally discontinuous nature of the high-grade copper mineralization (defined by greater than 2.0% copper). The line, which is broadly coincident with the east striking 110° Fault, separates the gold- and copper-rich zone hosted in augite basalt and quartz-monzodiorite of the Hugo North deposit from the more southerly, gold-poor, ignimbrite- and augite basalt-hosted mineralization at Hugo South.

Early technical reports filed by the Corporation on the project refer to the Far North zone; this was the initial name for the Hugo Dummett area, and its use has been discontinued. Part of the Hugo North deposit extends onto the Shivee Tolgoi mining licence. This area is known as the Hugo North Extension and is referred to as the Copper Flats deposit in technical reports filed by Entrée Gold.

Heruga Deposit

The Heruga deposit is the most southerly of the currently known deposits at Oyu Tolgoi. The deposit is a copper – gold – molybdenum porphyry deposit and is zoned with a molybdenum-rich carapace at higher elevations overlying gold-rich mineralization at depth. The top of the mineralization starts 500 – 600 m below the present ground surface.

The deposit has been drilled over a 2.3 km length, is elongated in a north – north-east direction, and plunges to the north. Exploration of the down-plunge extension is open but not active. The northern boundary of the mineralization is assumed to be the Solongo Fault, which marks the southern boundary of the planned SOT open pit.

Quartz-monzodiorite intrusions intrude the Devonian augite basalts as elsewhere in the district, and again are considered to be the progenitors of mineralization and alteration. Within Heruga itself, quartz-monzodiorite intrusions are small compared to the stocks present in the Hugo Dummett and SOT areas, perhaps explaining the lower grade of the Heruga deposit. Non-mineralized dykes, which make up about 15% of the volume of the deposit, cut all other rock types. However, the quartz-monzonite body appears to flare to the east and forms a large stock within the Heruga North area of interest.

The deposit is transected by a series of north – north-east trending vertical fault structures that step down 200 – 300 m at a time to the west and have divided the deposit into at least two structural blocks.

Mineralized veins have a much lower density at Heruga than in the more northerly SOT and Hugo Dummett deposits. High-grade copper and gold intersections show a strong spatial association with contacts of the mineralized quartz-monzodiorite porphyry intrusion in the southern part of the deposit, occurring both within the outer portion of the intrusion and in adjacent enclosing basaltic country rock.

At deeper levels, mineralization consists of chalcopyrite and pyrite in veins and disseminated within biotite – chlorite – albite – actinolite-altered basalt or sericite – albite-altered quartz-monzodiorite. The higher levels of the orebody are overprinted by strong quartz – sericite – tourmaline – pyrite alteration where mineralization consists of disseminated and vein-controlled pyrite, chalcopyrite, and molybdenite.

There is no oxide zone at Heruga. No high-sulfidation style mineralization has been identified to date.

Exploration

Oyu Tolgoi LLC’s exploration strategy is focused on developing a project pipeline prioritized in areas that can impact the current development of the Oyu Tolgoi orebodies, seeking low-cost development options and continuing assessment of legacy datasets to enable future discovery. Castle Rock, Airport and Khuh Khad have been identified as shallow targets that will be the focus of the 2015 exploration program. There are also several deep targets that warrant further investigation including those west and north of the West Bat Fault.

Infill drilling to increase resource confidence and geotechnical orebody knowledge is part of a longer-term strategy to add incremental resource tonnes and convert resources to reserves. Initially this work will focus on Hugo North Lift 1 Panels 3–5, Hugo North Lift 2, and Hugo South.

Mineral Resources and Mineral Reserves

The estimates of mineral resources and reserves at the Oyu Tolgoi Mine identified below are contained in the 2014 Oyu Tolgoi Technical Report and were classified using logic consistent with the CIM Standards. The current estimate of mineral resources for the Oyu Tolgoi Mine was independently reviewed by Sharron Sylvester of OreWin, who is a “qualified person” for the purposes of NI 43-101. The current estimate of mineral reserves for the Oyu Tolgoi Mine was independently reviewed by Bernard Peters of OreWin, who is a “qualified person” for the purposes of NI 43-101.

Mineral Resources

The total Mineral Resources for Oyu Tolgoi are shown in the table beginning on page 82. A profile of Oyu Tolgoi deposits is shown on page 81.

Mongolia has its own system for reporting Mineral Reserves and Mineral Resources. Oyu Tolgoi LLC registered a Mineral Reserve with the Government of Mongolia in 2009. A key difference between the two standards is the classification of material contained in Hugo North Lift 2, Hugo South, and Heruga under Mongolian standards as reserves. This contrasts to the Canadian National Instrument (NI) 43-101 definitions, which include only SOT and Hugo North Lift 1 in the Mineral Reserve category.

The base case copper equivalent (CuEq) cut-off grade assumptions for each deposit were determined using cut-off grades applicable to mining operations exploiting similar deposits. The CuEq cut-off applied for the underground was 0.37% CuEq and the CuEq cut-off applied to the open pit was 0.22% CuEq.

2014 CuEq Formula Derivation

The 2014 copper equivalence formulae incorporate copper, gold, and silver, and also molybdenum for Heruga. The assumed metal prices are $3.01/lb for copper, $1,250/oz for gold, $20.37/oz for silver, and $11.90/lb for molybdenum.

Copper estimates are expressed in the form of percentages (%), gold and silver are expressed in grams per tonne (g/t), and molybdenum is expressed in parts per million (ppm).

Metallurgical recovery for gold, silver, and molybdenum are expressed as a percentage relative to copper recovery.

The unit conversions used in the calculation are as follows:

g/t to oz/t = 31.103477

lb/kg = 2.20462

tonne to lb = 2204.62

g/t to tonne = 1x10–6

This leads to a base formula of:

CuEq14 = Cu + ((Au x AuRev) + (Ag x AgRev) + (Mo x MoRev)†) / CuRev

† Mo and MoRev are only incorporated into CuEq calculations for Heruga

Where:

CuRev = (3.01 x 22.0462)

AuRev = (1,250 / 31.103477 x RecAu)

AgRev = (20.37 / 31.103477 x RecAg)

MoRev = (11.90 x 0.00220462 x RecMo)

RecAu = Au Recovery / Cu Recovery

RecAg = Ag Recovery / Cu Recovery

RecMo = Mo Recovery / Cu Recovery

Different metallurgical recovery assumptions lead to slightly different copper equivalent formulas for each of the deposits; these are outlined in the following tables for SOT, Hugo North, Hugo North Extension, Hugo South, and Heruga. In all cases, the metallurgical recovery assumptions are based on metallurgical testwork. For SOT, actual mill performance has been used to further refine the recovery assumptions over the life-of-mine. Recoveries are relative to copper because copper contributes the most to the equivalence calculation.

All elements included in the copper equivalent calculation have a reasonable potential to be recovered and sold, except for molybdenum. Molybdenum grades are only considered high enough to support construction of a molybdenum recovery circuit for Heruga mineralization; hence the recoveries of molybdenum are assumed to be zero for the other deposits.

Copper equivalence assumptions and calculations for the various deposits are shown in the tables below.

SOT – Copper Equivalence Assumptions and Calculation based on Average Grades

	Cu	Au	Ag	Mo
Metal Price	$3.01/lb	$1,250/oz	$20.37/oz	$11.9/lb
Recovery	0.794	0.704	0.754	0
Recovery Relative to Cu	1	0.887	0.949	0
Conversion Factor	22.0462	0.0321507	0.0321507	0.0022046

	% Cu	g/t Au	g/t Ag	ppm Mo	CuEq	$/t
Cu Credit	1				1	66.36
Au Credit		1			0.537	35.63
Ag Credit			1		0.009	0.62
Mo Credit				1	0	0.03
Cu Grade	0.45				0.45	29.86
Au Grade		0.31			0.166	11.05
Ag Grade			1.23		0.012	0.76
Mo Grade				0	0	–
CuEq Grade & Revenue	0.45	0.31	1.23	0.	0.628	41.67

From the table above, the base formula is adjusted for SOT as follows:

CuEq14(SOT) =

Cu + ((Au x 1,250 x 0.0321507 x 0.887) + (Ag x 20.37 x 0.0321507  x 0.949)) / (3.01 x 22.0462)

Hugo North – Copper Equivalence Assumptions and Calculation based on Average Grades

	Cu	Au	Ag	Mo
Metal Price	$3.01/lb	$1,250/oz	$20.37/oz	$11.9/lb
Recovery	0.92	0.83	0.86	0
Recovery Relative to Cu	1	0.906	0.941	0
Conversion Factor	22.0462	0.0321507	0.0321507	0.0022046

	% Cu	g/t Au	g/t Ag	ppm Mo	CuEq	$/t
Cu Credit	1				1	66.36
Au Credit		1			0.549	36.43
Ag Credit			1		0.009	0.62
Mo Credit				1	0	0.03
Cu Grade	1.66				1.66	110.16
Au Grade		0.34			0.187	12.38
Ag Grade			3.37		0.031	2.08
Mo Grade				27.43	0	–
CuEq Grade & Revenue	1.66	0.34	3.37	27.43	1.878	124.62

From the table above, the base formula is adjusted for Hugo North as follows:

CuEq14(HN) =

Cu + ((Au x 1,250 x 0.0321507 x 0.906) + (Ag x 20.37 x 0.0321507  x 0.941)) / (3.01 x 22.0462)

Hugo North Extension – Copper Equivalence Assumptions and Calculation based on Average Grades

	Cu	Au	Ag	Mo
Metal Price	$3.01/lb	$1,250/oz	$20.37/oz	$11.9/lb
Recovery	0.92	0.84	0.86	0.00
Recovery Relative to Cu	1.00	0.913	0.942	0
Conversion Factor	22.0462	0.0321507	0.0321507	0.0022046

	% Cu	g/t Au	g/t Ag	ppm Mo	CuEq	$/t
Cu Credit	1				1	66.36
Au Credit		1			0.553	36.69
Ag Credit			1		0.009	0.62
Mo Credit				1	0	0.03
Cu Grade	1.59				1.59	105.51
Au Grade		0.55			0.304	20.18
Ag Grade			3.72		0.035	2.29
Mo Grade				25.65	0	–
CuEq Grade & Revenue	1.59	0.55	3.72	25.65	1.929	127.98

From the table above, the base formula is adjusted for Hugo North Extension as follows:

CuEq14(HNE) =

Cu + ((Au x 1,250 x 0.0321507 x 0.913) + (Ag x 20.37 x 0.0321507  x 0.942)) / (3.01 x 22.0462)

Hugo South – Copper Equivalence Assumptions and Calculation based on Average Grades

	Cu	Au	Ag	Mo
Metal Price	$3.01/lb	$1,250/oz	$20.37/oz	$11.9/lb
Recovery	0.89	0.81	0.85	0
Recovery Relative to Cu	1	0.909	0.945	0
Conversion Factor	22.0462	0.0321507	0.0321507	0.0022046

	% Cu	g/t Au	g/t Ag	ppm Mo	CuEq	$/t
Cu Credit	1				1	66.36
Au Credit		1			0.551	36.54
Ag Credit			1		0.009	0.62
Mo Credit				1	0	0.03
Cu Grade	1.07				1.07	71.00
Au Grade		0.06			0.033	2.19
Ag Grade			2.07		0.019	1.28
Mo Grade					0	–
CuEq Grade & Revenue	1.07	0.06	2.07		1.122	74.48

From the table above, the base formula is adjusted for Hugo South as follows:

CuEq14(HS) =

Cu + ((Au x 1,250 x 0.0321507 x 0.909) + (Ag x 20.37 x 0.0321507  x 0.945)) / (3.01 x 22.0462)

Heruga – Copper Equivalence Assumptions and Calculation based on Average Grades

	Cu	Au	Ag	Mo
Metal Price	$3.01/lb	$1,250/oz	$20.37/oz	$11.9/lb
Recovery	0.86	0.79	0.82	0.635
Recovery Relative to Cu	1	0.911	0.949	0.736
Conversion Factor	22.0462	0.0321507	0.0321507	0.0022046

	% Cu	g/t Au	g/t Ag	ppm Mo	CuEq	$/t
Cu Credit	1				1	66.36
Au Credit		1			0.552	36.61
Ag Credit			1		0.009	0.62
Mo Credit				1	0	0.03
Cu Grade	0.42				0.42	27.87
Au Grade		0.41			0.226	15.01
Ag Grade			1.47		0.014	0.91
Mo Grade				138.47	0.055	2.67
CuEq Grade & Revenue	0.42	0.41	1.47	138.47	0.70	46.47

From the table above, the base formula is adjusted for Heruga as follows:

CuEq14(HERUGA) =

Cu + ((Au x 1,250 x 0.0321507 x 0.911) + (Ag x 20.37 x 0.0321507  x 0.949) + (Mo x 11.9 x 0.0022046 x 0.736)) / (3.01 x 22.0462)

Idealized Profile of Southern Oyu, Hugo Dummett, and the Heruga Deposit (Section Looking West)

Oyu Tolgoi Mineral Resource Summary, September 21, 2014

Classification	Deposit	Tonnage (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Mo (ppm)	CuEq (%)	Contained Metal
								Cu (Mlb)	Au (koz)	Ag (koz)	Mo (Mlb)	CuEq (Mlb)
Southern Oyu Tolgoi (SOT) Deposit – Open Pit (0.22% CuEq Cut-Off)
Measured		432	0.52	0.41	1.37	51.6	0.76	4,984	5,693	19,055	49	7,204
Indicated		740	0.38	0.23	1.12	55.4	0.52	6,282	5,477	26,726	90	8,471
Measured + Indicated		1,172	0.44	0.30	1.21	54.0	0.61	11,266	11,170	45,781	139	15,675
Inferred		390	0.29	0.16	0.87	43.6	0.38	2,465	1,952	10,862	38	3,253
Southern Oyu Tolgoi (SOT) Deposit – Underground (0.37% CuEq Cut-Off)
Measured		14	0.40	0.77	1.16	38.8	0.83	121	342	509	1.2	250
Indicated		93	0.35	0.59	1.19	34.3	0.67	713	1,766	3,562	7.1	1,386
Measured + Indicated		107	0.35	0.61	1.18	34.8	0.69	833	2,108	4,072	8.2	1,636
Inferred		159	0.39	0.32	0.85	25.4	0.56	1,354	1,638	4,382	8.9	1,985
Hugo Dummett Deposits (0.37% CuEq Cut-Off)
Measured	OT LLC	98	1.97	0.46	4.48	30.3	2.26	4,231	1,446	14,046	6.5	4,865
	EJV	1	1.43	0.12	2.86	39.4	1.52	35	4	103	0.1	38
	All Hugo North	99	1.96	0.46	4.46	30.4	2.25	4,267	1,450	14,149	6.6	4,902
Indicated	OT LLC	749	1.56	0.34	3.35	34.3	1.78	25,737	8,268	80,718	57	29,362
	EJV	128	1.65	0.55	4.12	33.6	1.99	4,663	2,271	16,988	10	5,633
	All Hugo North	877	1.57	0.37	3.46	34.2	1.81	30,400	10,539	97,707	66	34,994
Measured + Indicated	OT LLC	847	1.61	0.36	3.48	33.85	1.83	29,968	9,714	94,764	63	34,226
	EJV	129	1.65	0.55	4.11	33.70	1.99	4,698	2,276	17,091	10	5,670
	All Hugo North	976	1.61	0.38	3.56	33.83	1.85	34,667	11,989	111,856	73	39,897
Inferred	OT LLC	811	0.77	0.27	2.34	34.8	0.94	13,807	7,058	60,964	62	16,851
	EJV	179	0.99	0.34	2.68	25.4	1.20	3,887	1,963	15,418	10	4,730
	All Hugo North	990	0.81	0.28	2.40	33.1	0.99	17,695	9,021	76,382	72	21,581
Inferred	Hugo South	845	0.77	0.07	1.78	66.4	0.83	14,372	1,861	48,406	124	15,384
Heruga Deposit (0.37% CuEq Cut-Off)
Inferred Heruga Javkhlant EJV		1,700	0.39	0.37	1.39	113.2	0.64	14,610	20,428	75,955	424	24,061
Inferred Heruga TRQ		116	0.41	0.29	1.56	109.8	0.61	1,037	1,080	5,819	28	1,565
Inferred (All Heruga)		1,816	0.39	0.37	1.40	113.0	0.64	15,647	21,508	81,774	453	25,626
Oyu Tolgoi All Deposits Grand Total
Measured		544	0.78	0.43	1.93	47.4	1.03	9,372	7,486	33,713	57	12,356
Indicated		1,711	0.99	0.32	2.33	43.4	1.19	37,394	17,782	127,995	164	44,851
Measured + Indicated		2,255	0.94	0.35	2.23	44.3	1.15	46,766	25,268	161,708	220	57,207
Inferred		4,201	0.56	0.27	1.64	75.0	0.73	51,533	35,979	221,805	695	67,830

Notes:

1.	The Mineral Resources include Mineral Reserves.
2.	The Results are reported as at September 30, 2014 and do not include depletion through year end 2014.
3.	The contained gold and copper estimates in the tables have not been adjusted for metallurgical recoveries.
4.	The 0.22% CuEq cut-off is equivalent to the open pit Mineral Reserve cut-off determined by Oyu Tolgoi LLC.
5.	The 0.37% CuEq cut-off is equivalent to the underground Mineral Reserve cut-off determined by Oyu Tolgoi LLC.
6.	SOT open pit Mineral Resources exclude material mined in the open pit as at December 31, 2013.
7.

CuEq has been calculated using assumed metal prices ($3.01/lb for copper, $1,250/oz for gold, $20.37/oz for silver, and $11.90/lb for molybdenum). Mo grades outside of Heruga are assumed to be zero for CuEq calculations.

•	SOT CuEq% = Cu% + (( Au (g/t) x 1,250 x 0.0321507 x 0.887) + ( Ag (g/t) x 20.37 x 0.0321507 x 0.949)) / (3.01 x 22.0462)
•	HN (Oyu Tolgoi LLC) CuEq% = Cu% + (( Au (g/t) x 1,250 x 0.0321507 x 0.906) + ( Ag (g/t) x 20.37 x 0.0321507 x 0. 941)) / (3.01 x 22.0462)
•	HN (EJV) CuEq% = Cu% + (( Au (g/t) x 1,250 x 0.0321507 x 0.913) + ( Ag (g/t) x 20.37 x 0.0321507 x 0. 942)) / (3.01 x 22.0462)
•	HS CuEq% = Cu% + (( Au (g/t) x 1,250 x 0.0321507 x 0.909) + ( Ag (g/t) x 20.37 x 0.0321507 x 0. 945)) / (3.01 x 22.0462)
•	Heruga CuEq% = Cu% + (( Au (g/t) x 1,250 x 0.0321507 x 0.911) + ( Ag (g/t) x 20.37 x 0.0321507 x 0. 949) + (Mo (ppm) x 11.9 x 0.0022046 x 0.736)) / (3.01 x 22.0462)

8.	Totals may not match due to rounding.
9.

Mineral resources are not mineral reserves until they have demonstrated economic viability based on a feasibility study or pre-feasibility study. Although the resource classifications of Measured, Indicated and Inferred are mineral resource classification confidence categories defined by the CIM that are recognized and required to be disclosed by NI 43-101, the SEC does not recognize them. Disclosure of the terms in the table above is permitted under NI 43-101; however, the SEC permits mineralization that does not constitute “reserves” by SEC standards to be reported only as tonnage and grade. See “Cautionary Note to United States Investors”.

10.

EJV is the Entrée Gold Joint Venture. The Shivee Tolgoi and Javkhlant licences are held by Entrée Gold. The Shivee Tolgoi and EJV Javkhlant Licences are planned to be operated by Oyu Tolgoi LLC. Oyu Tolgoi LLC will receive 80% of cash flows after capital and operating costs for material originating below 560 m, and 70% above this depth.

11.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability

Mineral Reserves

The Mineral Reserves for the project have been estimated using the SOT and Hugo North Mineral Resources. Total Mineral Reserves for the project, and the Oyu Tolgoi LLC and EJV Mineral Reserves for the open pit and underground components of the project are shown in the table below. The Mineral Reserves for the 2014 Oyu Tolgoi Technical Report are based on mine planning work prepared by Oyu Tolgoi LLC. Mine designs were prepared using industry-standard mining software, assumed metal prices as described in the notes to the Mineral Reserves, and smelter terms as set forth in Section 22 of the 2014 Oyu Tolgoi Technical Report. The report only considers Mineral Resources in the Measured and Indicated categories, and engineering that has been carried out to a feasibility level or better to estimate the open pit and underground Mineral Reserve. Results reported herein do not include depletion due to mining production through year end 2014.

Southern Oyu Tolgoi (SOT) Open Pit Mineral Reserve

In order to estimate the Mineral Reserves, OreWin relied on the study work prepared by Oyu Tolgoi LLC. Pit designs were prepared using industry standard methods, assumed metal prices as described above, and smelter terms as set forth in the 2014 Oyu Tolgoi Technical Report. The estimate was prepared on a simplified project analysis on a pre-tax basis. Key variables noted by OreWin include: marketing matters, water supply and management, and power supply. The report only considers Mineral Resources in the Measured and Indicated categories, and engineering that has been carried out to a feasibility level or better to estimate the open pit Mineral Reserve.

Hugo North Underground Mineral Reserve

Mine planning work by Oyu Tolgoi LLC has continued since the previous Mineral Reserve estimate in 2013. The underground Mineral Reserve has increased by approximately 8 Mt.

The Hugo Dummett underground deposit will be mined by block caving; a safe, highly productive, cost-effective method. The deposit is comparable in dimension and tonnage to other deposits currently operating by block cave mining elsewhere in the world. The mine planning work has been prepared using industry standard mining software, assumed metal prices as noted in the tables.

For Hugo North Measured and Indicated Mineral Resources were used to report Probable Mineral Reserves. There is approximately 60 Mt of Measured and Indicated Mineral Resource that has been converted to Probable Mineral Reserve. The engineering has been carried out to a feasibility level or better to estimate the underground Mineral Reserve. To ensure that Inferred mineral resources do not become included in the reserve estimate, copper and gold grades on Inferred mineral resources within the block cave shell were set to zero and such material was assumed to be dilution. The block cave shell was defined by a $15/t NSR.

Further mine planning will examine lower shut-offs. The Hugo North Mineral Reserve is on both the Oyu Tolgoi Licence and the EJV Shivee Tolgoi Licence.

Oyu Tolgoi Mineral Reserve, September 20, 2014

Estimate	Ore (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Recovered Metal
					Cu (Mlb)	Au (koz)	Ag (koz)
Southern Oyu Tolgoi (SOT)
Proven	410	0.54	0.42	1.38	3,829	3,952	13,768
Probable	621	0.40	0.24	1.13	4,363	3,233	17,122
SOT Mineral Reserve (Proven + Probable)	1,031	0.45	0.31	1.23	8,192	7,186	30,890
Hugo Dummett
Probable (Hugo North – OT LLC)	464	1.66	0.34	3.37	15,592	4,199	43,479
Probable (Hugo North – EJV)	35	1.59	0.55	3.72	1,121	519	3,591
Hugo North Mineral Reserve (Probable)	499	1.66	0.35	3.40	16,713	4,717	47,070
Oyu Tolgoi All Deposits Mineral Reserve
Proven	410	0.54	0.42	1.38	3,829	3,952	13,768
Probable	1,120	0.96	0.29	2.14	21,075	7,951	64,192
Total Mineral Reserve (Proven + Probable)	1,530	0.85	0.32	1.94	24,905	11,903	77,960

Notes:

1.

Metal prices used for calculating the financial analysis were as follows: long term copper at $3.08/lb; gold at $1,304/oz; and silver at $21.46/oz. The analysis has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

2.	For mine planning the metal prices used to calculate block model NSR were copper at $3.01/lb; gold at $1,250/oz; and silver at $20.37/oz.
3.

For the open pit processing and general administration, the following operating costs have been used to determine cut-off grades: Southwest at $8.37/t, Central Chalcocite, Central Covellite, and Central Chalcopyrite at $7.25/t and the underground (including some mining costs) costs were based on $15.34/t.

4.

For the underground block cave, all Mineral Resources within the shell have been converted to Mineral Reserves. This includes Indicated Mineral Resources below the resource cut-off grade. It also includes Inferred Mineral Resources, which have been assigned a zero grade and treated as dilution.

5.	The SOT Open Pit Mineral Reserves were Mineral Reserves in the pit at January 1, 2014. It does not include stockpiles.
6.	For SOT only Measured Mineral Resources were used to report Proven Mineral Reserves and only Indicated Mineral Resources were used to report Probable Mineral Reserves.
7.	For Hugo North Measured and Indicated Mineral Resources were used to report Probable Mineral Reserves.
8.

EJV is the Entrée Joint Venture. The Shivee Tolgoi Licence and the Javkhlant Licence are held by Entrée. The Shivee Tolgoi Licence and the Javkhlant Licence are planned to be operated by Oyu Tolgoi LLC. Oyu Tolgoi LLC will receive 80% of cash flows after capital and operating costs for material originating below 560 m, and 70% above this depth.

9.	The Mineral Reserves reported above were not additive to the Mineral Resources.
10.	Results exclude depletion associated with production.
11.	Totals may not match due to rounding.

Mineral Reserve Reconciliation 2014 Oyu Tolgoi Technical Report and 2013 Oyu Tolgoi Technical Report

Case	Mineral Reserve	Ore (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Recovered Metal
						Cu (Mlb)	Au (koz)	Ag (koz)
2014 Oyu Tolgoi Technical Report	Proven	410	0.54	0.42	1.38	3,829	3,952	13,768
	Probable	1,120	0.96	0.29	2.14	21,075	7,951	64,192
	Mineral Reserve	1,530	0.85	0.32	1.94	24,905	11,903	77,960
2013 Oyu Tolgoi Technical Report	Proven	433	0.53	0.42	1.37	4,175	4,388	14,860
	Probable	1,107	1.02	0.30	2.29	22,311	8,501	68,141
	Mineral Reserve	1,539	0.89	0.34	2.03	26,486	12,889	83,001
Difference	Proven	–23	0.00	0.00	0.00	–346	–435	–1,092
	Probable	14	–0.06	–0.02	–0.15	–1,235	–551	–3,949
	Mineral Reserve	–9	–0.04	–0.01	–0.10	–1,581	–986	–5,042
% Difference	Proven	–5.3%	0.3%	0.4%	0.3%	–8.3%	–9.9%	–7.4%
	Probable	1.3%	–6.3%	–5.3%	–6.5%	–5.5%	–6.5%	–5.8%
	Mineral Reserve	–0.6%	–4.5%	–3.8%	–4.7%	–6.0%	–7.6%	–6.1%

Notes:

1.	2013 Oyu Tolgoi Technical Report Mineral Reserves have the effective date March 25, 2013.
2.	2014 Oyu Tolgoi Technical Report Mineral Reserves have the effective date September 20, 2014.
3.

Metal prices used for calculating the SOT Open Pit NSR and the Hugo North underground NSR were as follows: copper at $3.01/lb; gold at $1,250/oz; and silver at $20.37/oz, all based on long-term metal price forecasts at the beginning of the Mineral Reserves work. The analysis indicates that the Mineral Reserves were still valid at these metal prices.

4.	The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.
5.

For the open pit processing and general administration, the following operating costs have been used to determine cut-off grades: Southwest at $8.37/t, Central Chalcocite, Central Covellite, and Central Chalcopyrite at $7.25/t.

6.

For the underground block cave, all Mineral Resources within the shell have been converted to Mineral Reserves. This includes Indicated Mineral Resources below the resource cut-off grade. It also includes Inferred Mineral Resources, which have been assigned a zero grade and treated as dilution.

7.	For SOT only Measured Mineral Resources were used to report Proven Mineral Reserves and only Indicated Mineral Resources were used to report Probable Mineral Reserves.
8.	The SOT Open Pit Mineral Reserves were Mineral Reserves in the pit at January 1, 2014. It does not include stockpiles.
9.	For Hugo North Measured and Indicated Mineral Resources were used to report Probable Mineral Reserves (no Measured Mineral Resource for Hugo North in 2013 Oyu Tolgoi Technical Report).
10.

The base case financial analysis has been prepared using the following current long term metal price estimates: copper at $2.87/lb; gold at $1,350/oz; and silver at $23.50/oz. Metal prices are assumed to fall from current prices to the long term average over five years.

11.	The Mineral Reserves reported above were not additive to the Mineral Resources.
12.	Totals may not match due to rounding.

Human Resources and Training Strategy

Oyu Tolgoi LLC has stated that its human resource and training strategy is key to a corporate vision of ensuring that all Oyu Tolgoi staff and contractors meet and exceed international best practice standards. The Human Resources strategy provides a framework of policies, procedures, and processes that are well defined and aligned to support the achievement of the overall business objectives of the company. Oyu Tolgoi LLC is working in partnership with relevant Mongolian government agencies and non-government agencies (NGOs) to ensure that a suitably qualified workforce is available to meet the requirements of the Oyu Tolgoi Project. Oyu Tolgoi LLC’s policies and procedures for human resources and training meet all applicable Mongolian Labour and Social Security Laws and regulations, including those contained within the Labour Law of Mongolia (July 1999). International conventions and standards, including applicable International Labour Organisation (ILO) conventions, the International Finance Corporation (IFC) Performance Standards, and the European Bank for Reconstruction and Development (EBRD), guide the human resources and training strategy and activities.

Oyu Tolgoi LLC prioritizes employment of local residents from the soums within the Project Area of Influence – Khanbogd, Manlai, Bayan Ovoo, and Dalanzadgad – as well as from other areas in the South Gobi region. Oyu Tolgoi LLC has a requirement that not less than 90% of its employees consists of citizens of Mongolia. Oyu Tolgoi LLC meets this requirement.

Occupational Health, Hygiene and Safety

Oyu Tolgoi LLC’s HSE management system (“HSE MS”) has been implemented and been audited as compliant against AS/NZS ISO 14001:2004 Environmental Management System and OHSAS 18001:2007 Occupational Health and Safety management system. The HSE MS was developed to provide management with clear direction on HSE management, means to ensure compliance, and a basis for driving improvements. The Oyu Tolgoi HSE MS applies to all persons working for or on behalf of Oyu Tolgoi LLC, including contractors, suppliers, the general public, special interest groups, and government representatives, and covers the health, safety, and environmental management of all Oyu Tolgoi LLC’s activities, assets, products, and services. Oyu Tolgoi had an All Injury Frequency Rate of 0.47 per 200 kh (thousand hours) worked and no fatalities for 2014.

The HSE policy has been developed and is regularly reviewed in consultation with key stakeholders. Such policy is intended to reflect a best practice approach to health, safety, and environment with the underlying principle that all people are accountable for health and safety.

The HSE policy is seen as an enabler for the entire HSE MS. It provides high-level principles that are intended to be implemented through the application of all parts of the HSE MS. The HSE policy is endorsed by the CEO of Oyu Tolgoi LLC to ensure the appropriate priority is placed on implementation and compliance.

Mining Operations

Mining is in progress at the SOT Open Pit. The Oyu Tolgoi Mine has a nominal design capacity of 100 ktpd of ore and has three key components:

•	an open pit mine;

•	a concentrator; and

•	infrastructure to support the construction and the operations.

The open pit uses a conventional drill, blast load and haul. Electric and diesel drill and shovels and diesel haul trucks. Oyu Tolgoi employs a conventional SAG mill / ball mill / grinding circuit (SABC) followed by flotation. The major initial infrastructure elements include: water borefields; water treatment; housing; airport; supporting facilities, and power transmission lines, sub-station. Concentrate is sold free-on-board at a bonded yard on the Chinese side of the border in Ganqimaodao.

Part of the initial investment decision included an ongoing investment into the development of the Hugo North underground mine. Lift 1 of Hugo North is the most significant value driver for the Oyu Tolgoi Mine. The current investment decision for Oyu Tolgoi LLC is the continued development of the underground mine in parallel with initial open pit operations as outlined in the underground feasibility study.

To support the continued underground development program, Oyu Tolgoi LLC in conjunction with RTIH and the Corporation, has been advancing Oyu Tolgoi Project Financing with a group of international banks. The Oyu Tolgoi Project Financing base case is the nominal 100 ktpd capacity of the initial concentrator fed by the SOT open pit mine initially which would be gradually displaced by the more valuable Hugo North underground ore.

SouthGobi Resources Ltd.

Overview

As at March 20, 2015, Turquoise Hill beneficially owns and controls 47.9% of the issued and outstanding shares of SouthGobi, which is an integrated coal mining, development and exploration company in the Southern Gobi region of Mongolia. SouthGobi’s common shares trade on the TSX under the symbol “SGQ” and the Hong Kong Stock Exchange under the stock code symbol “1878”. SouthGobi owns the Ovoot Tolgoi Coal Project and three development projects in the Southern Gobi region of Mongolia.

In July 2014, the Corporation announced that it had entered into a sale and purchase agreement with NUR providing for the sale by the Corporation of 56,102,000 common shares of SouthGobi at a price of C$0.455 per common share, with a then anticipated outside closing date of November 30, 2014. In December 2014, the Corporation announced that it had signed an amendment to the sale and purchase agreement with NUR providing, among other matters, for an extension to the outside closing date from November 30, 2014 to April 30, 2015.

On December 1, 2014, SouthGobi announced that it had entered into private placement agreements for the issue of 24,360,773 new common shares. Following completion of the private placement on December 3, 2014, the Corporation’s ownership of SouthGobi fell to 47.9%. At this point, SouthGobi ceased to be a subsidiary company of the Corporation and became an investment in a company subject to significant influence, with the Corporation’s holding of 104,807,155 common shares being recorded at fair value in the consolidated balance sheet of the Corporation.

Upon execution of the sale and purchase agreement with NUR, the reporting segment for SouthGobi was considered to be a disposal group held for sale and a discontinued operation. The Corporation’s investment in SouthGobi is classified as held for sale in the consolidated balance sheet, and the operations and cash flows of SouthGobi, up to the date of completion of the private placement on December 3, 2014, and is presented as discontinued operations in the consolidated statements of operations and the consolidated statements of cash flows of the Corporation, respectively.

On February 24, 2015, the Corporation announced that it had entered into a sale and purchase agreement with Novel Sunrise providing for the sale to Novel Sunrise of its remaining stake in SouthGobi. Under the terms of the sale and purchase agreement with Novel Sunrise, Turquoise Hill has agreed to sell 48,705,155 common shares of SouthGobi at a price of C$0.35 per common share. Concurrently with the announcement of the sale and purchase agreement with Novel Sunrise,

SouthGobi announced that it had entered into a private placement with Novel Sunrise for the issuance of up to 21.75 million common shares and mandatory convertible units for gross proceeds of approximately US$7.5 million. A first tranche of 10,131,113 mandatory convertible units was completed on March 3, 2015, and the second stage of the private placement, if completed, will be completed in one or more tranches consisting of up to an additional 11,618,887 common shares or mandatory convertible units. Any mandatory convertible units issued will automatically convert into common shares of SouthGobi upon the earlier of the termination or the closing of the sale and purchase agreement between the Corporation and Novel Sunrise.

Following the closing of the sale transaction with Novel Sunrise, which is subject to regulatory approvals, the Corporation would continue to hold 56,102,000 shares of SouthGobi that are subject to the sale and purchase agreement with NUR, representing approximately a 23.3% equity interest in SouthGobi after giving effect to the private placement with Novel Sunrise announced by SouthGobi on February 24, 2015.

Other Projects

Turquoise Hill, through its 100% subsidiaries, Asia Gold Mongolia LLC, Heruga Exploration LLC and SGLS LLC, operates an exploration program in Mongolia on licences that are not part of the Oyu Tolgoi Mine. The exploration program in 2013 and 2014 continued at a more modest rate than in previous years. Licences cover a total of approximately 24,800 ha in separate licences. Of these licences, approximately 20,000 ha are covered by the Ulaan Khud licence which was previously explored in a joint venture with BHP. The Turquoise Hill-BHP Joint Venture was formed in 2005 and concluded in 2012.

In 2011, Turquoise Hill announced a new zone of shallow copper-molybdenum-gold mineralization approximately 10km north of the Oyu Tolgoi Mine. This discovery, known as Ulaan Khud North, extended the known strike length of the Oyu Tolgoi Trend by an additional 3km to the north, to a total of more than 23km. In order to convert the Pre-Mining Agreement for the Ulaan Khud licence (received from the Government of Mongolia in March 2011) further field exploration work and infill drilling was completed in December 2012. A total of 6422.2m have been drilled in 21 holes, including re-drilling of 2 previous holes and 2 geotechnical holes to define a very small resource under the Mongolian code for classification of mineral reserves and resources. A study compliant with the Mongolian requirements was submitted and an application made for a mining licence. The deposit is very small and will not impact on the Oyu Tolgoi development plans as outlined in the 2014 Oyu Tolgoi Technical Report. The issuance of the licence has been delayed pursuant to Resolution No. 175.

An application for the grant of a mining licence on the SGLS lease was declined pursuant to Resolution No. 175. The lease contains a limestone deposit Dalan Shar Uul. The Ulaan Khud licence also partially overlaps with an area being set aside for infrastructure related to the Oyu Tolgoi Mine. The ultimate impact of this on the exploration licences is still not clear. For more information on Resolution No. 175, see “Description of the Business – Oyu Tolgoi Mine – Government and Community Relations” in this AIF.

In addition, during the fourth quarter of 2014, the Corporation’s exploration group in Indonesia was sold.

Other Information

Equity Investments

In addition to its equity investment in SouthGobi as disclosed elsewhere in this AIF, Turquoise Hill holds equity investments in a number of other publicly traded, non-subsidiary mineral exploration and development companies. The following table outlines the equity investments held by the Turquoise Hill Group and, in respect of each such equity investment involving securities that are listed on a stock exchange, their quoted market value as at December 31, 2014:

Company	Number of Shares	Value
Entrée Gold Inc. (TSX)	13,799,333	C$4,277,793
Intec Limited (ASX)	4,117,484	A$41,175
Asia Now Resources Corp. (TSX-V)	969,036	C$9,690
Ivanhoe Mines Ltd. (formerly Ivanplats Limited) (TSX)	37,161,645(1)	C$69,492,276

Notes:

(1)	Since January 1, 2015, Turquoise Hill has sold 22,858,861 Class A shares of Ivanhoe Mines Ltd.

Employees

As at December 31, 2014, Turquoise Hill and Oyu Tolgoi LLC collectively had a total of 2,897 employees.

DIVIDENDS

Turquoise Hill has not declared or paid any dividends on its outstanding Common Shares since its incorporation and does not anticipate that it will do so in the foreseeable future. The declaration of dividends on the Common Shares is, subject to certain statutory restrictions described below, within the discretion of the Board of Directors based on their assessment of, among other factors, Turquoise Hill’s earnings or lack thereof, its capital and operating expenditure requirements and its overall financial condition. Under the YBCA, the discretion of the Board of Directors to declare or pay a dividend on the Common Shares is restricted if reasonable grounds exist to conclude that Turquoise Hill is, or after payment of the dividend would be, unable to pay its liabilities as they become due or that the realizable value of its assets would, as a result of the dividend, be less than the aggregate sum of its liabilities and the stated capital of the Common Shares.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of Turquoise Hill consists of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares. As of the date hereof, there are 2,012,309,019 Common Shares and no Preferred Shares issued and outstanding. Rights and restrictions in respect of the Common Shares and the Preferred Shares are set out in Turquoise Hill’s articles of continuance, Turquoise Hill’s by-laws and in the YBCA and its regulations.

Common Shares

The holders of Common Shares are entitled to one vote per Common Share at all meetings of shareholders except meetings at which only holders of another specified class or series of shares of Turquoise Hill are entitled to vote separately as a class or series. Subject to the prior rights of the holders of Preferred Shares, the holders of Common Shares are entitled to receive dividends as and when declared by the directors, and to receive a pro rata share of the remaining property and assets of Turquoise Hill in the event of liquidation, dissolution or winding up of Turquoise Hill. The Common Shares have no pre-emptive, redemption, purchase or conversion rights. Neither the YBCA nor the constating documents of Turquoise Hill impose restrictions on the transfer of Common Shares on the register of Turquoise Hill, provided that Turquoise Hill receives the certificate representing the Common Shares to be transferred together with a duly endorsed instrument of transfer and payment of any fees and taxes which may be prescribed by the Board of Directors from time to time. There are no sinking fund provisions in relation to the Common Shares and they are not liable to further calls or to assessment by Turquoise Hill. The YBCA provides that the rights and provisions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by a majority of not less than two-thirds of the votes cast in person or by proxy by holders of shares of that class.

Preferred Shares

The Preferred Shares are issuable in one or more series, each consisting of such number of Preferred Shares as may be fixed by Turquoise Hill’s directors. Turquoise Hill’s directors may from time to time, by resolution passed before the issue of any Preferred Shares of any particular series, alter the constating documents of Turquoise Hill to determine the designation of the Preferred Shares of that series and to fix the number of Preferred Shares therein and alter the constating documents to create, define and attach special rights and restrictions to the shares of that series, including, without limitation, the following: (i) the nature, rate or amount of dividends and the dates, places and currencies of payment thereof; (ii) the consideration for, and the terms and conditions of, any purchase of the Preferred Shares for cancellation or redemption; (iii) conversion or exchange rights; (iv) the terms and conditions of any share purchase plan or sinking fund; and (v) voting rights and restrictions.

Under the terms of the continuing covenants forming part of the 2013 MoA, the Corporation is prohibited from amending its constating documents to create and issue Preferred Shares.

Registered holders of both the Preferred Shares and Common Shares are entitled, at their option, to a certificate representing their shares of Turquoise Hill.

MARKET FOR SECURITIES

The Common Shares of Turquoise Hill are traded in Canada on the TSX, and in the U.S. on the NYSE and the NASDAQ. The closing price of Turquoise Hill’s Common Shares on the TSX on March 20, 2015 was C$3.78. The closing price listed on the NYSE on March 20, 2015 was $2.99, and the closing price listed on the NASDAQ on March 20, 2015 was $3.00.

The following indicates the monthly range of high and low closing prices of a Common Share and the total monthly volumes traded on the TSX, the NYSE and the NASDAQ during the period beginning on January 1, 2014 and ending on December 31, 2014:

	NYSE/NASDAQ(1)			TSX(2)

	High	Low	Volume	High	Low	Volume
	US$	US$		C$	C$
2014
January	$3.79	$3.06	108,422,074	$4.20	$3.24	57,718,013
February	$3.78	$3.19	104,313,015	$4.23	$3.50	69,567,169
March	$4.14	$3.30	190,631,659	$4.54	$3.69	69,528,116
April	$3.90	$3.31	80,235,542	$4.26	$3.67	31,904,705
May	$3.97	$3.59	64,681,270	$4.35	$3.86	34,290,311
June	$3.88	$3.23	87,854,948	$4.24	$3.48	65,042,198
July	$3.55	$3.41	51,477,963	$3.87	$3.64	31,256,724
August	$3.45	$3.37	40,054,385	$3.78	$3.66	16,007,221
September	$3.99	$3.28	102,829,553	$4.42	$3.57	60,181,999
October	$3.83	$3.10	78,688,291	$4.27	$3.48	30,277,765
November	$3.59	$2.98	78,437,939	$4.05	$3.40	26,865,129
December	$3.26	$2.80	63,223,148	$3.71	$3.26	29,325,581

(1) Information is presented on a consolidated basis for all of the U.S. as reported by Bloomberg under “TRQ US”.

(2) Information is presented on a consolidated basis for all of Canada as reported by Bloomberg under “TRQ CN”.

DIRECTORS AND OFFICERS

Name and Occupation

The name, province or state, and country of residence and position with Turquoise Hill of each director and executive officer of Turquoise Hill, as of the date hereof (except as otherwise disclosed), and the principal business or occupation in which each director or executive officer has been engaged during the immediately preceding five years is as follows:

Name and Municipality of Residence	Position with Turquoise Hill	Principal Occupation During Past Five Years

ROWENA ALBONES Brisbane, Australia	Director (since October 2013)	Chief Financial Officer, Copper & Coal, Rio Tinto (2012 to present); Group Advisor, Reporting and Analysis, Rio Tinto (2009 to 2012).

STEWART BECKMAN Brisbane, Australia	Senior Vice President, Operations and Technical Development

Senior Vice President, Operations and Technical Development, Turquoise Hill (May 2012 to present); Project Director for Oyu Tolgoi Phase 2 (March 2014 to present); Regional General Manager, Technology & Innovation Americas, Rio Tinto (April 2010 to May 2012); General Manager, Tom Price and Marandoo Mines, Rio Tinto – Western Australia (2007 to April 2010).

Name and Municipality of Residence	Position with Turquoise Hill	Principal Occupation During Past Five Years

JILL GARDINER Vancouver, British Columbia, Canada	Director and Chair (Director since May 2012 and Chair since January 2015)	Corporate Director and Financial Consultant (March 2009 to present); Managing Director and Regional Head (British Columbia), RBC Capital Markets (May 2003 to March 2009).

DR. JAMES GILL Toronto, Ontario, Canada	Director (since November 2014)	Technical Advisor, Asset Chile’s Fenex Fund (2012 to present); Mining Consultant (2007 to present); Non-Executive Chairman and Director, Thundermin Resources Ltd. (1986 to present).

PETER GILLIN Toronto, Ontario, Canada	Director (since May 2012)	Corporate Director (December 2008 to present); Chief Restructuring Officer, Tahera Diamond Corporation (September 2008 to December 2008).

DR. DAVID KLINGNER Melbourne, Australia	Former Director and Chair (Director and Chair from May 2012 to January 1, 2015)	Chair/Corporate Director (2004 to December 2014).

KAY PRIESTLY Park City, Utah, USA	Former Director and Chief Executive Officer (Director from February 2011 to December 31, 2014 and Chief Executive Officer from May 2012 to December 1, 2014)

Chief Executive Officer, Turquoise Hill (May 2012 to Decmeber 2014); Chair, SouthGobi Resources Ltd. (September 2012 to December 2014); Interim Chief Executive Officer, Turquoise Hill (April 2012 to May 2012); Chief Financial Officer, Rio Tinto – Copper (November 2008 to May 2012).

RUSSEL ROBERTSON Toronto, Ontario, Canada	Director (since June 2012)

Executive Vice President, and Head, Anti-Money Laundering, BMO Financial Group (June 2013 to present); Executive Vice-President, Business Integration, BMO Financial Group and Vice-Chair, BMO Financial Corp. (March 2011 to June 2013); Chief Financial Officer, BMO Financial Group (March 2008 to March 2011).

DR. CRAIG STEGMAN Cottonwood Heights, Utah, USA	Director (since January 2015)

Chief Growth & Innovation Officer, Copper & Coal, Rio Tinto (September 2013 to present); Managing Director, Copper Major Projects, Rio Tinto (April 2012 to September 2013); Managing Director, Northparkes Mines, Rio Tinto (2009 to 2012).

STEEVE THIBEAULT Cottonwood Heights, Utah, USA	Chief Financial Officer (since June 2014)	Chief Financial Officer, Turquoise Hill (June 2014 to present); Chief Finance Officer, Energy Resources of Australia (September 2009 – May 2014).

Name and Municipality of Residence	Position with Turquoise Hill	Principal Occupation During Past Five Years

JEFF TYGESEN Sandy, Utah, USA	Director and Chief Executive Officer (Director since August 2012 and Chief Executive Officer since December 1, 2014)

Chief Executive Officer, Turquoise Hill (December 2014 to present); Vice-President, Copper Development, Rio Tinto Copper Group (April 2011 to October 2014); Mining Executive, Rio Tinto Copper Group (December 2009 to March 2011).

Each director’s term of office expires at the next annual general meeting of Turquoise Hill.

Shareholdings of Directors and Executive Officers

As of the date hereof, the directors and executive officers, as a group, own, directly or indirectly, 120,000 Common Shares.

Committees of the Board of Directors

The committees of the Board of Directors consist of an Audit Committee, a Compensation and Benefits Committee, a Nominating and Corporate Governance Committee, a Health, Safety and Environment Committee and an ad hoc committee called the SouthGobi Special Committee. The current members of the Audit Committee are Russel Robertson (Chair), Jill Gardiner and Peter Gillin. The current members of the Compensation and Benefits Committee are Peter Gillin (Chair), Russel Robertson and Jill Gardiner. The current members of the Nominating and Corporate Governance Committee are Jill Gardiner (Chair), Dr. James W. Gill and Rowena Albones. The current members of the Health, Safety and Environment Committee are Jeff Tygesen (Chair), Dr. James W. Gill and Dr. Craig Stegman. The current members of the SouthGobi Special Committee are Jill Gardiner (Chair), Rowena Albones and Peter Gillin.

Conflicts of Interest

Certain directors of Turquoise Hill and its subsidiaries are associated with other reporting issuers or other corporations. These relationships may give rise to conflicts of interest from time to time. For example, Rowena Albones and Dr. Craig Stegman are also officers of Rio Tinto, and Jeff Tygesen, Steeve Thibeault and Stewart Beckman are all seconded employees of Rio Tinto, which has a controlling interest in the Corporation. Ms. Albones and Messrs. Tygesen and Stegman are nominated by RTIH to act as directors of the Corporation. In accordance with the YBCA, a director or officer of a corporation who (a) is a party to a material contract or proposed material contract with the corporation; or (b) is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with the corporation, shall disclose in writing to the corporation or request to have entered in the minutes of meetings of directors the nature and extent of the interest.

In 2013, the Corporation implemented a revised Code of Business Conduct and Ethics (the “Ethics Policy”) in order to model it closer to Rio Tinto’s global code of business conduct titled The Way We Work. The Ethics Policy is applicable to all employees, consultants, officers and directors regardless of their position in the organization, at all times and everywhere the Corporation does business. The Ethics Policy provides that the Corporation’s employees, consultants, officers and directors will uphold its commitment to a culture of honesty, integrity and accountability and the Corporation requires the highest standards of professional and ethical conduct from its employees, consultants, officers and directors. The Corporation takes any violation of applicable anti-bribery laws very seriously and any employee who violates these laws will be subject to disciplinary measures up to and including termination of employment.

The Corporation believes that its Ethics Policy is responsive to any potential issues in which such policies are meant to address and clearly demonstrates the Corporation’s full commitment to all of its stakeholders to act at all times as a responsible social and corporate citizen.

The Corporation has a confidential whistleblower program. Employees are encouraged to report any suspicion of unethical or illegal practices.

Audit Committee Information

Information concerning the Audit Committee of Turquoise Hill, as required by National Instrument 52 -110 – Audit Committees, is provided in Schedule A to this AIF.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed below or elsewhere in this AIF, no director or executive officer of the Corporation, or person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the issued and outstanding Common Shares; nor any associate or affiliate of the foregoing, has any material interest, direct or indirect, in any transaction within the Corporation’s three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Corporation.

RTIH is the Corporation’s largest shareholder, holding 50.8% of the issued and outstanding Common Shares. Within the Corporation’s three most recently completed financial years, and within the current financial year, Rio Tinto has been party to a series of transactions that have materially affected, or could materially affect, the Corporation. See “General Development of the Business – Agreements with Rio Tinto”. During the year ended December 31, 2014, Rio Tinto provided services to the Corporation for the Oyu Tolgoi Mine on a cost-recovery basis which amounted to $78.6 million (2013 – $98.3 million and 2012 – $113.3 million). In addition, various other transactions were entered into between the Corporation and Rio Tinto in fiscal 2014, as further described under Item 14 of the Corporation’s MD&A.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent for the Common Shares in Canada is CST Trust Company at its principal offices in Vancouver and Toronto.

MATERIAL CONTRACTS

Material contracts under National Instrument 51-102 Continuous Disclosure Obligations are contracts, other than contracts entered into in the ordinary course of the Corporation’s business, that are material to the Corporation. The following is a list of: (i) material contracts entered into since January 1, 2014; and (ii) material contracts entered into prior to January 1, 2014 but after January 1, 2002 that remain in effect:

1.	Entrée Earn-in Agreement.[6] See “Description of the Business – Summary of Project Development – Project Description and Location”.

6 Under the terms of the Investment Agreement, Turquoise Hill agreed to transfer its interest in the Entrée Joint Venture to Oyu Tolgoi LLC.

2.	Private Placement Agreement. See “General Development of the Business – Agreements with Rio Tinto – Private Placement Agreement”.

3.	Investment Agreement. See “General Development of the Business – Agreements with the Government of Mongolia – Investment Agreement”.

4.	Shareholders’ Agreement. See “General Development of the Business – Agreements with the Government of Mongolia – Shareholders’ Agreement”.

5.	HoA. See “General Development of the Business – Agreements with Rio Tinto – HoA”.

6.	2012 MoA. See “General Development of the Business – Agreements with Rio Tinto – 2012 MoA”.

7.	Power Purchase Agreement. See “General Development of the Business – Agreements with the Government of Mongolia – Power Supply”.

8.	2013 MoA. See “General Development of the Business – Agreements with Rio Tinto – 2013 MoA”.

INTERESTS OF EXPERTS

PricewaterhouseCoopers LLP has been the auditor of the Corporation since April 2, 2012 and Deloitte LLP was the auditor of the Corporation from January 1995 until April 2, 2012. PricewaterhouseCoopers LLP is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

Turquoise Hill has relied on the work of the qualified persons listed in the section of this AIF titled “Description of the Business – Qualified Persons” in connection with the scientific and technical information presented in this AIF in respect of its material mineral property, the Oyu Tolgoi Mine, which is based upon the 2014 Oyu Tolgoi Technical Report, which report is available for review on SEDAR at www.sedar.com.

To the knowledge of Turquoise Hill, none of the qualified persons listed in the section of this AIF titled “Description of the Business – Qualified Persons” who prepared or contributed to the preparation of the 2014 Oyu Tolgoi Technical Report, nor any of companies listed therein that employ those individuals, hold Common Shares or securities exercisable to acquire Common Shares equal to or greater than 1% of the issued and outstanding Common Shares.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Turquoise Hill securities and options to purchase Common Shares is contained in the management proxy circular for the annual general meeting of Turquoise Hill to be held on May 8, 2015, which will be filed on SEDAR at www.sedar.com concurrently with the filing of this AIF. Additional financial information is contained in Turquoise Hill’s comparative financial statements and MD&A as at and for the years ended December 31, 2014 and 2013. Copies of the management proxy circular, financial statements and MD&A (when filed) are available on SEDAR at www.sedar.com, and may also be obtained upon request from Turquoise Hill at 354 – 200 Granville Street, Vancouver, British Columbia, V6C 1S4.

Additional information relating to Turquoise Hill may be found on SEDAR at www.sedar.com.

SCHEDULE A

AUDIT COMMITTEE INFORMATION

Composition of Audit Committee

Turquoise Hill’s Audit Committee consists of Russel Robertson, Jill Gardiner and Peter Gillin. Mr. Robertson has been Chair of the Audit Committee since January 1, 2015. The Board of Directors has determined that all members of the Audit Committee satisfy the independence, financial literacy, expertise and financial experience requirements under applicable securities laws, rules and regulations, stock exchange and any other regulatory requirements applicable to Turquoise Hill. In addition, in accordance with the Sarbanes-Oxley Act, the Board of Directors has determined that each of Jill Gardiner, Peter Gillin and Russel Robertson is an audit committee financial expert.

Relevant Education and Experience

Russel Robertson

Mr. Robertson holds a Bachelor of Arts degree (Honours) from the Richard Ivey School of Business at the University of Western Ontario, is a Chartered Professional Accountant and a Fellow of the Institute of Chartered Professional Accountants (Ontario). He is a member of the Institute of Corporate Directors. Since June, 2013, Mr. Robertson has served as Executive Vice President, and Head, Anti-Money Laundering at BMO Financial Group. Mr. Robertson previously held various senior positions with two major accounting firms, including holding the positions of Vice-Chair, Deloitte & Touche LLP (Canada), and Canadian Managing Partner, Arthur Andersen LLP (Canada).

Jill Gardiner

Ms. Gardiner holds a Bachelor of Science degree and a Masters of Business Administration, both from Queens University. Ms. Gardiner is a member of the Institute of Corporate Directors. During her 20 plus years in the investment banking industry, she has held various roles pertaining to, and has developed considerable expertise in the areas of, corporate finance, mergers and acquisitions, and debt capital markets.

Peter Gillin

Mr. Gillin holds an Honours Business Administration degree from the Richard Ivey School of Business, University of Western Ontario, and is a Chartered Financial Analyst. Mr. Gillin is a member of the Institute of Corporate Directors, the Chartered Financial Analysts Institute and the Toronto Society of Financial Analysts.

Audit Fees

PricewaterhouseCoopers LLP have been the Corporation’s auditor since April 2, 2012. Deloitte LLP was the Corporation’s auditor from January 1995 to April 2012.

The aggregate fees billed by PricewaterhouseCoopers LLP and its affiliates in fiscal 2014 and fiscal 2013 are detailed below (rounded).

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	PwC	PwC

(Canadian $)	2014	2013
Audit Fees (a)	$1,697,000	$1,447,000
Audit Related Fees (b)	$948,000	$395,000
Tax Fees	$0	$0
Other Fees (c)	$3,000	$3,000

Total	$2,648,000	$1,845,000

(a)	Fees for audit services billed or expected to be billed relating to fiscal 2014 and 2013 consist of:

•	audit of the Corporation’s annual consolidated financial statements; and

•	audits of its subsidiaries’ (SouthGobi and, in respect of 2013 only, Chinova Resources Pty Ltd (formerly known as Inova Resources Limited and Ivanhoe Australia)) annual statutory financial statements.

In addition, in 2014 and 2013 fees were paid for services provided pursuant to section 404 of the Sarbanes-Oxley Act, applicable Canadian securities laws and the required attestations relating to the effectiveness of the Corporation’s internal controls on financial reporting.

(b)	Fees for audit-related services provided during fiscal 2014 and 2013 consist of:

•	translation services;

•	reviews of Turquoise Hill’s interim financial statements;

•	reviews of its subsidiaries’ (SouthGobi and, in respect of 2013 only, Chinova Resources Pty Ltd) interim financial statements; and

•	comfort letters, consents, and other services related to SEC, Canadian and other securities regulatory authorities’ matters.

(c)	Fees for other services provided during fiscal 2014 related to a subscription fee in connection with an online database for reporting requirements.

The Audit Committee’s charter requires the pre-approval by the Audit Committee of all audit and non-audit services provided by the external auditor. In March 2013, the Board of Directors adopted a resolution pursuant to which the Audit Committee is required to pre-approve all audit and non-audit services above $250,000 provided by the external auditor. Pre-approval from the Audit Committee can be sought for planned engagements based on budgeted or committed fees. No further approval is required to pay pre-approved fees. Additional pre-approval is required for any increase in scope or in final fees.

Pursuant to these procedures, 100% of each of the services provided by the Corporation’s external auditor relating to the fees reported as audit, audit-related, tax and other fees were approved by the Audit Committee.

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SCHEDULE B

GLOSSARY OF TECHNICAL TERMS AND ABBREVIATIONS

AAS:  atomic absorption spectroscopy.

Ag:  silver. A metal element of economic interest.

albite:  a triclinic mineral of the feldspar group. A member of the plagioclase and the alkali feldspar series. A common rock-forming mineral in granite, intermediate to felsic igneous rocks, low-temperature metamorphic rocks, and hydrothermal cavities and veins.

anomaly:  a departure from the norm which may indicate the presence of mineralization in the underlying bedrock.

argillic:  of or relating to clay or clay minerals.

assay:  the chemical analysis of an ore, mineral or concentrate of metal to determine the amount of valuable species.

Au: gold. A metal element of economic interest.

augite:  a monoclinic mineral of the pyroxene group. It appears dark-green to black with prismatic cleavage. It is a common rock-forming mineral in igneous and metamorphic rocks.

basalt:  a dark-coloured mafic igneous rocks, commonly extrusive but locally intrusive (e.g., as dikes). It is composed chiefly of calcic plagioclase and clinopyroxene. Nepheline, olivine, orthopyroxene, or quartz may be present in the rocks.

biotite:  a monoclinic mineral of the mica group. It is dark brown, dark green, black and is a common rock-forming mineral in crystalline rocks, either as an original crystal in igneous rocks or as a metamorphic product in gneisses and schists.

bornite:  an isometric mineral which is metallic. It appears brownish bronze tarnishing to iridescent blue and purple. It is a valuable source of copper.

breccias:  is a rock composed of broken fragments of minerals or rock cemented together by a fine-grained matrix, that can be either similar to or different from the composition of the fragments.

carbonaceous:  means coaly, containing carbon or coal, esp. shale or other rock containing small particles of carbon distributed throughout the whole mass.

chalcocite:  a form of copper mineral ore that generally contains a high copper content.

chalcopyrite:  a form of copper mineral ore that generally contains a low copper content.

colluvial talus:  a sloping mass of earth material that has accumulated at the base of a hill, through the action of gravity.

concentrate:  a product containing valuable metal from which most of the waste material in the ore has been eliminated.

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concentrator:  a plant for recovery of valuable minerals from ore in the form of concentrate. The concentrate must then be treated in some other type of plant, such as a smelter, to effect recovery of the pure metal.

covellite:  a supergene mineral found in copper deposits; a source of copper.

Cu:  copper. A metal element of economic interest.

CuEq:  a copper equivalent grade, calculated using assumed metal prices for copper, gold and, where applicable, molybdenum.

cut-off grade:  the lowest grade of mineral resources considered economic; used in the calculation of reserves and resources in a given deposit.

dacite:  a light gray volcanic rock containing a mixture of plagioclase and other crystalline minerals in glassy silica, similar in appearance to rhyolite.

dyke: a tabular igneous intrusion that cuts across the bedding or foliation of the country rock.

enargite:  an orthorhombic mineral which appears metallic gray-black. It appears in vein and replacement copper deposits as small crystals or granular masses and is an important ore of copper and arsenic.

epithermal:  a hydrothermal mineral deposit formed within about 1 km of the Earth’s surface and in the temperature range of 50 to 200 degrees C, occurring mainly as veins.

fault:  a fracture in rock along which the adjacent rock surfaces are differentially displaced.

feasibility study:  a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

fold:  a curve or bend of a planar structure such as rock strata, bedding planes, foliation, or cleavage. A fold is a product of deformation, although its definition is descriptive and not genetic and may include primary structures.

g:  SI unit symbol for gram (one one-thousandth of a kilogram).

gangue:  valueless rock or mineral in ore.

granodiorite:  a group of coarse-grained plutonic rocks intermediate in composition between quartz diorite and quartz monzonite, containing quartz, plagioclase (oligoclase or andesine), and potassium feldspar, with biotite, hornblende, or, more rarely, pyroxene, as the mafic components.

gravity survey:  measurements of the gravitational field at a series of different locations over an area of interest. The objective in exploration work is to associate variations with differences in the distribution of densities and hence rock types.

g/t:  grams per tonne.

Ha:  SI symbol for hectare.

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HQ:  diamond drilling equipment that produces a 63.5mm core diameter.

hypogene:  primary mineralization formed by mineralizing solutions emanating up from a deep magnetic source.

Indicated mineral resource:  that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred mineral resource:  that part of a mineral resource for which the quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

intrusive:  rock which while molten, penetrated into or between other rocks but solidified before reaching the surface.

IP:  induced polarization.

km:  SI unit symbol for kilometre.

koz:  thousand ounces.

ktpd: thousand tonnes per day.

kV:  thousand volts.

lapilli:  pyroclastics that may be either essential, accessory, or accidental in origin, of a size range that has been variously defined within the limits of 2 mm and 64 mm.

lb: pound (mass).

leach:  to dissolve minerals or metals out of ore with chemicals.

lithologic:  pertaining to the gross physical character of a rock or rock formation.

lithology:  the general physical characteristics of rocks in a particular area.

m:  SI unit symbol for metre.

m3:  cubic metres.

magnetite:  an isometric mineral of the spinel group which is black in appearance. It forms with magnesioferrite and crystallizes in octahedral formations and is strongly ferromagnetic. A major mineral in banded iron formations and magmatic iron deposits and an ore of iron.

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Measured mineral resource:  that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parametres to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

mineral reserve:  the economically mineable part of a Measured or Indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, and economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. An ore reserve includes diluting materials and allowances for losses that may occur when the material is mined.

mineral resource:  is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Mlb:  million pounds.

mm:  SI symbol for millimetre.

Mo:  molybdenum. A metal element of economic interest.

monocline:  a local steepening in an otherwise uniform gentle dip.

monzodiorite:  a coarse-grained igneous rock consisting of essential plagioclase feldspar, orthoclase feldspar, hornblende, and biotite, with or without pyroxene.

Moz:  million troy ounces

Mt:  million tonnes.

muscovite:  a monoclinic mineral of the mica group. It is a common rock-forming mineral in silicic plutonic rocks, mica schists, gneisses, and commercially in pegmatites.

MW:  megawatts.

NQ:  diamond drilling equipment that produces a 47.5mm core diameter.

oz:  troy ounce (mass).

paleochannel:  a remnant of an inactive river or stream channel that has been either filled or buried by younger sediment.

porphyry:  any igneous rock in which relatively large, conspicuous crystals (called phenocrysts) set in a fine-grained ground mass.

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ppm:  parts per million.

PQ:  diamond drilling equipment that produces an 85mm core diameter.

preliminary assessment or scoping study:  a study that includes an economic analysis of the potential viability of mineral resources taken at an early stage of the project prior to the completion of a preliminary feasibility study.

preliminary feasibility study and pre-feasibility study:  a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental factors and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

pyrite:  an isometric mineral. It is an accessory in igneous rocks, and in metamorphic rocks, in sedimentary rocks including coal seams and is a source of sulphur which may have included gold.

pyritic:  pertaining to, resembling, or having the properties of pyrite.

pyroclastic:  produced by explosive or aerial ejection of ash, fragments, and glassy material from a volcanic vent. Applied to the rocks and rock layers as well as to the textures so formed.

QA:  quality assurance.

QC:  quality control.

QMD or quartz monzodiorite:  plutonic rock containing quartz, alkali feldspars, plagioclase feldspars and feldspathoid minerals.

qualified person:  an individual who: (a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation, or mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project; and (c) is a member in good standing of a professional association as defined by NI 43-101.

quartz:  a general term for a variety of cryptocrystalline varieties of silica.

RC:  reverse circulation method of drilling.

rhyolite:  a group of extrusive igneous rocks, typically porphyritic and commonly exhibiting flow texture, with phenocrysts of quartz and alkali feldspar in a glassy to cryptocrystalline groundmass and also refers to any rock in that group. Rhyolite grades into rhyodacite with decreasing alkali feldspar content and into trachyte with a decrease in quartz.

seismicity:  measure of frequency and magnitudes of earthquakes in a given area.

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selenium:  a nonmetallic element and member of the sulphur family. It is widely distributed in small quantities, usually as selenides of heavy metals and obtained from electrolytic copper refining.

sericite:  a white, fine-grained potassium mica occurring in small scales as an alteration product of various aluminosilicate minerals, having a silky luster, and found in various metamorphic rocks (esp. in schists and phyllites) or in the wall rocks, fault gouge, and vein fillings of many ore deposits. It is commonly muscovite or very close to muscovite in composition, but may also include paragonite and illite.

shear zones:  volumes of rock deformed by shearing stress under brittle-ductile or ductile conditions, typically in subduction zones at depths down to 10-20 km.

stratigraphic sequence:  a chronologic succession of sedimentary rocks from older below to younger above, essentially without interruption.

strike:  the direction, or course or bearing, of a vein or rock formation measured on a level surface.

sulphidation:  a reaction with sulphur to form sulphides.

sulphides:  compounds of sulphur with other metallic elements.

supergene:  ore minerals that have been formed by the effects (usually oxidization and secondary sulphide enrichment) of descending ground water.

t:  metric tonne (1000kg).

tailings:  the gangue and other refuse material resulting from the washing, concentration, or treatment of ground ore.

tectonic units:  three-dimensional rock bodies with distinct physical boundaries and unique structural characters including temporal evolution.

tellurium:  a trigonal mineral. It appears in pyrite, sulphur, or in the fine dust of gold-telluride mines.

tennantite:  an isometric mineral of the tetrahedrite group. It may contain zinc, silver, or cobalt replacing copper. Appears in veins and is an important source of copper.

tpd:  tonnes per day.

tuff:  consolidated pyroclastic rocks.

vein:  a zone or belt of mineralized rock lying within boundaries clearly separating it from neighbouring rock. It includes all deposits of mineral matter found through a mineralized zone or belt coming from the same source, impressed with the same forms and appearing to have been created by the same processes.